UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number **001-39043**

BROADWAY FINANCIAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**95-4547287**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
4601 Wilshire Boulevard, Suite 150 **Los Angeles, California**	**90010**
(Address of principal executive offices)	(Zip Code)

(323) 634-1700
(Registrant's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:
Common Stock, par value $0.01 per share (including attached preferred stock purchase rights)	BYFC	Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Aggregate market value of the voting and non-voting common stock held by non-affiliates as of June 30, 2025: $54.2 million.

As of March 18, 2026, 6,206,166 shares of the registrant's Class A voting common stock, 1,425,404 shares of the registrant's Class B non-voting common stock and 1,672,562 shares of the registrant's Class C non-voting common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its 2026 Annual Meeting of Stockholders, which will be filed no later than April 30, 2026, are incorporated by reference in Part III, Items 10 through 14 of this report.

TABLE OF CONTENTS

Forward-Looking Statements

Certain statements herein, including without limitation, certain matters discussed under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this Form 10-K, are forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended, that reflect our current views with respect to future events and financial performance. Forward-looking statements typically include the words "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," "poised," "optimistic," "prospects," "ability," "looking," "forward," "invest," "grow," "improve," "deliver" and similar expressions, but the absence of such words or expressions does not mean a statement is not forward-looking. These forward-looking statements are subject to risks and uncertainties, including those identified below, which could cause actual future results to differ materially from historical results or from those anticipated or implied by such statements. Readers should not place undue reliance on these forward-looking statements, which speak only as of their dates or, if no date is provided, then as of the date of this Form 10-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law.

The following factors, among others, could cause future results to differ materially from historical results or from those indicated by forward-looking statements included in this Form 10-K: (1) the level of demand for mortgage and commercial loans, which is affected by such external factors as general economic conditions, market interest rate levels, tax laws and the demographics of our lending markets; (2) the direction and magnitude of changes in interest rates and the relationship between market interest rates and the yield on our interest-earning assets and the cost of our interest-bearing liabilities; (3) the rate and amount of credit losses incurred and projected to be incurred by us, increases in the amounts of our nonperforming assets, the level of our loss reserves and management's judgments regarding the collectability of loans; (4) changes in the regulation of lending and deposit operations or other regulatory actions, whether industry-wide or focused on our operations, including increases in capital requirements or directives to increase allowances for credit losses or make other changes in our business operations; (5) legislative or regulatory changes, including those that may be implemented by the current administration in Washington, D.C. and the Federal Reserve Board; (6) possible adverse rulings, judgments, settlements and other outcomes of litigation; (7) actions undertaken by both current and potential new competitors; (8) the possibility of adverse trends in property values or economic trends in the residential and commercial real estate markets in which we compete; (9) the effect of changes in general economic conditions; (10) the effect of geopolitical uncertainties; (11) the impact of health crises on our future financial condition and operations; (12) the impact of any volatility in the banking sector due to the failure of certain banks due to high levels of exposure to liquidity risk, interest rate risk, uninsured deposits and cryptocurrency risk; (13) the loss of our CDFI certification could potentially limit our grant income awards; (14) other risks and uncertainties detailed in this Form 10-K, including those described in Part I. Item 1A. "Risk Factors" and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ITEM 1.   BUSINESS

General

Broadway Financial Corporation (the "Company") was incorporated under Delaware law in 1995 for the purpose of acquiring and holding all of the outstanding capital stock of Broadway Federal Savings and Loan Association as part of the bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings bank. In connection with the conversion, the bank's name was changed to Broadway Federal Bank, f.s.b. ("Broadway Federal"). In 1996, the conversion was completed and Broadway Federal became a wholly-owned subsidiary of the Company.

In 2021, the Company completed its merger (the "Merger") with CFBanc Corporation ("CFBanc"), with the Company continuing as the surviving entity. Immediately following the Merger, Broadway Federal merged with and into City First Bank of D.C, National Association with City First Bank of D.C., National Association continuing as the surviving entity (combined with Broadway Federal, "City First" or the "Bank"). Concurrently with the Merger, the Bank changed its name to City First Bank, National Association.

Concurrently with the completion of the Merger, the Company converted to become a public benefit corporation. The Company works to spur equitable economic development with a mission to strengthen the overall well-being of historically excluded communities and has deployed loans and investments in the communities we serve that we believe has helped close funding gaps, preserved or increased access to affordable housing, created and preserved jobs, and expanded critical social services. We believe our status as a Delaware public benefit corporation aligns our business model of creating social, economic, and environmental value for underserved communities with a stakeholder governance model that allows us to give careful consideration to the impact of our decisions on workers, customers, suppliers, community, the environment, and our impact on society; and to align further our mission and values to our organizational documents.

The Company is currently regulated by the Board of Governors of the Federal Reserve System (the "FRB"). The Bank is currently regulated by the Office of the Comptroller of the Currency (the "OCC") and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank's deposits are insured up to applicable limits by the FDIC. The Bank is also a member of the Federal Home Loan Bank of Atlanta (the "FHLB"). See "Regulation" for further descriptions of the regulatory systems to which the Company and the Bank are subject.

Available Information

Our internet website address is www.cityfirstbank.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available on our website as soon as reasonably practicable after we file such material with, or furnish such material to, the Securities and Exchange Commission (the "SEC") and can be obtained free of charge by sending a written request to Broadway Financial Corporation, 4601 Wilshire Boulevard, Suite 150, Los Angeles, California 90010 Attention: Audrey Phillips. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information filed electronically by us with the SEC.

Business Overview

The Company is headquartered in Los Angeles, California and our principal business is the operation of our wholly-owned subsidiary, City First, which has three offices: two in California (in Los Angeles and the nearby city of Inglewood) and one in Washington, D.C. City First's principal business consists of attracting deposits from the general public in the areas surrounding our branch offices, loan customers, large non-profit entities, local municipalities, and depositors who believe in the Bank's mission-driven focus. These deposits, together with funds generated from operations and borrowings, primarily in loans secured by residential properties with five or more units ("multi-family") and commercial real estate. Our assets also include loans secured by commercial business assets as well as residential properties with one-to-four units ("single-family"). In addition, we invest in securities issued by federal government agencies, residential mortgage-backed securities and other investments.

Our revenue is derived primarily from interest income on loans and investments. Our principal costs are interest expenses that we incur on deposits and borrowings, together with general and administrative expenses. Our earnings are significantly affected by general economic and competitive conditions, particularly monetary trends, and conditions, including changes in market interest rates and the differences in market interest rates for the interest-bearing deposits and borrowings that are our principal funding sources and the interest yielding assets in which we invest, as well as government policies and actions of regulatory authorities.

Lending Activities

General

Our loan portfolio is comprised primarily of commercial mortgage loans which are secured by multi-family residential properties, single-family residential properties and commercial real estate, including charter schools, community facilities, and churches. The remainder of the loan portfolio consists of commercial business loans, loans guaranteed by the Small Business Administration (the ''SBA'') and construction-to-permanent loans. At December 31, 2025, our net loan portfolio totaled $1.0 billion, or 75.5% of total assets.

We emphasize the origination of adjustable-rate loans, most of which are hybrid loans (loans having an initial fixed rate period which are initially five years, followed by an adjustable-rate period), for our portfolio of loans held for investment. We originate these loans in order to maintain a high percentage of loans that have provisions for periodic repricing, thereby reducing our exposure to interest rate risk. At December 31, 2025, more than 82% of our loans had adjustable-rate features. However, most of our adjustable-rate loans behave like fixed rate loans for periods of time because the loans may still be in their initial fixed-rate period or may be subject to interest rate floors.

The types of loans that we originate are subject to federal laws and regulations. The interest rates that we charge on loans are affected by the demand for such loans, the supply of money available for lending purposes and the rates offered by competitors. These factors are in turn affected by, among other things, economic conditions, monetary policies of the federal government, including the FRB, and legislative tax policies. See ''Regulation'' for more information on the government regulations to which we are subject.

The following table details the composition of our portfolio of loans held for investment by type, dollar amount and percentage of loan portfolio at the dates indicated:

	December 31,									
	2025		**2024**		**2023**		**2022**		**2021**	
	Amount	**Percent of total**	**Amount**	**Percent of total**	**Amount**	**Percent of total**	**Amount**	**Percent of total**	**Amount**	**Percent of total**
	(Dollars in thousands)									
Single-family	$ 20,607	2.03%	$ 24,036	2.39%	$ 25,184	2.74%	$ 30,038	3.89%	$ 45,372	6.96%
Multi-family	593,187	58.41%	639,156	63.50%	567,481	61.81%	502,141	65.08%	393,704	60.36%
Commercial real estate	162,618	16.01%	163,348	16.23%	127,684	13.91%	114,574	14.85%	93,193	14.29%
Church	9,015	0.89%	9,470	0.94%	12,717	1.39%	15,780	2.04%	22,503	3.45%
Construction	72,979	7.19%	91,600	9.10%	99,060	10.79%	40,703	5.27%	32,072	4.92%
Commercial - other . .	140,019	13.79%	77,787	7.73%	70,950	7.73%	64,841	8.40%	46,539	7.13%
SBA Loans	17,067	1.68%	1,142	0.11%	14,954	1.63%	3,601	0.47%	18,837	2.89%
Consumer	38	—%	13	—%	13	—%	11	—%	—	—%
Gross loans	1,015,530	100.00%	1,006,552	100.00%	918,043	100.00%	771,689	100.00%	652,220	100.00%
Plus:										
Premiums on loans purchased	8,671		—		32		35		58	
Deferred loan costs, net	1,858		2,116		1,940		1,723		1,471	
Less:										
Credit and interest marks on purchased loans, net	95		348		772		1,010		1,842	
Unamortized discounts	—		—		1		3		3	
Allowance for credit/loan losses	9,424		8,364		7,613		4,388		3,391	
Total loans held for investment	$1,016,540		$ 999,956		$911,629		$768,046		$648,513	

The following table presents loan categories by maturity for the period indicated. Actual repayments historically have, and will likely in the future, differ significantly from contractual maturities because individual borrowers generally have the right to prepay loans, with or without prepayment penalties.

	December 31, 2025				
	One Year or Less	More Than One Year to Five Years	More Than Five Years to 15 Years	More Than 15 Years	Total
	(Dollars in thousands)				
Loans receivable held for investment:					
Single-family...................	$ 2,129	$ 8,735	$ 3,302	$ 6,441	$ 20,607
Multi-family	15,245	21,794	13,398	542,750	593,187
Commercial real estate	10,333	98,485	30,863	22,937	162,618
Church.......................	2,886	2,186	3,943	—	9,015
Construction	46,695	22,641	3,643	—	72,979
Commercial - other	22,718	21,116	39,163	57,022	140,019
SBA loans	19	74	9,388	7,586	17,067
Consumer	38	—	—	—	38
	$100,063	$175,031	$103,700	$636,736	$1,015,530
Loans maturities after one year with:					
Fixed rates					
Single-family...................		$ 8,292	$ 662	$ —	$ 8,954
Multi-family		18,869	7,006	—	25,875
Commercial real estate		74,988	23,724	—	98,712
Church.......................		—	—	—	—
Construction		4,680	—	—	4,680
Commercial - other		20,116	34,180	9,162	63,458
SBA loans		—	3,417	—	3,417
Consumer		—	—	—	—
		$126,945	$ 68,989	$ 9,162	$ 205,096
Variable rates					
Single-family...................		$ 443	$ 2,640	$ 6,441	$ 9,524
Multi-family		2,925	6,392	542,750	552,067
Commercial real estate		23,497	7,139	22,937	53,573
Church.......................		2,186	3,943	—	6,129
Construction		17,961	3,643	—	21,604
Commercial - other		1,000	4,983	47,860	53,843
SBA loans		74	5,971	7,586	13,631
Consumer		—	—	—	—
		$ 48,086	$ 34,711	$627,574	$ 710,371
Total........................		$175,031	$103,700	$636,736	$ 915,467

Multi-Family and Commercial Real Estate Lending

Our primary lending emphasis has been on the origination of loans secured by multi-family residential properties with five or more units. These multi-family loans amounted to $593.2 million and $639.2 million at December 31, 2025 and 2024, respectively. Multi-family loans represented 58.41% of our gross loan portfolio at December 31, 2025 compared to 63.50% of our gross loan portfolio at December 31, 2024. Most of our multi-family loans amortize over 30 years. As of December 31, 2025, our single largest multi-family credit had an outstanding balance of $11.2 million, was current, and was collateralized by a 53-unit apartment complex in Downey, California. At December 31, 2025, the average balance of a loan in our multi-family portfolio was $1.3 million.

Our commercial real estate loans amounted to $162.6 million and $163.3 million at December 31, 2025 and 2024, respectively. Commercial real estate loans represented 16.01% and 16.23% of our gross loan portfolios at December 31, 2025 and 2024, respectively. Most commercial real estate loans are originated with principal repayments on a 25- to 30-year amortization schedule but are due in 5 years or 10 years. As of December 31, 2025, our two largest commercial real estate credits both had an outstanding principal balance of $15.0 million, were current, and were collateralized by a charter school located in Washington, D.C. and an office building located in Washington D.C. At December 31, 2025, the average balance of a loan in our commercial real estate portfolio was $2.9 million.

During the second half of the year ended December 31, 2025, we exited the origination of wholesale lending.

The interest rates on multi-family and commercial adjustable-rate mortgage loans ("ARM Loans") are based on the Secured Overnight Financing Rate ("SOFR"). The interest rates on commercial real estate loans are based on a variety of indices, including two-year Treasury, five-year Treasury, seven-year Treasury and ten-year Treasury and the five-year FHLB.

We currently offer adjustable-rate loans with interest rates that adjust either semi-annually or semi-annually upon expiration of an initial three- or five-year fixed rate period. Borrowers are required to make monthly payments under the terms of such loans.

Loans secured by multi-family and commercial properties are granted based on the income producing potential of the property and the financial strength of the borrower. The primary factors considered include, among other things, the net operating income of the mortgaged premises before debt service and depreciation, the debt service coverage ratio (the ratio of net operating income to required principal and interest payments, or debt service), and the ratio of the loan amount to the lower of the purchase price or the appraised value of the collateral.

We seek to mitigate the risks associated with multi-family and commercial real estate loans by applying appropriate underwriting requirements, which include limitations on loan-to-value ratios and debt service coverage ratios. Under our underwriting policies, loan-to-value ratios on our multi-family and commercial real estate loans usually do not exceed 75% of the lower of the purchase price or the appraised value of the underlying property. We also generally require minimum debt service coverage ratios of 120% for multi-family loans and commercial real estate loans. Properties securing multi-family and commercial real estate loans are appraised by management-approved independent appraisers. Title insurance is required on all loans.

Multi-family and commercial real estate loans are generally viewed as exposing the lender to a greater risk of loss than single-family residential loans and typically involve higher loan principal amounts than loans secured by single-family residential real estate. Because payments on loans secured by multi-family and commercial real properties are often dependent on the successful operation or management of the properties, repayment of such loans may be subject to adverse conditions in the real estate market or general economy. Adverse economic conditions in our primary lending market area could result in reduced cash flows on multi-family and commercial real estate loans, vacancies and reduced rental rates on such properties. We seek to reduce these risks by originating such loans on a selective basis and generally restrict such loans to our general market area. We currently do not have any loans outstanding that are outside of our market area, which consists of Southern California and the Washington, D.C. area (including parts of Maryland and Virginia).

Certain multi-family loans have adjustable-rate features based on SOFR but are fixed for the first five years. Depending on interest rate trends, some multi-family loans may pay-off during the first five years, while others continue into the adjustable-rate phase. The interest rates on loans that continue into the adjustable-rate phase are adjusted semi-annually subject to interest rate caps.

Our church loans totaled $9.0 million and $9.5 million at December 31, 2025 and 2024, respectively, which represented 0.89% and 0.94% of our gross loan portfolio at December 31, 2025 and 2024, respectively. Broadway Federal ceased originating church loans in 2010 in Southern California; however, City First originates loans to churches in the Washington, D.C. area as part of its community development mission. As of December 31, 2025, our single largest church loan had an outstanding balance of $2.1 million, was current, and was collateralized by a church building and parcel of land in Baltimore, Maryland. At December 31, 2025, the average balance of a loan in our church loan portfolio was $644 thousand.

Single-Family Mortgage Lending

While we have historically been primarily a multi-family and commercial real estate lender, we also have purchased or originated loans secured by single-family residential properties, including investor-owned properties, with maturities of up to 30 years. Single-family loans totaled $20.6 million and $24.0 million at December 31, 2025 and 2024, respectively. Of the single-family residential mortgage loans outstanding at December 31, 2025, more than 47% had adjustable-rate features. We did not purchase any single-family loans during 2025 or 2024. Of the $20.6 million of single-family loans at December 31, 2025, $16.0 million are secured by investor-owned properties.

The interest rates for our single-family ARM Loans are indexed to COFI, SOFR, 12-MTA and 1-Yr. CMT. We currently offer loans with interest rates that adjust either semi-annually or semi-annually upon expiration of an initial three or five-year fixed rate period. Borrowers are required to make monthly payments under the terms of such loans. Most of our single-family adjustable-rate loans behave like fixed rate loans because the loans are still in their initial fixed rate period or are subject to interest rate floors.

We qualify our ARM Loan borrowers based upon the fully indexed interest rate (SOFR or other index plus an applicable margin) provided by the terms of the loan. However, we may discount the initial rate paid by the borrower to adjust for market and other competitive factors. The ARM Loans that we offer have a lifetime adjustment limit that is set at the time that the loan is approved. In addition, because of interest rate caps and floors, market rates may exceed or go below the respective maximum or minimum rates payable on our ARM Loans.

The mortgage loans that we originate generally include due-on-sale clauses, which provide us with the contractual right to declare the loan immediately due and payable if the borrower transfers ownership of the property.

Construction Lending

Construction loans totaled $73.0 million and $91.6 million at December 31, 2025 and 2024, respectively, and represented 7.19% and 9.10% of our gross loan portfolio at December 31, 2025 and 2024, respectively. We provide loans for the construction of quality, affordable single-family, multi-family and commercial real estate projects and for land development. We generally make construction and land loans at variable interest rates based upon the applicable Treasury Index plus a margin. Generally, we require a loan-to-value ratio not exceeding 75% and a loan-to-cost ratio not exceeding 85% on construction loans.

Construction loans involve risks that are different from those for completed project lending because we advance loan funds based upon the security and estimated value at completion of the project under construction. If the borrower defaults on the loan, we may have to advance additional funds to finance the project's completion before the project can be sold. Moreover, construction projects are affected by uncertainties inherent in estimating construction costs, potential delays in construction schedules due to supply chain or other issues, market demand and the accuracy of estimates of the value of the completed project considered in the loan approval process. In addition, construction projects can be risky as they transition to completion and lease-up. Tenants who may have been interested in leasing a unit or apartment may not be able to afford the space when the building is completed or may fail to lease the space for other reasons such as more attractive terms offered by competing lessors, making it difficult for the building to generate enough cash flow for the owner to obtain permanent financing. We specialize in the origination of construction loans for affordable housing developments where rents are subsidized by housing authority agencies. During 2025, we originated $6.8 million of construction loans, compared to $8.9 million of construction loan originations during 2024. As of December 31, 2025, our single largest construction loan had an outstanding balance of $15.7 million.

Commercial Lending

Our commercial lending portfolio consists of loans and lending activities to businesses in our market area that are secured by business assets including inventory, receivables, machinery, and equipment. As of December 31, 2025 and 2024, non-real estate commercial loans totaled $140.0 million and $77.8 million, respectively. Commercial loans represented 13.79% and 7.73% of our loan portfolio as of December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, we originated $16.1 million of commercial loans and purchased $59.1 million of commercial loans at a premium of $7.3 million. As of December 31, 2025, our single largest commercial loan had an outstanding balance of $15.0 million. At December 31, 2025, the average balance of a loan in our non-real estate commercial loan portfolio was $2.0 million.

The risks related to commercial loans differ from loans secured by real estate and relate to the ability of borrowers to successfully operate their businesses and the difference between expected and actual cash flows of the borrowers. In addition, the recoverability of our investment in these loans is also dependent on other factors primarily dictated by the type of collateral securing these loans. The fair value of the collateral securing these loans may fluctuate as market conditions change. In the case of loans secured by accounts receivable, the recovery of our investment is dependent upon the borrower's ability to collect amounts due from customers.

SBA Guaranteed Loans

City First is an approved SBA lender. We originate loans in Washington, D.C, Maryland, Virginia and California under the SBA's 7(a), SBA Express, International Trade and 504(a) loan programs, in conformity with SBA underwriting and documentation standards. SBA loans are similar to commercial business loans but have additional credit enhancement provided by the U.S. Federal Government with guarantees between 50-85%. Certain loans classified as SBA are secured by commercial real estate property. All other SBA loans are secured by business assets. During the year ended December 31, 2025, we purchased $18.9 million of SBA loans at a premium of $1.4 million. As of December 31, 2025 and 2024, SBA loans totaled $17.1 million and $1.1 million, respectively.

Loan Originations, Purchases and Sales

The following table summarizes loan originations, purchases, sales, and principal repayments for the periods indicated:

	2025	2024	2023
		(In thousands)	
Gross loans:[1]			
Beginning balance	$1,006,552	$ 918,043	$771,689
Loans originated:			
Single-family	—	—	482
Multi-family	2,535	80,923	84,907
Commercial real estate	20,157	50,847	36,530
SBA Loans	—	800	—
Construction	6,834	8,914	49,123
Commercial	16,063	19,410	22,500
Total loans originated	45,589	160,894	193,542
Loans purchased:			
SBA Loans	18,898	—	—
Commercial	59,101	—	—
Total loans purchased	77,999	—	—
Less:			
Principal repayments	114,610	72,385	47,188
Ending balance	$1,015,530	$1,006,552	$918,043

_____

(1) Amount is before deferred origination costs, purchase premiums and discounts, and the allowance for credit losses.

Loan originations are derived from various sources including our loan personnel, local mortgage brokers, and referrals from customers. More than 94% of multi-family loan originations during 2025, 2024 and 2023 were sourced from wholesale loan brokers. All commercial real estate loans, construction loans, commercial loans and SBA loans were derived from our loan personnel, except that we partner with a third-party certified development company to originate and underwrite certain SBA 504 loans. No single-family or consumer loans were originated during the last three years.

For all loans that we originate, upon receipt of a loan application from a prospective borrower, a credit report is ordered, and certain other information is verified by an independent credit agency. If necessary, additional financial information is requested. An appraisal of the real estate intended to secure the proposed loan is required to be performed by an independent licensed or certified appraiser designated and approved by us. The Bank's Board of Directors (the "Board") annually reviews our appraisal policy. Management reviews annually the qualifications and performance of independent appraisers that we use.

It is our policy to obtain title insurance on real estate secured loans. Borrowers must also obtain hazard insurance naming the Bank as a loss payee prior to loan closing and they have the option to escrow for taxes and insurance. If the property is located in a flood zone, the borrower must obtain flood insurance and provide proof of coverage prior to closing.

Each loan requires at least two signatures for approval. The Board has authorized loan approval limits for various management team members up to $7 million per individual, and up to $12 million for the Chief Executive. Loans in excess of $7 million require review and approval by members of the Director's Loan Committee.

From time to time, we purchase loans originated by other institutions based upon our investment needs and market opportunities. The determination to purchase specific loans or pools of loans is subject to our underwriting policies, which consider, among other factors, the financial condition of the borrowers, the location of the underlying collateral properties and the appraised value of the collateral properties. During the year ended December 31, 2025, we purchased $78.0 million of loans. We did not purchase any loans during the years ended December 31, 2024 or 2023.

During 2025 and 2024, we did not originate or sell any loans that were classified as held for sale.

Asset Quality

General

The underlying credit quality of our loan portfolio is dependent primarily on each borrower's ability to continue to make required loan payments and, in the event a borrower is unable to continue to do so, the value of the collateral securing the loan, if any. A borrower's ability to pay, in the case of single-family residential loans and consumer loans, typically is dependent primarily on employment and other sources of income. Multi-family and commercial real estate loan borrowers' ability to pay is typically dependent on the cash flow generated by the property, which in turn is impacted by general economic conditions. Commercial business and SBA loan borrowers' ability to pay is typically dependent on the successful operation of their businesses or their ability to collect amounts due from their customers. Other factors, such as unanticipated expenditures or changes in the financial markets, may also impact a borrower's ability to make loan payments. Collateral values, particularly real estate values, are also impacted by a variety of factors, including general economic conditions, demographics, property maintenance and collection or foreclosure delays.

Delinquencies

We perform a weekly review of all delinquent loans and a monthly loan delinquency report is made to the Internal Asset Review Committee of the Board. When a borrower fails to make a required payment on a loan, we take several steps to induce the borrower to cure the delinquency and restore the loan to current status. The procedures we follow with respect to delinquencies vary depending on the type of loan, the type of property securing the loan, and the period of delinquency. In the case of residential mortgage loans, we generally send the borrower a written notice of non-payment promptly after the loan becomes past due. In the event payment is not received promptly thereafter, additional letters are sent, and telephone calls are made. If the loan is still not brought current and it becomes necessary for us to take legal action, we generally commence foreclosure proceedings on all real property securing the loan. In the case of commercial real estate loans, we generally contact the borrower by telephone and send a written notice of intent to foreclose upon expiration of the applicable grace period. Decisions not to commence foreclosure upon expiration of the notice of intent to foreclose for commercial real estate loans are made on a case-by-case basis. We may consider loan workout arrangements with commercial real estate borrowers in certain circumstances.

The following table shows our loan delinquencies by type and amount at the dates indicated:

	December 31, 2025				December 31, 2024				December 31, 2023			
	Loans delinquent				Loans delinquent				Loans delinquent			
	60-89 Days		90 days or more		60-89 Days		90 days or more		60-89 Days		90 days or more	
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount
	(Dollars in thousands)											
Single-family	—	$ —	1	$ 424	1	$ 6	—	$—	—	$ —	—	$—
Multi-family	—	—	1	2,094	—	—	—	—	1	401	—	—
Commercial - other	1	367	1	261	—	—	—	—	—	—	—	—
SBA loans	—	—	2	222	1	264	—	—	—	—	—	—
Total	1	$367	5	$3,001	2	$ 270	—	$—	1	$ 401	—	$—
% of Gross Loans		—%		0.29%		0.03%		—%		0.04%		—%

Non-Performing Assets

Non-performing assets ("NPAs") include non-accrual loans and real estate owned through foreclosure or deed in lieu of foreclosure ("REO"). We had five NPAs at December 31, 2025 and one NPA at December 31, 2024. Non-accrual loans consist of loans with collection status we have deemed as doubtful.

The following table provides information regarding our non-performing assets at the dates indicated:

	December 31,				
	2025	2024	2023	2022	2021
	(Dollars in thousands)				
Non-accrual loans:					
Single-family	$ 424	$ —	$—	$ —	$ —
Multi-family	2,094	—	—	—	—
Church	—	—	—	144	684
Commercial-other	261	—	—	—	—
SBA loans	222	264	—	—	—
Construction	8,168	—	—	—	—
Total non-accrual loans	11,169	264	—	144	684
Loans delinquent 90 days or more and still accruing	—	—	—	—	—
Real estate owned acquired through foreclosure	—	—	—	—	—
Total non-performing assets	$11,169	$ 264	$—	$ 144	$ 684
Non-accrual loans as a percentage of gross loans	1.09%	0.03%	—%	0.02%	0.10%
Non-performing assets as a percentage of total assets	0.83%	0.02%	—%	0.01%	0.06%

There were no accrual loans that were contractually past due by 90 days or more at December 31, 2025 or 2024. We had no commitments to lend additional funds to borrowers whose loans were on non-accrual status at December 31, 2025.

We discontinue accruing interest on loans when the loans become 90 days delinquent as to their payment due date (three missed payments). In addition, we reverse all previously accrued and uncollected interest for those loans through a charge to interest income. While loans are in non-accrual status, interest received on such loans is credited to principal, until the loans qualify for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Classification of Assets

Federal regulations and our internal policies require that we utilize an asset classification system as a means of monitoring and reporting problem and potential problem assets. We have incorporated asset classifications as a part of our credit monitoring system and thus classify potential problem assets as "Watch" and "Special Mention," and problem assets as "Substandard," "Doubtful" or "Loss." An asset is considered "Watch" if the loan is current but temporarily presents higher than average risk and warrants greater than routine attention and monitoring. An asset is considered "Special Mention" if the loan is current but there are some potential weaknesses that deserve management's close attention. An asset is considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "Doubtful" have all the weaknesses inherent in those classified "Substandard" with the added characteristic that the weaknesses make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "Loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss allowance is not warranted. Assets which do not currently expose us to sufficient risk to warrant classification in one of the aforementioned categories, but that are considered to possess some weaknesses, are designated "Special Mention."

The following table provides information regarding our criticized loans (Watch and Special Mention) and classified assets (Substandard and Doubtful) at the dates indicated:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Watch loans	$141,682	$149,903
Special mention loans	28,471	9,961
Total criticized loans	170,153	159,864
Substandard loans	60,590	68,492
Doubtful loans	2,153	—
Total classified assets	62,743	68,492
Total	$232,896	$228,356

Criticized assets increased to $170.2 million at December 31, 2025, from $159.9 million at December 31, 2024. City First has historically classified all newly originated construction loans as Watch loans until a history of loan performance can be established or until the construction project is complete.

Allowance for Credit Losses

In originating loans, we recognize that losses may be experienced on loans and that the risk of loss may vary as a result of many factors, including the type of loan being made, the creditworthiness of the borrower, general economic conditions and, in the case of a secured loan, the quality of the collateral for the loan. The Company accounts for the ACL on loans in accordance with Accounting Standards Codification Topic 326 ("ASC 326"), which requires the Company to recognize estimates for lifetime losses on loans and off-balance sheet loan commitments at the time of origination or acquisition. The recognition of losses at origination or acquisition represents the Company's best estimate of the lifetime expected credit loss associated with a loan, given the facts and circumstances associated with the particular loan, and involves the use of significant management judgment and estimates, which are subject to change based on management's on-going assessment of the credit quality of the loan portfolio and changes in economic forecasts used in the model. The Company uses the weighted-average remaining maturity ("WARM") method when determining estimates for the ACL for each of its portfolio segments. The weighted average remaining life, including the effect of estimated prepayments, is calculated for each loan pool on a quarterly basis. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions during the period from 2004 through the most recent quarter.

The Company's ACL model also includes adjustments for qualitative factors, where appropriate. Qualitative adjustments may include, but are not limited to, factors such as: (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices; (ii) changes in international, national, regional, and local conditions; (iii) changes in the nature and volume of the portfolio and terms of loans; (iv) changes in the experience, depth, and ability of lending management; (v) changes in the volume and severity of past due loans and other similar conditions; (vi) changes in the quality of the organization's loan review system; (vii) changes in the value of underlying collateral for collateral dependent loans; (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations; and (ix) the effect of other external factors (i.e., competition, legal and regulatory requirements) on the level of estimated credit losses. These qualitative factors incorporate the concept of reasonable and supportable forecasts.

The Company has a credit portfolio review process designed to detect problem loans. Problem loans are typically those of a substandard or worse internal risk grade, and may consist of loans on nonaccrual status, loans that have recently been modified in response to a borrower's deteriorating financial condition, loans where the likelihood of foreclosure on underlying collateral has increased, collateral dependent loans, and other loans where concern or doubt over the ultimate collectability of all contractual amounts due has become elevated. Such loans may, in the opinion of management, be deemed to no longer possess risk characteristics similar to other loans in the loan portfolio, because the specific attributes and risks associated with the loan have likely become unique as the credit quality of the loan deteriorates. As such, these loans may require individual evaluation to determine an appropriate ACL for the loan. When a loan is individually evaluated, the Company typically measures the expected credit loss for the loan based on the remaining life approach, unless the loan has been deemed collateral dependent. Collateral dependent loans are loans where the repayment of the loan is expected to come from the operation of and/or eventual liquidation of the underlying collateral. The ACL for collateral dependent loans is determined using estimates of the fair value of the underlying collateral, less estimated selling costs.

The estimation of the appropriate level of the ACL requires significant judgment by management. Although management uses the best information available to make these estimates, future adjustments to the ACL may be necessary due to economic, operating, regulatory, and other conditions that may extend beyond the Company's control. Changes in management's estimates of forecasted net losses could materially change the level of the ACL. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL and credit review process. Such agencies may require the Company to recognize additions to the ACL based on judgments different from those of management.

The Company has segmented the loan portfolio according to loans that share similar attributes and risk characteristics. Each segment possesses varying degrees of risk based on, among other things, the type of loan, the type of collateral, and the sensitivity of the borrower or industry to changes in external factors such as economic conditions. The Company determines the ACL for loans based on this more detailed loan segmentation and classification. These segments, and the risks associated with each segment, are as follows:

Real Estate: Single-Family – Subject to adverse employment conditions in the local economy leading to increased default rate, decreased market values from oversupply in a geographic area and incremental rate increases on adjustable-rate mortgages which may impact the ability of borrowers to maintain payments.

Real Estate: Multi-Family – Subject to adverse various market conditions that cause a decrease in market value or lease rates, changes in personal funding sources for tenants, oversupply of units in a specific region, population shifts and reputational risks.

Real Estate: Commercial Real Estate – Subject to adverse conditions in the local economy which may lead to reduced cash flows due to vacancies and reduced rental rates, and decreases in the value of underlying collateral.

Real Estate: Church – Subject to adverse economic and employment conditions, which may lead to reduced cash flows from members' donations and offerings, and the stability, quality, and popularity of church leadership.

Real Estate: Construction – Subject to adverse conditions in the local economy, which may lead to reduced demand for new commercial, multi-family, or single-family buildings or reduced lease or sale opportunities once the building is complete.

Commercial – Subject to industry and economic conditions including decreases in product demand.

Consumer – Subject to adverse employment conditions in the local economy, which may lead to higher default rates.

SBA – Subject to Federal legislation that can affect the funding and availability of the program.

We determined that an ACL of $9.4 million, or 0.92% of gross loans held for investment, was appropriate at December 31, 2025, compared to the ACL of $8.4 million, or 0.83% of gross loans held for investment at December 31, 2024.

The Company evaluates loans collectively for purposes of determining the ACL. Collective evaluation is based on aggregating loans deemed to possess similar risk characteristics. In certain instances, the Company may identify loans that it believes no longer possess risk characteristics similar to other loans in the loan portfolio. These loans are typically identified from those that have exhibited deterioration in credit quality, since the specific attributes and risks associated with such loans tend to become unique as the credit deteriorates. Such loans are typically nonperforming, downgraded to substandard or worse, and/or are deemed collateral dependent, where the ultimate repayment of the loan is expected to come from the operation of or eventual sale of the collateral. Loans that are deemed by management to no longer possess risk characteristics similar to other loans in the portfolio, or that have been identified as collateral dependent, are evaluated individually for purposes of determining an appropriate lifetime ACL. The Company uses the remaining life approach, using the loan's effective interest rate, for determining the ACL on individually evaluated loans, unless the loan is deemed collateral dependent, which requires evaluation based on the estimated fair value of the underlying collateral, less estimated selling costs. The Company may increase or decrease the ACL for collateral dependent loans based on changes in the estimated fair value of the collateral.

The Company accounts for credit losses on all loans in accordance with ASC 326, which eliminates the concept of an impaired loan within the context of determining credit losses, and requires all loans to be evaluated for credit losses collectively based on similar risk characteristics. Loans are only evaluated individually when they are deemed to no longer possess similar risk characteristics with other loans in the loan portfolio.

A federally chartered bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OCC. The OCC, in conjunction with the other federal banking agencies, provides guidance for financial institutions on the responsibilities of management for the assessment and establishment of adequate valuation allowances, as well as guidance for banking agency examiners to use in determining the adequacy of valuation allowances. It is required that all institutions have effective systems and controls to identify, monitor and address asset quality problems, analyze all significant factors that affect the collectability of the portfolio in a reasonable manner and establish acceptable allowance evaluation processes that meet the objectives of the guidelines issued by federal regulatory agencies. While we believe that the ACL has been established and maintained at adequate levels, future adjustments may be necessary if economic or other conditions differ materially from the conditions on which we based our estimates at December 31, 2025. In addition, there can be no assurance that the OCC or other regulators, as a result of reviewing our loan portfolio and/or allowance, will not require us to materially increase our ACL, thereby affecting our financial condition and earnings.

The following table details our allocation of the ACL to the various categories of loans held for investment and the percentage of loans in each category to total loans at the dates indicated:

| | | | | | | December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | | 2022 | | 2021 | |
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
					(Dollars in thousands)					
Single-family	$ 132	2.03%	$ 200	2.39%	$ 264	2.74%	$ 109	3.89%	$ 145	6.96%
Multi-family	4,782	58.41%	4,617	63.50%	4,464	61.81%	3,273	65.08%	2,657	60.36%
Commercial real estate	1,193	16.01%	1,188	16.23%	1,164	13.91%	449	14.85%	236	14.29%
Church	36	0.89%	54	0.94%	72	1.39%	65	2.04%	103	3.45%
Construction	2,039	7.19%	1,564	9.10%	1,009	10.79%	313	5.27%	212	4.92%
Commercial	900	13.79%	730	7.73%	592	7.73%	175	8.40%	23	7.13%
SBA loans	342	1.68%	11	0.11%	48	1.63%	—	0.47%	—	2.89%
Consumer	—	—%	—	—%	—	—%	4	—%	15	—%
Total allowance for credit losses	$9,424	100.00%	$8,364	100.00%	$7,613	100.00%	$4,388	100.00%	$3,391	100.00%

The following table shows the activity in our ACL related to our loans held for investment for the years indicated:

	2025	2024	2023
	(Dollars in thousands)		
Allowance balance at beginning of year	$8,364	$7,613	$4,388
Charge-offs:			
Single-family	—	—	—
Multi-family	1,143	—	—
Commercial real estate	—	—	—
Church	—	—	—
Construction	—	—	—
Commercial	—	—	—
SBA Loans	36	—	—
Consumer	—	—	—
Total charge-offs	1,179	—	—
Recoveries:			
Single-family	—	—	—
Multi-family	—	—	109
Commercial real estate	—	—	107
Church	—	—	—
Construction	—	—	—
Commercial	—	—	—
SBA Loans	—	—	—
Consumer	—	—	—
Total recoveries	—	—	216
Impact of CECL adoption	—	—	1,809
Provision for credit losses[2]	2,239	751	1,200
Allowance balance at end of year	$9,424	$8,364	$7,613

	2025	2024	2023
	(Dollars in thousands)		
Net charge-offs (recoveries) to average loans	—%	—%	—%
ACL as a percentage of gross loans[1]	0.92%	0.83%	0.83%
ACL as a percentage of total non-accrual loans	84.38%	3,168.18%	—%
ACL as a percentage of total non-performing assets	84.38%	3,168.18%	—%

(1) The ACL as of December 31, 2025 and 2024 does not include any ACL for the remaining balance of loans acquired in the City First Merger, which totaled $5.0 million and $5.3 million, respectively.

(2) The Company also recorded a recovery of provision for off-balance sheet loan commitments of $53 thousand, $91 thousand and $2 thousand for the years ended December 31, 2025, 2024 and 2023, respectively.

Investment Activities

The main objectives of our investment strategy are to provide a source of liquidity for deposit outflows, repayment of our borrowings and funding loan commitments, and to generate a favorable return on investments without incurring undue interest rate or credit risk. Subject to various restrictions, our investment policy generally permits investments in money market instruments such as federal funds sold, certificates of deposit of insured banks and savings institutions, direct obligations of the U.S. Treasury, securities issued by federal and other government agencies and mortgage-backed securities, mutual funds, municipal obligations, corporate bonds, and marketable equity securities. Mortgage-backed securities consist principally of securities issued by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and the Government National Mortgage Association which are backed by 30-year amortizing hybrid ARM Loans, structured with fixed interest rates for periods of three to seven years, after which time the loans convert to one-year or six-month adjustable rate mortgage loans. At December 31, 2025, our securities portfolio, consisting primarily of federal agency debt, mortgage-backed securities, bonds issued by the United States Treasury and the SBA, and municipal bonds, totaled $256.8 million, or 19.1% of total assets.

We classify investments as held-to-maturity or available-for-sale at the date of purchase based on our assessment of our internal liquidity requirements. Securities purchased to meet investment-related objectives such as liquidity management or mitigating interest rate risk and which may be sold as necessary to implement management strategies, are designated as available-for-sale at the time of purchase. Securities in the held-to-maturity category consist of securities purchased for long-term investment in order to enhance our ongoing stream of net interest income. Securities deemed held-to-maturity are classified as such because we have both the intent and ability to hold these securities to maturity. Held-to-maturity securities are reported at cost, adjusted for amortization of premium and accretion of discount. Available-for-sale securities are reported at fair value. We currently have no securities classified as held-to-maturity securities.

The Company analyzed available-for-sale investment securities that were in an unrealized loss position and determined the decline in fair value for those securities was not related to credit, but rather related to changes in interest rates and general market conditions. As such, no ACL was recorded for available-for-sale securities as of December 31, 2025.

The following table sets forth the amortized cost and fair value of available-for-sale securities by type as of the dates indicated. At December 31, 2025, our securities portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies.

	At December 31,					
	2025		2024		2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)					
Federal agency mortgage-backed securities	$120,372	$114,430	$ 62,853	$ 53,029	$ 76,091	$ 66,778
Federal agency collateralized mortgage obligations ("CMO")	69,742	69,457	21,299	20,058	24,720	23,339
Federal agency debt	29,259	28,413	42,100	40,034	50,893	47,836
Municipal bonds	4,766	4,522	4,800	4,388	4,833	4,373
U.S. Treasuries	4,993	4,987	77,857	77,190	167,055	163,880
SBA pools	9,387	8,275	10,749	9,163	12,386	10,744
Asset-backed securities	9,352	9,269	—	—	—	—
Corporate bonds	17,500	17,482	—	—	—	—
Total	$265,371	$256,835	$219,658	$203,862	$335,978	$316,950

The table below presents the carrying amount, weighted average yields and contractual maturities of our securities as of December 31, 2025. The table reflects stated final maturities and does not reflect scheduled principal payments or expected payoffs.

	At December 31, 2025									
	One year or less		More than one year to five years		More than five years to ten years		More than ten years		Total	
	Fair Value	Weighted average yield	Fair Value	Weighted average yield	Fair Value	Weighted average yield	Fair Value	Weighted average yield	Fair Value	Weighted average yield
	(Dollars in thousands)									
Available-for-sale:										
Federal agency mortgage-backed securities	$ 17	3.01%	$ 1,906	1.19%	$ 9,018	1.97%	$103,489	4.00%	$114,430	3.79%
Federal agency CMOs	—	—%	2,420	4.32%	7,045	3.77%	59,992	4.90%	69,457	4.76%
Federal agency debt.	6,812	2.39%	18,593	1.91%	3,008	4.47%	—	—%	28,413	2.29%
Municipal bonds . .	—	—%	3,050	1.50%	—	—%	1,472	1.71%	4,522	1.57%
U.S. Treasuries . . .	4,987	2.72%	—	—%	—	—%	—	—%	4,987	2.72%
SBA pools	—	—%	1,266	2.47%	—	—%	7,009	2.29%	8,275	2.32%
Asset-backed securities	—	—%	—	—%	—	—%	9,269	4.28%	9,269	4.28%
Corporate bonds . .	—	—%	—	—%	12,470	5.95%	5,012	6.86%	17,482	6.21%
Total	$11,816	2.53%	$27,235	2.05%	$31,541	4.18%	$186,243	4.30%	$256,835	3.96%

Sources of Funds

General

Deposits are our primary source of funds for supporting our lending and other investment activities and general business purposes. In addition to deposits, we obtain funds from the amortization and prepayment of loans and investment securities, sales of loans and investment securities, advances from the FHLB, and cash flows generated by operations.

Deposits

We offer a variety of deposit accounts featuring a range of interest rates and terms. Our deposits principally consist of savings accounts, checking accounts, interest checking accounts, money market accounts, and fixed-term certificates of deposit. The maturities of term certificates generally range from one month to five years. We accept deposits from customers within our market area based primarily on posted rates, but from time to time we will negotiate the rate based on the amount of the deposit. We primarily rely on customer service and long-standing customer relationships to attract and retain deposits. We seek to maintain and increase our retail "core" deposit relationships, consisting of savings accounts, checking accounts and money market accounts because we believe these deposit accounts tend to be a stable funding source and are available at a lower cost than term deposits. However, market interest rates, including rates offered by competing financial institutions, the availability of other investment alternatives, and general economic conditions significantly affect our ability to attract and retain deposits.

We participate in a deposit program called the Certificate of Deposit Account Registry Service ("CDARS"). CDARS is a deposit placement service that allows us to place our customers' funds in FDIC-insured certificates of deposit at other banks and, at the same time, receive an equal sum of funds from the customers of other banks in the CDARS Network ("CDARS Reciprocal"). These deposits totaled $150.8 million and $145.8 million at December 31, 2025 and 2024, respectively and are not considered to be brokered deposits.

As of December 31, 2025 and 2024, approximately $413.5 million and $268.8 million, respectively, of our total deposits were not insured by FDIC insurance.

The following table presents the maturity of time deposits as of the dates indicated:

	Three Months or Less	Three to Six Months	Six Months to One Year	Over One Year	Total
			(In thousands)		
December 31, 2025					
Time deposits of $250,000 or less	$ 65,681	$42,989	$ 83,129	$ 2,849	$194,648
Time deposits of more than $250,000	79,939	4,491	18,413	2,243	105,086
Total	$145,620	$47,480	$101,542	$ 5,092	$299,734
Not covered by deposit insurance.	$ 74,439	$ 2,491	$ 14,913	$ 1,743	$ 93,586
December 31, 2024					
Time deposits of $250,000 or less	$ 46,350	$37,239	$ 92,028	$ 4,060	$179,677
Time deposits of more than $250,000	3,149	5,712	16,864	7,437	33,162
Total	$ 49,499	$42,951	$108,892	$11,497	$212,839
Not covered by deposit insurance.	$ 1,399	$ 3,212	$ 12,363	$ 6,437	$ 23,411

The following table details the maturity periods of our certificates of deposit in amounts of $100 thousand or more at December 31, 2025.

	December 31, 2025	
	Amount	Weighted Average Rate
	(Dollars in thousands)	
Certificates maturing:		
Less than three months.	$139,911	3.84%
Three to six months	42,219	3.65%
Six to twelve months	92,057	3.36%
Over twelve months.	3,616	2.87%
Total	$277,803	3.64%

The following table presents the distribution of our average deposits for the years indicated and the weighted average interest rates during the year for each category of deposits presented.

	For the Years Ended December 31,								
	2025			2024			2023		
	Average Balance	Percent of Total	Weighted Average Cost of Funds	Average Balance	Percent of Total	Weighted Average Cost of Funds	Average Balance	Percent of Total	Weighted Average Cost of Funds
	(Dollars in thousands)								
Money market deposits . . .	$146,793	20.43%	1.00%	$284,263	48.22%	2.44%	$262,827	45.53%	1.62%
Savings deposits	45,235	6.30%	0.48%	55,715	9.45%	0.67%	59,928	10.38%	0.25%
Interest checking and other demand deposits	258,159	35.93%	3.04%	74,302	12.60%	0.74%	100,248	17.37%	0.36%
Certificates of deposit.	268,265	37.34%	3.88%	175,275	29.73%	3.04%	154,275	26.72%	1.77%
Total	$718,452	100.00%	2.77%	$589,555	100.00%	2.24%	$577,278	100.00%	1.30%

Borrowings

We utilize short-term and long-term advances from the FHLB as an alternative to retail deposits as a funding source for asset growth. FHLB advances are generally secured by mortgage loans and mortgage-backed securities. Such advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions fluctuates from time to time in accordance with the policies of the FHLB. At December 31, 2025, we had $72.0 million in outstanding FHLB advances and $243.3 million of credit available.

The following table summarizes information concerning our FHLB advances at or for the periods indicated:

| | At or For the Years Ended December 31, | | |
	2025	2024	2023
	(Dollars in thousands)		
FHLB Advances:			
Average balance outstanding during the year	$ 93,431	$199,893	$177,261
Maximum amount outstanding at any month-end during the year	$150,750	$209,298	$210,242
Balance outstanding at end of year	$ 72,000	$195,532	$209,319
Weighted average interest rate at end of year	3.79%	4.03%	4.91%
Average cost of advances during the year	4.28%	4.79%	4.70%
Weighted average maturity (in months)	—	—	2

On December 27, 2023, the Bank borrowed $100.0 million from the Federal Reserve under the Bank Term Funding Program ("BTFP"), which was paid off in December 2024. The interest rate on this borrowing was fixed at 4.84%. Investment securities with a book value of $107.3 million and a fair value of $98.3 million were pledged as collateral for this borrowing as of December 31, 2023.

Upon review of loan participation agreements originated by City First Bank and sold to other financial institutions, the Company determined that several of the transfers did not meet the requirements in ASC 860 to be treated as sales for accounting purposes, and therefore should have been recorded as secured borrowing arrangements. The related adjustment to the consolidated statements of financial condition for treating such transferred interests as secured borrowing arrangements as of December 31, 2024 was to increase "Loans Receivable Held for Investment" to reflect the fact that the transfers did not meet the requirements for sale accounting treatment, and to record a "Secured Borrowing" for $31.4 million as a liability. The terms of these loans were modified during the fourth quarter of 2025, at which point sale accounting treatment was applied and the debt was derecognized.

The Bank enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Bank's consolidated statements of financial condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. As of December 31, 2025, securities sold under agreements to repurchase totaled $80.8 million at an average rate of 3.66%. These agreements mature on a daily basis. The fair value of securities pledged totaled $83.7 million as of December 31, 2025 and included $67.9 million of federal agency mortgage-backed securities, $9.3 million of federal agency debt, $5.0 million of U.S. Treasuries, and $1.5 million of SBA pools. As of December 31, 2024, securities sold under agreements to repurchase totaled $66.6 million at an average rate of 3.62%. The fair value of securities pledged totaled $83.3 million as of December 31, 2024 and included $46.5 million of U.S. Treasuries, $27.1 million of federal agency debt, $5.5 million of federal agency mortgage-backed securities, and $4.2 million of SBA pools.

We participate in and have previously been an "Allocatee" of the New Markets Tax Credit Program of the U.S. Department of the Treasury's Community Development Financial Institutions Fund. In connection with the New Market Tax Credit activities of the Bank, CFC 45 is a partnership whose members include CFNMA and City First New Markets Fund II, LLC. In December 2015, a national brokerage firm made a $14.0 million non-recourse loan to CFC 45, whereby CFC 45 was the beneficiary of the loan from the brokerage firm and passed the proceeds from that loan through to a Qualified Active Low-Income Community Business ("QALICB"). The loan to the QALICB is secured by a Leasehold Deed of Trust from which the funds for repayment of the loan will be derived. Debt service payments received by CFC 45 from the QALICB are passed through to the brokerage firm, less a servicing fee which is retained by CFC 45. This note was paid off during January 2024. The financial statements of CFC 45 are consolidated with those of the Bank and the Company.

Market Area and Competition

City First is a Community Development Financial Institution ("CDFI") and a certified B Corp, offering a variety of financial services to meet the needs of the communities it serves. The retail banking network includes full-service banking offices, automated teller machines and internet banking capabilities that are available using our website at www.ciytfirstbank.com. There are three banking offices as of December 31, 2025: two in California (in Los Angeles and in the nearby City of Inglewood) and one in Washington, D.C.

Both the Washington, D.C. and the Los Angeles metropolitan areas are highly competitive banking markets for making loans and attracting deposits. Although our offices are primarily located in low-to-moderate income communities that have historically been under-served by other financial institutions, we face significant competition for deposits and loans in our immediate market areas, including direct competition from mortgage banking companies, commercial banks and savings and loan associations. Most of these financial institutions are significantly larger than we are and have greater financial resources, and many have a regional, statewide, or national presence.

Human Capital Management

Human Capital

City First Bank is a unified, commercial Community Development Financial Institution (CDFI) with a mission-driven approach that advances economic, social, and environmental solutions. Our work is deeply rooted in creating attractive opportunities for the clients and communities we serve, making them stronger, more resilient places to live and work. We recognize that our employees are our greatest asset. To ensure long-term growth and sustainability, our human capital strategy is centered on attracting, selecting, retaining, and developing top-tier talent whose personal values align with our organization's mission and principles.

Culture & Shared Values

Our Shared Values serve as the foundation of our corporate culture, guiding our actions, behaviors, and decision-making. As such, these principles of "*Clients and Communities First,*" "*We Think Big,*" "*We Model Excellence,*" and "*ONE City First*" shape how we engage with one another, our customers, and the broader community. Through a shared commitment to impact-driven financial services, our employees collaborate with mission-aligned partners to support affordable housing, charter schools, community health centers, nonprofits, and small to medium-sized businesses in under invested and low- and moderate-income communities. We are intentional about fostering a purpose-driven workplace, where employees feel empowered, valued, and connected to the greater mission and purpose of the organization.

Our legacy and history matter at City First. We are proud of our expanded 75-year history with the merger with Broadway Federal. Our founders in Los Angeles and Washington, D.C. were local leaders who saw a need in the community for a bank that addressed the lack of access to capital for under invested communities. Our ownership, responsibility, and commitment to these Shared Values and legacy is reflected in the composition of our workforce, executive leadership team, and Board.

Workforce Learning & Development

We are dedicated to cultivating a culture of continuous learning and professional growth where employees can learn, grow, and be fulfilled in the work that they do. Our learning & development strategy provides employees with the tools, training, and experiences they need to excel in their roles and advance within the organization. Key initiatives include:

- **Structured Onboarding & Role-Specific Training** to ensure new hires and internal transitions are set up for success.

- **Leadership Development Programs** designed to identify and cultivate future leaders within the organization.

- **Skills-Based Learning** through digital learning platforms, workshops, and external partnerships.

- **Mentorship & Career Pathing** to support employees in navigating career progression within the company.

Our commitment to workforce development ensures that our employees not only contribute to the success of the organization but also grow personally and professionally.

Total Rewards & Employee Well-Being

We provide a **co**mprehensive Total Rewards program designed to support the well-being and financial security of our employees. Our offerings include:

- **Competitive Compensation & Incentives** aligned with market benchmarks and performance outcomes.

- **Comprehensive Health & Wellness Benefits**, including medical, dental, and vision coverage, as well as mental health and wellness initiatives.

- **Retirement & Financial Security** programs, including a 401(k) with employer matching contributions.

- **Paid Time Off & Work-Life Balance** initiatives, including generous PTO, parental leave, and flexible work arrangements.

- **Employee Assistance Programs (EAPs)** and wellness initiatives to support physical, mental, and financial well-being.

Our Total Rewards philosophy ensures that our employees feel valued, supported, and motivated to contribute to the organization's success while maintaining a strong sense of personal and financial well-being.

Governance & Workforce Overview

Our Board provides strategic oversight of our human capital management to promote alignment with the organization's long-term objectives. The Human Resources team leads the execution of our talent strategy, workforce planning, employee engagement, and organizational development initiatives. As of December 31, 2025, we employed 98 full-time employees across our corporate offices, branch locations, and operational facilities. Our primary offices are located in Los Angeles, California, and Washington, D.C., with additional employees working remotely in various locations across the United States.

Regulation

General

City First and Broadway Financial Corporation are subject to comprehensive regulation and supervision by several different federal agencies. City First is regulated by the OCC as its primary federal regulator. The Bank's deposits generally are insured up to a maximum of $250,000 per account; the Bank also is regulated by the FDIC as its deposit insurer. The Bank is a member of the Federal Reserve System and is subject to certain regulations of the FRB, including, for example, regulations concerning reserves required to be maintained against deposits and regulations governing transactions with affiliates, Broadway Financial Corporation is regulated, examined, and supervised by the FRB and the Federal Reserve Bank of Richmond ("FRBR") and is also required to file certain reports and otherwise comply with the rules and regulations of the SEC under the federal securities laws. The Bank also is subject to consumer protection regulations promulgated by the Consumer Financial Protection Bureau ("CFPB").

The OCC regulates and examines the Bank's business activities, including, among other things, capital standards, investment authority and permissible activities, deposit taking and borrowing authority, mergers and other business combination transactions, establishment of branch offices, and the structure and permissible activities of any subsidiaries of the Bank. The OCC has primary enforcement responsibility over national banks and has substantial discretion to impose enforcement actions on an institution that fails to comply with applicable regulatory requirements, including capital requirements, or that engages in practices that examiners determine to be unsafe or unsound. In addition, the FDIC has "back-up" enforcement authority that enables it to recommend enforcement action to the OCC with respect to a national bank and, if the recommended action is not taken by the OCC, to take such action under certain circumstances. In certain cases, the OCC has the authority to refer matters relating to federal fair lending laws to the U.S. Department of Justice ("DOJ") or the U.S. Department of Housing and Urban Development ("HUD") if the OCC determines violations of the fair lending laws may have occurred.

Changes in applicable laws or the regulations of the OCC, the FDIC, the FRB, the CFPB, or other regulatory authorities, or changes in interpretations of such regulations or in agency policies or priorities, could have a material adverse impact on the Bank and our Company, our operations, and the value of our debt and equity securities. We and our stock are also subject to rules issued by The Nasdaq Stock Market LLC ("Nasdaq"), the stock exchange on which our voting common stock is traded. Failure to conform to Nasdaq's rules could have an adverse impact on us and the value of our equity securities.

The following paragraphs summarize certain laws and regulations that apply to the Company and the Bank. These descriptions of statutes and regulations and their possible effects do not purport to be complete descriptions of all the provisions of those statutes and regulations and their possible effects on us, nor do they purport to identify every statute and regulation that applies to us. In addition, the statutes and regulations that apply to the Company and the Bank are subject to change, which can affect the scope and cost of their compliance obligations.

Dodd-Frank Wall Street Reform and Consumer Protection Act

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law. The Dodd-Frank Act is intended to address perceived weaknesses in the U.S. financial regulatory system and prevent future economic and financial crises.

The Dodd-Frank Act established increased compliance obligations across a number of areas in the banking business. In particular, pursuant to the Dodd-Frank Act, the federal banking agencies (comprising the FRB, the OCC, and the FDIC) substantially revised their consolidated and bank-level risk-based and leverage capital requirements applicable to insured depository institutions, depository institution holding companies and certain non-bank financial companies. Under an existing FRB policy statement, bank holding companies with less than $3 billion in total consolidated assets are not subject to consolidated capital requirements provided they satisfy the conditions in the policy statement. The Dodd-Frank Act requires bank holding companies to serve as a source of financial strength for any subsidiary of the holding company that is a depository institution by providing financial assistance in the event of the financial distress of the depository institution.

The Dodd-Frank Act also established the CFPB. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to banks and savings institutions of all sizes, including the authority to prohibit "unfair, deceptive or abusive" acts and practices. At times during the past several years, the CFPB has been active in bringing enforcement actions against banks and nonbank financial institutions to enforce federal consumer financial laws and has developed a number of new enforcement theories and applications of these laws. The CFPB's supervisory authority does not generally extend to insured depository institutions, such as the Bank, that have less than $10 billion in assets. The federal banking agencies, however, have authority to examine for compliance, and bring enforcement action for non-compliance, with respect to the CFPB's regulations. State attorneys general and state banking agencies and other state financial regulators also may have authority to enforce applicable consumer laws with respect to institutions over which they have jurisdiction.

Capital Requirements

The Bank's capital requirements are administered by the OCC and involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under applicable regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OCC. Failure to meet capital requirements can result in regulatory action.

As a result of the Economic Growth, Regulatory Relief, and Consumer Protection Act, the federal banking agencies have developed a "Community Bank Leverage Ratio" ("CBLR") (the ratio of a bank's tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies have set the Community Bank Leverage Ratio at 9%. Actual and required capital amounts and ratios as of the dates indicated are presented below:

	Actual		Minimum Required to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
December 31, 2025:				
Community Bank Leverage Ratio	$191,336	14.09%	$122,184	9.00%
December 31, 2024:				
Community Bank Leverage Ratio	$188,827	13.61%	$124,879	9.00%

At December 31, 2025, the Company and the Bank met all the capital adequacy requirements to which they were subject. In addition, the Bank was "well capitalized" under the regulatory framework for prompt corrective action. Management believes that no conditions or events have occurred that would materially adversely change the Bank's capital classifications. From time to time, we may need to raise additional capital to support the Bank's further growth and to maintain the "well capitalized" status.

Deposit Insurance

The FDIC is an independent federal agency that insures deposits of federally insured banks, including national banks, up to prescribed statutory limits for each depositor. Pursuant to the Dodd-Frank Act, the maximum deposit insurance amount has been permanently increased to $250,000 per depositor, per ownership category.

The FDIC charges an annual assessment for the insurance of deposits based on the risk a particular institution poses to the FDIC's Deposit Insurance Fund ("DIF"). The Bank's DIF assessment is calculated by multiplying its assessment rate by the assessment base, which is defined as the average consolidated total assets less the average tangible equity of the Bank. The initial base assessment rate is based on an institution's capital level, and capital adequacy, asset quality, management, earnings, liquidity, and sensitivity ("CAMELS") ratings, certain financial measures to assess an institution's ability to withstand asset related stress and funding related stress, and in some cases, additional discretionary adjustments by the FDIC to reflect additional risk factors.

The FDIC's overall premium rate structure is subject to change from time to time to reflect its actual and anticipated loss experience. The financial crisis that began in 2008 resulted in substantially higher levels of bank failures than had occurred in the immediately preceding years. These failures dramatically increased the resolution costs incurred by the FDIC and substantially reduced the available amount of the DIF.

Consistent with the requirements of the Dodd-Frank Act, the FDIC adopted its most recent DIF restoration plan in September 2020; that plan is designed to enable the FDIC to achieve the statutorily required reserve ratio of 1.35% by September 30, 2028. The FDIC Board has set the designated reserve ratio for each of the years ended December 31, 2025 and 2024 at 2%. The statute provides that in setting the amount of assessments necessary to meet the designated reserve ratio requirement, the FDIC is required to offset the effect of this provision on insured depository institutions with total consolidated assets of less than $10 billion, so that more of the cost of raising the reserve ratio will be borne by institutions with more than $10 billion in assets. Accordingly, the FDIC has provided assessment credits to insured depository institutions, like the Bank, with total consolidated assets of less than $10 billion for the portion of their regular assessments that contribute to growth in the reserve ratio between 1.15% and 1.35%. The FDIC has applied the credits each quarter that the reserve ratio was at least 1.38% to offset the regular deposit insurance assessments of institutions with credits. The Bank did not receive any assessment credits during 2025 or 2024.

Although it rarely does so, the FDIC has the authority to terminate a depository institution's deposit insurance upon a finding that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices that pose a risk to the DIF or that may prejudice the interest of a bank's depositors.

Guidance on Commercial Real Estate Lending

In December 2015, the federal banking agencies released a statement titled "Statement on Prudent Risk Management for Commercial Real Estate Lending" (the "CRE Statement"). The CRE Statement expresses the banking agencies' concerns with banking institutions that ease their commercial real estate underwriting standards, directs financial institutions to maintain underwriting discipline and exercise risk management practices to identify, measure and monitor lending risks, and indicates that the agencies will continue to pay special attention to commercial real estate lending activities and concentrations going forward. The banking agencies previously issued guidance titled "Prudent Commercial Real Estate Loan Workouts" which provides guidance for financial institutions that are working with commercial real estate ("CRE") borrowers who are experiencing diminished operating cash flows, depreciated collateral values, or prolonged delays in selling or renting commercial properties and details risk-management practices for loan workouts that support prudent and pragmatic credit and business decision-making within the framework of financial accuracy, transparency, and timely loss recognition. The banking agencies had also issued previous guidance titled "Interagency Guidance on Concentrations in Commercial Real Estate" stating that a banking institution will be considered to be potentially exposed to significant CRE concentration risk, and should employ enhanced risk management practices, if total CRE loans represent 300% or more of its total capital and the outstanding balance of the institution's CRE loan portfolio has increased by 50% or more during the preceding 36 months.

In October 2009, the federal banking agencies adopted a policy statement supporting workouts of CRE loans, which is referred to as the "CRE Policy Statement." The CRE Policy Statement provides guidance for examiners, and for financial institutions that are working with CRE borrowers who are experiencing diminished operating cash flows, depreciated collateral values, or prolonged delays in selling or renting commercial properties. The CRE Policy Statement details risk-management practices for loan workouts that support prudent and pragmatic credit and business decision-making within the framework of financial accuracy, transparency, and timely loss recognition. The CRE Policy Statement states that financial institutions that implement prudent loan workout arrangements after performing comprehensive reviews of the financial condition of borrowers will not be subject to criticism for engaging in these efforts, even if the restructured loans have weaknesses that result in adverse credit classifications. In addition, performing loans, including those renewed or restructured on reasonable modified terms, made to creditworthy borrowers, will not be subject to adverse classification solely because the value of the underlying collateral declined. The CRE Policy Statement reiterates existing guidance that examiners are expected to take a balanced approach in assessing an institution's risk-management practices for loan workout activities.

In October 2018, the OCC provided Broadway Federal with a letter of "no supervisory objection" permitting it to increase the non-multi-family commercial real estate loan concentration limit to 100% of Tier 1 Capital plus ALLL, including a sublimit of 50% for land/construction loans, which brought the total CRE loan concentration limit to 600% of Tier 1 Capital plus ALLL.

Loans to One Borrower

The Bank is in compliance with the statutory and regulatory limits applicable to loans to any one borrower. As of December 31, 2025, the lending limit for City First is $28.2 million. At December 31, 2025, our largest loan to a single borrower was $15.7 million; that loan was substandard but performing in accordance with its terms and was otherwise in compliance with regulatory requirements.

Community Reinvestment Act and Fair Lending

The Community Reinvestment Act, as implemented by OCC regulations ("CRA"), requires each national bank to make efforts to meet the credit needs of the communities it serves, including low- and moderate-income neighborhoods. The CRA requires the OCC to assess an institution's performance in meeting the credit needs of its communities as part of its examination of the institution, and to take such assessments into consideration in reviewing applications for mergers, acquisitions, and other transactions. An unsatisfactory CRA rating may be the basis for denying an application. Community groups have successfully protested applications on CRA grounds. In connection with the assessment of a savings institution's CRA performance, the OCC assigns ratings of "outstanding," "satisfactory," "needs to improve" or "substantial noncompliance." The Company's CRA performance was rated by the OCC as "outstanding" in their most recent CRA examination which was completed in 2025.

The Bank is also subject to federal fair lending laws, including the Equal Credit Opportunity Act ("ECOA") and the Federal Housing Act ("FHA"), which prohibit discrimination in credit and residential real estate transactions on prohibited bases, including race, color, national origin, gender, and religion, among others. A lender may be liable under one or both acts in the event of overt discrimination, disparate treatment, or a disparate impact on a prohibited basis. The compliance of national banks with these acts is primarily supervised and enforced by the OCC. If the OCC determines that a lender has engaged in a pattern or practice of discrimination in violation of ECOA, the OCC refers the matter to the DOJ. Similarly, HUD is notified of violations of the FHA.

The USA PATRIOT Act, Bank Secrecy Act ("BSA"), and Anti-Money Laundering ("AML") Requirements

The USA PATRIOT Act was enacted after September 11, 2001 to provide the federal government with powers to prevent, detect, and prosecute terrorism and international money laundering, and has resulted in the promulgation of several regulations that have a direct impact on savings associations. Financial institutions must have a number of programs in place to comply with this law, including: (i) a program to manage BSA/AML risk; (ii) a customer identification program designed to determine the true identity of customers, document and verify the information, and determine whether the customer appears on any federal government list of known or suspected terrorists or terrorist organizations; and (iii) a program for monitoring for the timely detection and reporting of suspicious activity and reportable transactions. Failure to comply with these requirements may result in regulatory action, including the issuance of cease and desist orders, impositions of civil money penalties and adverse changes in an institution's regulatory ratings, which could adversely affect its ability to obtain regulatory approvals for business combinations or other desired business objectives.

Privacy Protection

City First is subject to OCC regulations implementing the privacy protection provisions of federal law. These regulations require the Bank to disclose its privacy policy, including identifying with whom it shares "nonpublic personal information," to customers at the time of establishing the customer relationship and annually thereafter. The regulations also require City First to provide its customers with initial and annual notices that accurately reflect its privacy policies and practices. In addition, to the extent its sharing of such information is not covered by an exception, the Bank is required to provide its customers with the ability to ''opt-out'' of having City First share their nonpublic personal information with unaffiliated third parties.

City First is also subject to regulatory guidelines establishing standards for safeguarding customer information. The guidelines describe the agencies' expectations for the creation, implementation, and maintenance of an information security program, which would include administrative, technical, and physical safeguards appropriate to the size and complexity of the institution and the nature and scope of its activities. The standards set forth in the guidelines are intended to promote the security and confidentiality of customer records and information, protect against any anticipated threats or hazards to the security or integrity of such records and protect against unauthorized access to or use of such records or information that could result in substantial harm or inconvenience to any customer.

Bank Holding Company Regulation

As a bank holding company, we are subject to the supervision, regulation, and examination of the FRB and the FRBR. In addition, the FRB has enforcement authority over the Company. Applicable statutes and regulations administered by the FRB place certain restrictions on our activities and investments. Among other things, we are generally prohibited, either directly or indirectly, from acquiring more than 5% of the voting shares of any depository or depository holding company that is not a subsidiary of the Company.

The Change in Bank Control Act prohibits a person, acting directly or indirectly or in concert with one or more persons, from acquiring control of a bank holding company unless the FRB has been given 60 days prior written notice of such proposed acquisition and within that time period the FRB has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which a disapproval may be issued. The term ''control'' is defined for this purpose to include ownership or control of, or holding with power to vote, 25% or more of any class of a bank holding company's voting securities. Under a rebuttable presumption contained in the regulations of the FRB, ownership or control of, or holding with power to vote, 10% or more of any class of voting securities of a bank company will be deemed control for purposes of the Change in Bank Control Act if the institution (i) has registered securities under Section 12 of the Exchange Act, or (ii) no person will own, control, or have the power to vote a greater percentage of that class of voting securities immediately after the transaction. In addition, any company acting directly or indirectly or in concert with one or more persons or through one or more subsidiaries would be required to obtain the approval of the FRB under the Bank Holding Company Act of 1956, as amended, before acquiring control of a bank holding company. For this purpose, a company is deemed to have control of a bank holding company if the company (i) owns, controls, holds with power to vote, or holds proxies representing, 25% or more of any class of voting shares of the holding company, (ii) contributes more than 25% of the holding company's capital, (iii) controls in any manner the election of a majority of the holding company's directors, or (iv) directly or indirectly exercises a controlling influence over the management or policies of the national bank or other company. The FRB may also determine, based on the relevant facts and circumstances, that a company has otherwise acquired control of a bank holding company.

Restrictions on Dividends and Other Capital Distributions

In general, the prompt corrective action regulations prohibit a national bank from declaring any dividends, making any other capital distribution, or paying a management fee to a controlling person, such as its parent holding company, if, following the distribution or payment, the institution would be within any of the three undercapitalized categories set out in the regulations. In addition to the prompt corrective action restriction on paying dividends, OCC regulations limit certain ''capital distributions'' by national banks. Capital distributions are defined to include, among other things, dividends and payments for stock repurchases and payments of cash to stockholders in mergers.

Under the OCC capital distribution regulations, a national bank that is a subsidiary of a bank holding company must notify the OCC at least 30 days prior to the declaration of any capital distribution by its national bank subsidiary. The 30-day period provides the OCC an opportunity to object to the proposed dividend if it believes that the dividend would not be advisable.

An application to the OCC for approval to pay a dividend is required if: (i) the total of all capital distributions made during that calendar year (including the proposed distribution) exceeds the sum of the institution's year-to-date net income and its retained income for the preceding two years; (ii) the institution is not entitled under OCC regulations to "expedited treatment" (which is generally available to institutions the OCC regards as well run and adequately capitalized); (iii) the institution would not be at least "adequately capitalized" following the proposed capital distribution; or (iv) the distribution would violate an applicable statute, regulation, agreement, or condition imposed on the institution by the OCC.

The Bank's ability to pay dividends to the Company is also subject to a restriction if the Bank's regulatory capital would be reduced below the amount required for the liquidation account established in connection with the conversion of the Bank from the mutual to the stock form of organization.

See Item 5 "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" for a further description of dividend and other capital distribution limitations to which the Company and the Bank are subject.

Tax Matters

Federal Income Taxes

We report our income on a calendar year basis using the accrual method of accounting and are subject to federal income taxation in the same manner as other corporations. See Note 14 "Income Taxes" of the Notes to Consolidated Financial Statements for a further description of tax matters applicable to our business.

California Taxes

As a bank holding company filing California franchise tax returns on a combined basis with its subsidiaries, the Company is subject to California franchise tax at the rate applicable to "financial corporations." The applicable statutory tax rate is 10.84%.

Washington, D.C. Taxes

As a bank holding company filing Washington, D.C. franchise tax returns on a combined basis with its subsidiaries, the Company is subject to Washington, D.C. franchise tax at the rate applicable to "financial corporations." The applicable statutory tax rate is 8.25%.

ITEM 1A. RISK FACTORS

We are exposed to a variety of risks, some of which are inherent to the financial services industry and others of which are more specific to our businesses. The discussion below addresses material factors, of which we are currently aware, that could have a material and adverse effect on our businesses, results of operations, and financial condition. The disclosures below reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. References to past events are provided by way of example only and are not intended to be a complete listing or a representation as to whether or not such factors, events, or contingencies have occurred in the past or their likelihood of occurring in the future. These risk factors and other forward-looking statements that relate to future events, expectations, trends and operating periods involve certain factors that are subject to change, and important risks and uncertainties that could cause actual results or outcomes to differ materially. These risks and uncertainties should not be considered a complete discussion of all the risks and uncertainties that we might face. Although the risks are organized by headings and each risk is discussed separately, many are interrelated.

Risks Relating to Our Business

The macroeconomic environment could pose significant challenges for the Company and could adversely affect our financial condition and results of operations.

Inflation poses risk to the economy overall and could indirectly pose challenges to our clients and to our business. Elevated inflation can impact our business customers through loss of purchasing power for their customers, leading to lower sales. Rising inflation can also increase input and inventory costs for our customers, forcing them to raise their prices or lower their profitability. Supply chain disruption, also leading to inflation, can delay our customers' shipping ability, or timing on receiving inputs for their production or inventory. Inflation can lead to higher wages for our commercial customers, increasing costs. All of these inflationary risks for our commercial customer base can be financially detrimental, leading to increased likelihood that the customer may default on a loan.

For example, sustained inflationary pressure led the Federal Reserve to raise interest rates seven times in 2022, and four times in 2023, which increased our interest rate risk. Analysts have been monitoring the level of uninsured deposits in banks due to the liquidity risk associated with high levels of uninsured deposits. To the extent such conditions exist or worsen, we could experience adverse effects on our business, financial condition, and results of operations.

Additionally, financial markets may be adversely affected by the current or anticipated impact of military conflict, including hostilities between Russia and Ukraine and the conflict in the Middle East, terrorism, or other geopolitical events.

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry in the greater Washington, D.C. and Los Angeles metropolitan areas.

We face strong competition in the Washington, D.C. metropolitan area and the Southern California Market. We compete with many different types of financial institutions, including commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, insurance companies, and money market funds, as well as other local and community, super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment. Many of our competitors in the greater Washington, D.C. and Los Angeles metropolitan areas are well-established, larger financial institutions that have greater name recognition and market presence that benefit them in attracting business. Failure to compete effectively and to attract new or to retain existing clients may have an adverse effect on our financial condition, results of operations, assets, or business.

A downturn in the real estate market could seriously impair our loan portfolio and operating results.

Most of our loan portfolio consists of loans secured by various types of real estate located in Southern California and in Washington, D.C., and surrounding areas. If economic factors cause real estate values in the markets we serve to decline, higher vacancies to occur, or the deterioration of other factors, then the financial condition of the Bank's borrowers could be harmed, and the collateral for loans will provide less security. In addition, a decline in real estate values in the regions served could result in the Bank experiencing increases in loan delinquencies and defaults, which result in increases in the amounts of nonperforming assets and which would likely cause the Bank to suffer losses.

Our allowance for credit losses may not be adequate to cover actual loan losses.

Our provision for credit losses is based on estimates of expected lifetime credit losses for loans at the time of origination which may not cover actual future credit losses. Management utilizes a variety of inputs in the calculation of its estimate, including historical losses based on peer data, economic conditions and trends, the value and adequacy of collateral, volume and mix of the portfolio, and internal loan processes. We use historical loss data provided by our third-party service provider in the calculation of our ACL which may not approximate our own historical loss data. Our ability to accurately forecast and react to future losses may be impaired by significant uncertainties which could result in loan losses and other exposures that could exceed our allowance. Furthermore, if the models, estimates and assumptions we use to establish our ACL or the judgments we make in extending credit to our borrowers prove inaccurate in predicting future events, the result may also be losses in excess of our ACL. As economic conditions change, we may have to increase our ACL, which could adversely affect our results of operations, earnings, and financial condition.

Changes in interest rates affect profitability.

Changes in prevailing interest rates adversely affect our business. We derive income mainly from the difference or "spread" between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the wider the spread, the more we will earn. When market rates of interest change, the interest the Bank receives on assets and the interest paid on liabilities will fluctuate. In addition, the timing and rate of change in the interest that the Bank earns on assets do not necessarily match the timing and rate of change in the interest that it must pay on deposits and other interest-bearing liabilities, even though most of the loans have adjustable-rate features. This causes increases or decreases in the spread and can greatly affect income. When the interest rates paid on deposits and borrowings increase faster than the interest rates earned on loans and securities, the Bank's spread decreases which has a negative impact on profitability. Also, the carrying value of our available-for-sale investment portfolio will continue to decrease due to increases in interest rates. In addition, interest rate fluctuations can affect how much money the Bank may be able to lend and its ability to attract and retain customer deposits, which are an important source of funds for making and holding loans.

Changes in governmental regulation may impair operations or restrict growth.

We are subject to substantial governmental supervision and regulation, which are intended primarily for the protection of depositors rather than our stockholders. Statutes and regulations affecting our business may be changed at any time, and the interpretation of existing statutes and regulations by examining authorities may also change. Within the last several years, Congress and the federal bank regulatory authorities have made significant changes to these statutes and regulations. There can be no assurance that such changes to the statutes and regulations or in their interpretation will not adversely affect our business. Moreover, the Bank operates as a Community Development Financial Institution (CDFI) and as a result, we face a complex and evolving regulatory and political landscape, and changes in laws, regulations, initiatives, or regulatory policies could adversely affect our business, financial condition, and results of operations. We are also subject to changes in other federal and state laws, including changes in tax laws, which could materially affect the banking industry. If we fail to comply with federal bank regulations, our regulators may limit our activities or growth, assess civil money penalties against us or place the Bank into conservatorship or receivership. Bank regulations can hinder our ability to compete with financial services companies that are not regulated or are less regulated.

Negative public opinion regarding us or the failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.

Our reputation within the communities we serve is critical to our success. We believe we have built strong personal and professional relationships with our customers and are an active member of the communities we serve. If our reputation is negatively affected, including as a result of actions of our employees or otherwise, we may be less successful in attracting new customers or talent or may lose existing customers, and our business, financial condition and earnings could be adversely affected.

We may not be successful in retaining key employees.

Our success will depend in part on its ability to retain the talents and dedication of key employees. If key employees unexpectedly terminate their employment, our business activities may be adversely affected and management's attention may be diverted from successfully integrating operating our business to hiring suitable replacements, which may cause our business to suffer. In addition, we may not be able to identify or recruit suitable replacements in a timely manner, if at all, for any key employees who leave the Company.

General Risk Factors

Ineffective internal control over financial reporting could affect our ability to record, process, and report financial information accurately, impair our ability to prepare financial statements, negatively affect investor confidence, and cause reputational harm.

Effective internal controls are necessary for the Company to provide reliable and accurate financial reporting and financial statements for external purposes in accordance with generally accepted accounting principles. A failure to maintain effective internal control over financial reporting could lead to violations, unintentional or otherwise, of laws and regulations. As disclosed in the Company's Form 8-K filed on October 15, 2025, the Company's management, with oversight of the Audit Committee of the Board of Directors (the "Audit Committee") of Broadway Financial Corporation, the holding company of City First Bank, National Association, concluded that the Company's audited consolidated financial statements for the fiscal years ended December 31, 2024 and 2023, and the unaudited interim consolidated financial statements for the quarters ended March 31, 2024, June 30, 2024, September 30, 2024, and March 31, 2025 (collectively, the "Affected Financials"), each as previously filed with the Securities and Exchange Commission ("SEC"), should no longer be relied upon because of an error related to certain loan participation agreements and should therefore be restated. In addition, as a result of the foregoing determination, related press releases, stockholder communications, investor presentations and other communications describing relevant portions of the Affected Financials should no longer be relied upon. In connection with the Affected Financials, the Company's management identified material weaknesses in the Company's internal control over financial reporting as of the dates the Affected Financials were originally filed.

If the additional controls and procedures that we have implemented to remediate the material weaknesses prove to be insufficient or we identify other control deficiencies that individually or together constitute significant deficiencies or material weaknesses, the Company's ability to record, process, and report financial information accurately, and to prepare financial statements within required time periods, could be adversely affected. Litigation, government investigations, or regulatory enforcement actions arising out of any such failure or alleged failure could subject us to civil and criminal penalties that could materially and adversely affect our reputation, financial condition, and operating results. Similarly, the control deficiency, remediation efforts, and any related litigation, government investigations, or regulatory enforcement actions will require management attention and resources and cause us to incur unanticipated costs and could negatively affect investor confidence in our financial statements, cause us reputational harm, and raise other risks to our operations.

Our failure to meet the continued listing requirements of Nasdaq could result in a delisting of our common stock, which would negatively impact the market price and liquidity of our common stock and our ability to access the capital markets.

If we fail to satisfy the continued listing requirements of Nasdaq, such as the $1.00 minimum closing bid price or timely periodic financial reporting requirements, Nasdaq may take steps to delist the Company's securities. For example, on August 21, 2025, we received a Staff Delisting Determination letter (the "Staff Determination") from Nasdaq that it had initiated the delisting process with respect to the Company's securities. Following the filing of the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended June 30, 2025 and September 30, 2025, we received a letter from Nasdaq on February 17, 2026, stating that the Company had regained compliance with Nasdaq continued listing requirements and the matter was closed. Any delisting of the Company's securities, or threat of such delisting, would have a negative effect on the price of our common stock, impair the ability to sell or purchase our common stock when persons wish to do so, and any delisting materially adversely affect our ability to raise capital or pursue financing or other transactions on acceptable terms, or at all. Delisting from the Nasdaq Capital Market could also have other negative results, including the potential loss of institutional investor interest and fewer business development opportunities. In the event of a delisting, we would attempt to take actions to restore our compliance with Nasdaq's listing requirements, but we can provide no assurance that any such action taken by us would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq's listing requirements.

The market price of our common stock is volatile. Stockholders may not be able to resell shares of our common stock at times or at prices they find attractive.

The trading price of our common stock has historically and will likely in the future fluctuate significantly as a result of a number of factors, including the following:

- actual or anticipated changes in our operating results and financial condition;

- actions by our stockholders, including sales of common stock by substantial stockholders and/or directors and executive officers, or perceptions that such actions may occur;

- the limited number of shares of our common stock that are held by the general public, commonly called the ''public float,'' and our small market capitalization;

- failure to meet stockholder or market expectations regarding loan and deposit volume, revenue, asset quality or earnings;

- failure to meet Nasdaq listing requirements, including failure to satisfy the $1.00 minimum closing bid price or timely financial reporting requirements;

- speculation in the press or the investment community relating to the Company or the financial services industry generally;

- fluctuations in the stock price and operating results of our competitors;

- proposed or adopted regulatory changes or developments;

- investigations, proceedings, or litigation that involve or affect us;

- the performance of the national, California and Washington, D.C. economies and the real estate markets in Southern California and Washington, D.C.;

- general market conditions and, in particular, developments related to market conditions for the financial services industry;

- additions or departures of key personnel;

- changes in financial estimates or publication of research reports and recommendations by financial analysts with respect to our common stock or those of other financial institutions;

- actions taken by bank regulatory authorities, including required additions to our loan loss reserves or the issuance of cease and desist orders, based on adverse evaluations of our loans and other assets, operating results, or management practices and procedures or other aspects of our business; and

- the loss of our CDFI certification could potentially limit our grant income awards.

We have not paid cash dividends on our common stock since 2010 and we may not pay any cash dividends on our common stock for the foreseeable future.

We have not declared or paid cash dividends on our common stock since June 2010, initially due, in part, to regulatory restrictions and the operating losses we have previously experienced. We have not determined to pay cash dividends on our common stock at any time in the near future.

Stock sales by us or other dilution of our equity may adversely affect the market price of our common stock.

The issuance of additional shares of our common stock, or securities that are convertible into our common stock, may be determined to be necessary or advisable at times when our stock price is below book value, which could be substantially dilutive to existing holders of our common stock. The market value of our common stock could also decline as a result of sales by us of a large number of shares of our common stock or any future class or series of stock or the perception that such sales could occur.

Anti-takeover provisions of our certificate of incorporation and bylaws, federal and state law and our stockholder rights plan may limit the ability of another party to acquire the Company, which could depress our stock price.

Various provisions of our certificate of incorporation and bylaws and certain other actions that we have taken could delay or prevent a third-party from acquiring control of the Company even if such a transaction might be considered beneficial by our stockholders. These include, among others, our classified board of directors, the fact that directors may only be removed for cause, advance notice requirements for stockholder nominations of director candidates or presenting proposals at our annual stockholder meetings, super-majority stockholder voting requirements for amendments to our certificate of incorporation and bylaws, and for certain business combination transactions, and the authorization to issue "blank check" preferred stock by action of our board of directors, without obtaining stockholder approval. In addition, we approved a stockholder rights plan in September 2019, the purpose of which was to protect our stockholders against the possibility of attempts to acquire control of or influence over the Company through open market or privately negotiated purchases of our common stock without payment of a fair price to all of our stockholders or through other tactics that do not provide fair treatment to all stockholders. These provisions and the stockholder rights plan could be used by our board of directors to prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

Our common stock is not insured and stockholders could lose the value of their entire investment.

An investment in shares of our common stock is not a deposit and is not insured against loss or guaranteed by the Federal Deposit Insurance Corporation (the "FDIC") or any other government agency or authority.

If we were to lose CDFI certification at the Bank level or fail to obtain CDFI certification at the holding company level, our ability to obtain certain grants and awards received in the past may be adversely affected.

The Bank is currently certified as a CDFI by the United States Department of the Treasury and is undergoing its periodic recertification, and CDFI certification reinforces the Bank's primary purpose of serving low income and underserved communities and enhances eligibility for certain grants and awards. The Bank has received over $6.3 million in grants and awards from the CDFI Fund over the last five years, which has been reinvested in the communities we serve; however, the Bank's mission driven banking model is not dependent on such grant funding. The Company's application for CDFI certification is pending, and there can be no assurance that such certification will be approved in a timely manner, if at all. As a holding company, the Company's operations are conducted solely through the Bank, and holding company certification is related to corporate level requirements rather than separate operating activities. A loss of CDFI certification at the Bank level, a failure of the Bank to successfully recertify, or a failure of the Company to obtain CDFI certification could have a material adverse effect on our financial condition, results of operations, or business, including potential noncompliance with a shareholder agreement that requires holding company CDFI certification, loss of associated equity capital, default under one or more historical grant or award agreements, adverse impacts to certain depositor or strategic relationships, and the reduction, termination, or clawback of related grant or award funding.

Systems failures, interruptions and cybersecurity breaches in our information technology and telecommunications systems and of third-party service providers could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and the systems of its third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. If significant, sustained, or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our information technology systems and of our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We likely will expend additional resources to protect against the threat of such cybersecurity incident, or to alleviate problems caused by such cybersecurity incident. However, there can be no assurance that these measures will be sufficient in safeguarding against any such threats. Security breaches and viruses potentially exposing sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our customers and employees, could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities and reputational harm. Further, there can be no assurance that our insurance coverage will be sufficient to cover any losses that may result from a cybersecurity incident or breach of our systems.

The financial services industry is undergoing rapid technological change, and we may not have the resources to effectively implement new technology or may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to reduce costs while increasing customer service and convenience. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could result in us not fully realizing the anticipated benefits from such new technology or incurring significant costs to remedy any such challenges in a timely manner.

Many of our larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products compared to those that we are able to provide, which may put us at a competitive disadvantage. Accordingly, we may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services.

The markets in which we operate are susceptible to natural disasters, including earthquakes, fires, drought, flooding, extreme heat, and other severe weather or catastrophic events, any of which could result in a disruption of our operations and increases in loan losses.

A significant portion of our business is generated from markets that have been, and will continue to be, susceptible to damage by earthquakes, fires, drought, major seasonal flooding, and other severe weather or catastrophic events. In addition, natural disasters and other adverse external events can disrupt our operations, cause widespread property damage, and severely depress the local economies in which we operate. The value of real estate or other collateral that secures our loans could be materially and adversely affected by a disaster, resulting in decreased revenue and loan losses that could have a material adverse effect on our business, financial condition or results of operations. If the economies in our primary markets experience an overall decline as a result of a natural disaster, severe weather, or other catastrophic event, demand for loans and our other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies, and loan losses may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans.

Risks Relating to the Company Being a Public Benefit Corporation

We cannot provide any assurance that we will achieve our public benefit purposes.

As a public benefit corporation, we are required to seek to produce a public benefit or benefits and to operate in a responsible and sustainable manner, balancing our stockholders' pecuniary interests, the best interests of those materially affected by our conduct, and the public benefit or benefits identified by our certificate of incorporation. There is no assurance that we will achieve our public benefit purposes or that the expected positive impact from being a public benefit corporation will be realized, which could have a material adverse effect on our reputation, which in turn may have a material adverse effect on our financial condition, results of operations, assets, or business. As a public benefit corporation, we are required to report publicly at least biennially on the overall public benefit performance and on the assessment of our success in achieving our specific public benefit purpose. If we are not timely in providing this report or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or who are regulators or others reviewing its credentials, our reputation and status as a public benefit corporation may be harmed.

As a Delaware public benefit corporation, our focus on specific public benefit purposes and producing a positive effect for society can negatively impact our financial performance.

Unlike traditional corporations, which have a fiduciary duty to focus primarily on maximizing stockholder value, directors of the Company (as a public benefit corporation) have a fiduciary duty to consider not only our stockholders' interests, but also the Company's specific public benefit purposes and the interests of other stakeholder constituencies and to balance those interests in making business decisions. As a result, actions we take that we believe to be in the best interests of those stakeholders and to help achieve our specific benefit purposes do not always fully align with our stockholder's pecuniary interests. While we intend our status as a public benefit corporation to provide an overall net benefit to the Company, our customers, employees, community, and stockholders, this could result in actions or decisions that may not maximize the income generated from our business. In addition, our pursuit of longer-term or non-pecuniary benefits may not materialize within the timeframe we expect or at all. Accordingly, our corporate form as a public benefit corporation and compliance with the related obligations can have an adverse effect on our financial condition, results of operations, assets or business.

Furthermore, as a public benefit corporation, we may be less attractive as a takeover target than a traditional company would be and, therefore, our stockholders' ability to realize their investment through an acquisition may be reduced. Public benefit corporations may also not be attractive targets for activists or hedge fund investors because directors are required to balance our stockholders' pecuniary interests, the best interests of those materially affected by our Company's conduct, and the public benefit or benefits identified by the Company's certificate of incorporation, and stockholders committed to the public benefit can bring a suit to enforce this balancing requirement. Further, because the board of directors of a public benefit corporation considers additional constituencies rather than just maximizing stockholder value, Delaware public benefit corporation law could make it easier for a board to reject a hostile bid, even if the takeover would provide the greatest short-term financial gain to stockholders.

As a Delaware public benefit corporation, the Company's directors have a fiduciary duty to consider not only our stockholders' interests, but also the specific public benefit purposes we have committed to promote and the interests of other stakeholder constituencies. If a conflict between such interests arises, there is no guarantee such conflict would be resolved in favor of the interests of our stockholders.

While directors of traditional corporations are required to make decisions they believe to be in the best interests of their stockholders, directors of a public benefit corporation have a fiduciary duty to consider not only the stockholders' interests, but also the company's specific public benefit purposes and the interests of other stakeholder constituencies. Under Delaware law, directors are shielded from liability for breach of their fiduciary duties if they make informed and disinterested decisions that serve a rational purpose. Unlike traditional corporations which must focus exclusively on stockholder value, as a public benefit corporation, our directors are not merely permitted, but obligated, to consider, in addition to the interests of stockholders, the Company's specific public benefit purposes and the interests of other stakeholder constituencies in making business decisions. In the event of a conflict between the interests of our stockholders and the specific public benefit purposes, we have a commitment to consider the interests of other stakeholder constituencies, and therefore, our directors are obligated to balance those interests, and are deemed to have satisfied their fiduciary duties as long as their decisions are informed and disinterested and are not decisions that no person of ordinary, sound judgment would approve. As a result, there is no certainty that a conflict would be resolved in favor of our stockholders, which could have a material adverse effect on our financial condition, results of operations, assets or business.

As a Delaware public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on its financial condition and results of operations.

Stockholders of a Delaware public benefit corporation (if they, individually or collectively, own at least two percent of the company's outstanding shares or, in the case of a corporation with shares listed on a national securities exchange, the lesser of such percentage or shares with a market value of at least $2 million as of the date the action is filed) are entitled to file a lawsuit (individual, derivative, or any other type of action) claiming the directors failed to balance stockholder and public benefit interests. This potential claim does not exist for traditional corporations. Therefore, we are subject to the possibility of increased derivative litigation, which would require the attention of our management, and, as a result, may adversely impact management's ability to effectively execute our strategy. Additionally, such derivative litigation may be costly, which may have an adverse impact on our financial condition, results of operations, assets, or business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ an in-depth, layered, defensive approach that leverages people, processes, and technology to manage and maintain cybersecurity controls. We employ a variety of preventative and detective tools to monitor, block, and provide alerts regarding suspicious activity, as well as to report on any suspected persistent threats. Notwithstanding the strength of our defensive measures, the threat from cybersecurity attacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. While to date we have not experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, our systems and those of our customers and third-party service providers are under constant threat, creating the possibility of future events. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of internet banking, mobile banking and other technology-based products and services by us and our customers.

The security and maintenance of our information technology systems is important to our operations and business strategy. To this end, we have implemented processes designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein. These processes are informed in part by industry standards, principles and frameworks, such as the National Institute of Standards and Technology Cybersecurity Framework, and are managed and monitored by a dedicated information technology team, which is led by our Director of Information Technology, and includes mechanisms, controls, technologies, systems, and other processes designed to prevent or mitigate data loss, theft, misuse, or other security incidents or vulnerabilities affecting the data and to maintain a stable information technology environment. For example, we conduct penetration and vulnerability tests, data recovery tests, security audits, and ongoing risk assessments, including due diligence on our key technology vendors, contractors, and suppliers. We conduct regular employee training on cybersecurity and information security, among other topics. In addition, we consult with outside advisors and experts, when appropriate, on a regular basis to assist with assessing, identifying, and managing cybersecurity risks, including anticipated future threats and trends, and their estimated impact on the Company's risk environment.

Our Director of Information Technology, who reports to the Chief Financial Officer, has over 15 years of experience managing information technology and cybersecurity matters and is experienced in cloud, infrastructure management, business operations, and cybersecurity, and, together with our Information Technology Steering Committee, is responsible for assessing and managing cybersecurity risks. We consider cybersecurity, along with other significant risks that we face, within our overall enterprise risk management framework. Since the beginning of the last fiscal year, we have not identified risks from known cybersecurity threats, including those resulting from prior cybersecurity incidents, that have materially affected us, and we face ongoing cybersecurity risks threats that, if realized, are reasonably likely to materially affect us. Additional information on cybersecurity risks we face is discussed in Part I, Item 1A "Risk Factors." under the heading "Systems failures, interruptions and cybersecurity breaches in our information technology and telecommunications systems and of third-party service providers could have a material adverse effect on us."

The Board, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate cybersecurity risks. The Risk and Compliance Committee is a board-level committee designated by our Board to oversee cybersecurity risks. The Risk and Compliance Committee receives updates on cybersecurity matters at least quarterly, and our processes require ad hoc updates within two days of a breach as part of the Company's cybersecurity risk management strategy designed to protect the information and assets that are critical to our business. The full Board receives an Annual Report from the Director of Information Technology on the Company's Information Technology Systems, including cybersecurity risk.

ITEM 2.   PROPERTIES

We conduct our business through two administrative offices, one in Washington, D.C. and one in Los Angeles, California. We have three branch offices, one in Washington, D.C., one in Los Angeles, California, and one in Inglewood, California. Our loan service operation is also conducted from our Inglewood, California branch. There are no mortgages, material liens or encumbrances against any of our owned properties. We believe that all the properties are adequately covered by insurance, and that our facilities are adequate to meet our present needs.

Location	Leased or Owned	Original Date Leased or Acquired	Date of Lease Expiration
East Coast Administrative Offices & Branch . . . . 1432 U Street NW Washington, D.C. 20009	Owned	2003	—
Employee Parking Lot . . . . 14 T Street NW Washington, D.C. 20009	Owned	2018	—
West Coast Administrative Offices/Loan Origination Center . . . . 4601 Wilshire Blvd, Suite 150 Los Angeles, CA 90010	Leased	2021	Jan. 2032
Branch Office/Loan Service Center . . . . 170 N. Market Street Inglewood, CA 90301	Owned	1996	—
Exposition Park Branch Office . . . . 4001 South Figueroa Street Los Angeles, CA 90037	Owned	1996	—

ITEM 3.   LEGAL PROCEEDINGS

In the ordinary course of business, we are defendants in various litigation matters from time to time. In our opinion, the disposition of any litigation and other legal and regulatory matters currently pending or threatened against us would not have a material adverse effect on our financial position, results of operations or cash flows.

ITEM 4.   MINE SAFETY DISCLOSURES

Not Applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Capital Market under the symbol "BYFC."

The closing sale price for our common stock on the Nasdaq Capital Market on March 18, 2026 was $7.68 per share. As of March 18, 2026, we had 3,708 registered stockholders. As of March 18, 2026, we had 6,206,166 shares of Class A voting common stock outstanding, 1,425,404 shares of Class B non-voting common stock outstanding and 1,672,562 shares of Class C non-voting stock outstanding. Our non-voting common stock (Class B and Class C) is not listed for trading on the Nasdaq Capital Market, but our Class C stock is convertible into our voting common stock in connection with certain sale or other transfer transactions.

In general, we may pay dividends out of funds legally available for that purpose at such times as our Board determines that dividend payments are appropriate, after considering our net income, capital requirements, financial condition, alternate investment options, prevailing economic conditions, industry practices and other factors deemed to be relevant at the time. We suspended our prior policy of paying regular cash dividends in May 2010 in order to retain capital for reinvestment in the Company's business.

Unregistered Sales of Equity Securities

None.

Repurchases of Equity Securities

None.

Equity Compensation Plan Information

The following table provides information about the Company's common stock that may be issued under equity compensation plans as of December 31, 2025.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2008 Long Term Incentive Plan	—	$ —	—
2018 Long Term Incentive Plan	12,500	12.96	281,958
Equity compensation plans not approved by security holders:			
None	—	—	—
Total	12,500	$12.96	281,958

In March 2025 and May 2024, the Company awarded 23,232 and 19,832 shares of common stock, respectively, to its directors under the Amended and Restated LTIP, which are fully vested. The Company recorded $168 thousand and $96 thousand of compensation expense in the years ended December 31, 2025 and December 31, 2024, respectively, based on the fair value of the stock on the date of the award.

On March 26, 2025 and May 28, 2025, the Company issued a total of 96,478 shares of restricted stock to its officers and employees under the Amended and Restated LTIP, of which 17,048 shares have been forfeited as of December 31, 2025. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 48 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. During the year ended December 31, 2025, the Company recorded $114 thousand of stock-based compensation expense related to these restricted stock awards.

ITEM 6. RESERVED

ITEM 7.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to provide a reader of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity and other factors that have affected our reported results of operations and financial condition or may affect our future results or financial condition. The following discussion should be read in conjunction with the Consolidated Financial Statements and related Notes included in Item 8 "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

Overview

Total assets increased by $10.7 million to $1.3 billion at December 31, 2025, compared to $1.3 billion at December 31, 2024, reflecting an increase in securities available-for-sale of $53.0 million, primarily due to purchases, an increase in bank owned life insurance of $20.3 million, due to purchases, and an increase in loans held for investment, net of $16.6 million, primarily due to loan purchases. These increases were partially offset by a decrease in cash and cash equivalents of $50.9 million, primarily due to repayments of borrowings, a $25.9 million goodwill impairment charge recorded in the third quarter of 2025, and a decrease in FHLB stock of $5.2 million.

Total liabilities increased by $32.9 million to $1.1 billion at December 31, 2025 from $1.0 billion at December 31, 2024. The increase in total liabilities during 2025 resulted primarily from an increase in deposits of $172.2 million and a $14.2 million increase in securities sold under agreements to repurchase, partially offset by a $154.9 million decrease in borrowings.

For the year ended December 31, 2025, the Company reported consolidated net loss attributable to common stockholders of $27.8 million after preferred dividends of $3.0 million and goodwill impairment of $25.9 million, compared to net income attributable to common stockholders of $362 thousand for the year ended December 31, 2024 after preferred dividends of $1.6 million. Loss per diluted common share was ($3.23) for the year ended December 31, 2025, compared to $0.04 of earnings per diluted common share for the year ended December 31, 2024. Consolidated net income before preferred dividends and goodwill impairment was $1.1 million, or $0.12 per diluted share, for the year ended December 31, 2025, compared to consolidated net income of $1.9 million, or $0.22 per diluted share, for the year ended December 31, 2024. Diluted loss per common share for the year ended December 31, 2025 reflects preferred dividends of ($0.35) per diluted common share and goodwill impairment of ($3.01) per diluted common share. "Net income before preferred dividends and goodwill impairment" and "Earnings per common share – diluted before preferred dividends and goodwill impairment" are considered to be non-GAAP measures. See "Use of Non-GAAP Financial Measures" section of this Form 10-K for a reconciliation of these amounts to the associated GAAP financial measure.

The $28.2 million decrease in consolidated net income attributable to common stockholders during the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily resulted from the goodwill impairment of $25.9 million and an increase in preferred dividends of $1.4 million.

The following table summarizes the return on average assets, the return on average equity and the average equity to average assets ratios for the periods indicated:

	For the Years Ended December 31,		
	2025	2024	2023
Return on average assets	(1.90)%	0.14%	0.34%
Return on average equity	(8.85)%	0.69%	1.56%
Average equity to average assets	21.49%	20.10%	22.05%

Comparison of Operating Results for the Years Ended December 31, 2025 and 2024

General

Our most significant source of income is net interest income, which is the difference between our interest income and our interest expense. Generally, interest income is generated from our loans and investments (interest earning assets) and interest expense is incurred from deposits and borrowings (interest-bearing liabilities). Typically, our results of operations are also affected by our provision for credit losses, non-interest income generated from service charges and fees on loan and deposit accounts, non-interest expenses, and income taxes.

Net Interest Income

For the year ended December 31, 2025, net interest income before provision for credit losses increased by $1.4 million, or 4.3%, to $33.1 million, compared to $31.8 million for the year ended December 31, 2024. The increase resulted from lower interest expense of $4.0 million, partially offset by a decrease in interest income of $2.7 million.

Interest income and fees on loans receivable increased by $2.5 million during the year ended December 31, 2025, compared to the year ended December 31, 2024. This increase was primarily due to a $28.7 million increase in the average balance of loans receivable which increased interest income by $1.5 million. In addition, the average loan yield increased from 5.15% for the year ended December 31, 2024, to 5.26% for the year ended December 31, 2025, which increased interest income by $1.0 million.

Interest income on securities decreased by $622 thousand to $6.4 million for the year ended December 31, 2025, compared to $7.0 million for the year ended December 31, 2024. The decrease in interest income on securities primarily resulted from a decrease of $55.2 million in the average balance of securities, which decreased interest income by $2.4 million. This decrease was partially offset by an increase of 41 basis points in the average interest yield earned on investment securities during 2025, which increased interest income by $1.7 million.

Other interest income decreased by $4.5 million in 2025, compared to the same period in 2024, primarily due to a decrease of $72.8 million in the average balance of interest-earnings deposits, which decreased interest income by $3.3 million during the year ended December 31, 2025, compared to the year ended December 31, 2024, as well as a 96 basis points decrease in the average interest yield earned on interest-earnings deposits, which decreased other income by $837 thousand.

Interest expense on deposits increased by $6.7 million during the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to a $128.9 million increase in the average balance of deposits, which increased interest expense by $4.1 million, as well as an increase of 53 basis points in the average cost of deposits. The average cost of deposits increased to 2.77% for 2025, compared to 2.24% for 2024, which increased interest expense by $2.7 million.

Interest expense on borrowings decreased by $10.8 million to $8.2 million during the year ended December 31, 2025, compared to $19.0 million during the year ended December 31, 2024. The decrease was primarily due to a $108.9 million decrease in the average outstanding balance of borrowings, which decreased interest expense by $4.9 million, and a decrease in the average balance of outstanding Bank Fund Term Program borrowings of $92.3 million.

The net interest margin increased to 2.64% for the year ended December 31, 2025 from 2.34% for the year ended December 31, 2024, due to an increase in the average yield earned on average interest-earning assets from 4.70% for the year ended December 31, 2024 to 4.88% for the year ended December 31, 2025. In addition, the average cost of funds decreased from 3.23% for the year ended December 31, 2024 to 3.07% for the year ended December 31, 2025.

Analysis of Net Interest Income

Net interest income is the difference between income on interest earning assets and the expense on interest-bearing liabilities. Net interest income depends upon the relative amounts of interest earning assets and interest-bearing liabilities and the interest rates earned or paid on them. The following table sets forth average balances, average yields and costs, and certain other information for the years indicated. All average balances are daily average balances. The yields set forth below include the effect of deferred loan fees, deferred origination costs, and discounts and premiums that are amortized or accreted to interest income or expense. We do not accrue interest on loans that are on non-accrual status; however, the balance of these loans is included in the total average balance, which has the effect of reducing average loan yields.

| | **For the Years Ended December 31,** | | | | | | | | |
| | **2025** | | | **2024** | | | **2023** | | |
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets									
Interest-earning assets:									
Interest-earning deposits	$ 29,057	$ 1,267	4.36%	$ 101,873	$ 5,423	5.32%	$ 14,013	$ 573	4.09%
Securities	208,058	6,412	3.08%	263,227	7,034	2.67%	322,764	8,697	2.69%
Loans receivable, net[1]	1,009,444	53,049	5.26%	980,745	50,544	5.15%	839,624	38,773	4.62%
FRB and FHLB stock	8,820	554	6.28%	13,363	945	7.07%	11,859	815	6.87%
Total interest-earning assets	1,255,379	$61,282	4.88%	1,359,208	$63,946	4.70%	1,188,260	$48,858	4.11%
Non-interest-earning assets	47,500			51,119			74,138		
Total assets	$1,302,879			$1,410,327			$1,262,398		
Liabilities and Equity									
Interest-bearing liabilities:									
Money market deposits	$ 146,793	$ 1,468	1.00%	$ 284,263	$ 6,929	2.44%	$ 262,827	$ 4,269	1.62%
Savings deposits	45,235	217	0.48%	55,715	374	0.67%	59,928	147	0.25%
Interest checking and other demand deposits	258,159	7,841	3.04%	74,302	549	0.74%	100,248	360	0.36%
Certificate accounts	268,265	10,404	3.88%	175,275	5,331	3.04%	154,275	2736	1.77%
Total deposits	718,452	19,930	2.77%	589,555	13,183	2.24%	577,278	7,512	1.30%
Borrowings	124,098	5,547	4.47%	233,035	11,304	4.85%	208,035	9,961	4.79%
BTFP borrowing	—	—	—%	92,308	4,787	5.19%	822.00	40.00	4.87%
Securities sold under agreements to repurchase	72,712	2,658	3.66%	80,181	2,903	3.62%	72,465	1,883	2.60%
Total borrowings	196,810	8,205	4.17%	405,524	18,994	4.68%	281,322	11,884	4.22%
Total interest-bearing liabilities	915,262	$28,135	3.07%	995,079	$32,177	3.23%	858,600	$19,396	2.26%
Non-interest-bearing liabilities	107,588			131,841			125,401		
Equity	280,029			283,407			278,397		
Total liabilities and equity	$1,302,879			$1,410,327			$1,262,398		
Net interest rate spread[2]		$33,147	1.81%		$31,769	1.47%		$29,462	1.85%
Net interest rate margin[3]			2.64%			2.34%			2.48%
Ratio of interest-earning assets to interest-bearing liabilities			137.16%			136.59%			138.40%

---

(1) Amount is net of deferred loan fees, loan discounts and loans in process, and includes deferred origination costs, loan premiums and loans receivable held for sale.

(2) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(3) Net interest rate margin represents net interest income as a percentage of average interest-earning assets.

Changes in our net interest income are a function of changes in both rates and volumes of interest earning assets and interest-bearing liabilities. The following table sets forth information regarding changes in our interest income and expense for the years indicated. Information is provided in each category with respect to (i) changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the total change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2025 Compared to Year Ended December 31, 2024			Year Ended December 31, 2024 Compared to Year Ended December 31, 2023		
	Increase (Decrease) in Net Interest Income			Increase (Decrease) in Net Interest Income		
	Due to Volume	Due to Rate	Total	Due to Volume	Due to Rate	Total
	(In thousands)					
Interest-earning assets:						
Interest-earning deposits	$(3,319)	$ (837)	$ (4,156)	$ 4,627	$ 223	$ 4,850
Securities	(2,356)	1,734	(622)	(1,592)	(71)	(1,663)
Loans receivable, net	1,475	1,030	2,505	6,952	4,819	11,771
FRB and FHLB stock	(294)	(97)	(391)	106	24	130
Total interest-earning assets	(4,494)	1,830	(2,664)	10,093	4,995	15,088
Interest-bearing liabilities:						
Money market deposits	(2,460)	(3,001)	(5,461)	370	2,290	2,660
Savings deposits	(63)	(94)	(157)	(11)	238	227
Interest checking and other demand deposits	3,234	4,058	7,292	(113)	302	189
Certificate accounts	3,338	1,735	5,073	415	2,180	2,595
Total deposits	4,049	2,698	6,747	661	5,010	5,671
Borrowings	(4,930)	(827)	(5,757)	1,191	152	1,343
BTFP borrowing	(2,394)	(2,394)	(4,788)	4,744	3	4,747
Securities sold under agreements to repurchase	(273)	29	(244)	217	803	1,020
Total borrowings	(7,597)	(3,192)	(10,789)	6,152	958	7,110
Total interest-bearing liabilities	(3,548)	(494)	(4,042)	6,813	5,968	12,781
Change in net interest income	$ (946)	$ 2,324	$ 1,378	$ 3,280	$ (973)	$ 2,307

Provision for Credit Losses

During the year ended December 31, 2025, we recorded a provision for credit losses of $2.2 million, compared to a provision for credit losses of $660 thousand during the same period in 2024. During the year ended December 31, 2025, we recorded loan charge-offs of $1.2 million. No loan charge-offs were recorded during the year ended December 31, 2024. We also recorded a recovery of provision for off-balance sheet loan commitments of $53 thousand and $91 thousand for the years ended December 31, 2025 and 2024, respectively. See "Allowance for Credit Losses" for additional information.

Non-Interest Income

For the year ended December 31, 2025, non-interest income totaled $1.8 million, compared to $1.6 million for the year-ended December 31, 2024.

Non-Interest Expense

Non-interest expenses totaled $57.2 million for the year ended December 31, 2025, compared to $29.9 million for the year ended December 31, 2024. This $27.3 million increase was primarily due to the $25.9 million goodwill impairment and a $1.3 million increase in compensation and benefits expense.

Income Taxes

Income tax expense or benefit is computed by applying the statutory federal income tax rate of 21%. State and local taxes are recorded at the State of California tax rate and Washington, D.C. tax rate, according to the state apportionment calculation as the Bank's operations are conducted in both California and the Washington, D.C. area. The Company recorded an income tax expense of $338 thousand for the year ended December 31, 2025, representing an effective tax rate of (1.4)%, compared to an income tax expense of $815 thousand for the year ended December 31, 2024, representing an effective tax rate of 29.4%. The effective tax rate for each year differs from the 21% federal statutory rate due to the impact of state and local taxes as well as various permanent tax differences, vesting of stock-based compensation and other discrete items.

Our deferred tax assets totaled $6.7 million at December 31, 2025 and $8.9 million at December 31, 2024. See Note 1 "Summary of Significant Accounting Policies" and Note 14 "Income Taxes" of the Notes to Consolidated Financial Statements for a further discussion of income taxes and a reconciliation of income tax at the federal statutory tax rate to the actual income tax expense.

Comparison of Financial Condition at December 31, 2025 and 2024

Securities Available-For-Sale

As of December 31, 2025, we had $256.8 million of investment securities classified as available-for-sale, compared to $203.9 million at December 31, 2024. The increase during 2025 was primarily due to purchases of investment securities.

Loans Receivable Held for Investment

Loans receivable held for investment, net of the allowance for credit losses, totaled $1.0 billion at December 31, 2025, compared to $1.0 billion at December 31, 2024. The increase of $16.6 million in loans receivable held for investment during 2025 was primarily due to originations of $45.6 million in new loans. The Bank also purchased $78.0 of loans during the year ended December 31, 2025, which included $59.1 million of other commercial loans and $18.9 million of SBA loans. Loan repayments during 2025 totaled $36.6 million.

During 2024, the Bank originated $160.9 million in new loans, $80.9 million of which were multi-family loans, $50.8 million of which were commercial real estate loans, $19.4 million of which were other commercial loans, $8.9 million of which were construction loans, and $800 thousand of which were SBA loans. Loan repayments during 2024 totaled $72.4 million.

Allowance for Credit Losses

The Company accounts for credit losses on loans in accordance with ASC 326, which requires the Company to record an estimate of expected lifetime credit losses for loans at the time of origination or acquisition. The ACL is maintained at a level deemed appropriate by management to provide for expected credit losses in the portfolio as of the date of the consolidated statements of financial condition. Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. The measurement of the ACL is performed by collectively evaluating loans with similar risk characteristics. The Company measures the ACL for each of its loan segments using the WARM method. The weighted average remaining life, including the effect of estimated prepayments, is calculated for each loan pool on a quarterly basis. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions during the period from 2004 through the most recent quarter.

Our ACL was $9.4 million or 0.92% of our gross loans receivable held for investment at December 31, 2025 compared to $8.4 million, or 0.83% of our gross loans receivable held for investment at December 31, 2024. The increase was primarily due to an increase in specific reserves on collateral dependent loans.

Our non-performing loans ("NPLs") consist of delinquent loans that are 90 days or more past due and non-accrual loans. At December 31, 2025, non-performing loans totaled $11.2 million compared to $264 thousand at December 31, 2024. The Bank did not have any REO at December 31, 2025 or 2024. During the years ended December 31, 2025 and 2024, loans of $3.1 million and $5.9 million, respectively, were modified in response to a borrower's financial difficulty.

We believe the ACL is adequate to cover expected losses in the loan portfolio as of December 31, 2025, but because of uncertainty regarding the future value of the loan portfolio, there can be no assurance that actual losses will not exceed the estimated amounts. In addition, the OCC and the FDIC periodically review the ACL as an integral part of their examination process. These agencies may require an increase in the ACL based on their judgments of the information available to them at the time of their examinations.

See Note 1 "Summary of Significant Accounting Policies" to the Company's Consolidated Financial Statements for further discussion.

Office Properties and Equipment, Net

Net office properties and equipment decreased by $167 thousand to $8.7 million at December 31, 2025 from $8.9 million as of December 31, 2024. Depreciation expense was $410 thousand and $424 thousand for the years ended December 31, 2025 and 2024, respectively.

Goodwill and Core Deposit Intangible

As a result of the Merger, the Company recorded $25.9 million of goodwill. Goodwill acquired in a business combination is considered to have an indefinite useful life and is not amortized, but is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may exist. The Company engaged a third-party valuation specialist to perform its annual goodwill impairment test as of September 30, 2025. Based on the quantitative assessment, the fair value of the reporting unit was less than its carrying amount, resulting in a full impairment of goodwill. On October 15, 2025, management, with oversight from the Audit Committee of the Board of Directors, concluded that the Company's goodwill was fully impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $25.9 million for the quarter ended September 30, 2025.

The Company recorded $3.3 million of core deposit intangible asset as a result of the Merger. The core deposit intangible asset is amortized on an accelerated basis reflecting the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The estimated life of the core deposit intangible is approximately 10 years. During the year ended December 31, 2025, the Company recorded $315 thousand of amortization expense related to the core deposit intangible asset.

The following table outlines the estimated amortization expense related to the core deposit intangible asset during the next five fiscal years and thereafter:

	(In thousands)
2026.	$ 304
2027.	291
2028.	279
2029.	267
2030.	256
Thereafter	63
	$1,460

Deposits

Deposits at December 31, 2025 were $917.6 million compared to $745.4 million at December 31, 2024. The increase in deposits of $172.2 million was primarily caused by increases in money market deposits and certificates of deposit.

Five customer relationships accounted for approximately 28% of our deposit balances at December 31, 2025. We expect to maintain these relationships with these customers for the foreseeable future.

As of December 31, 2025 and 2024, approximately $413.5 million and $268.8 million of our total deposits were not insured by FDIC insurance.

Borrowings

Total borrowings at December 31, 2025 consisted of advances to the Bank from the FHLB of $72.0 million and repurchase agreements of $80.8 million, compared to advances from the FHLB of $195.5 million, repurchase agreements of $66.6, and secured borrowings of $31.4 million at December 31, 2024.

Balances of outstanding FHLB advances decreased to $72.0 million at December 31, 2025, from $195.5 million at December 31, 2024, primarily due to repayments of FHLB advances of $1.1 billion, partially offset by $955.8 million in advances from the FHLB. The weighted average rate on FHLB advances was 3.79% at December 31, 2025, compared to 4.03% at December 31, 2024.

The Bank enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Bank's consolidated statements of financial condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. As of December 31, 2025, securities sold under agreements to repurchase totaled $80.8 million at an average rate of 3.66%. These agreements mature on a daily basis. The fair value of securities pledged totaled $83.7 million as of December 31, 2025. As of December 31, 2024, securities sold under agreements to repurchase totaled $66.6 million at an average rate of 3.62%.

One customer relationship accounted for 91% of our balance of securities sold under agreements to repurchase. We expect to maintain this relationship for the foreseeable future.

Equity

Equity was $262.8 million, or 19.6% of the Company's total assets, at December 31, 2025, compared to $285.0 million, or 21.4% of the Company's total assets, at December 31, 2024.

Use of Non-GAAP Financial Measures

Management uses non-GAAP measures because they provide information to investors about the underlying operational performance and trends of the Company. These disclosures should not be considered in isolation or as a substitute for results determined in accordance with GAAP and are not necessarily comparable to non-GAAP performance measures which may be presented by other bank holding companies. Management compensates for these limitations by providing detailed reconciliations between GAAP information and the non-GAAP financial measures. The tables below reconcile the GAAP financial measures to the associated non-GAAP financial measures.

The Company's book value per common share was $12.28 at December 31, 2025, and its tangible book value per common share was $12.12 at December 31, 2025. Tangible book value per common share is a non-GAAP measurement that excludes goodwill and the net unamortized core deposit intangible asset, which were both originally recorded in connection with the CFBanc merger. The Company uses this non-GAAP financial measure to provide supplemental information regarding the Company's financial condition and operational performance. A reconciliation between common book value and tangible book value per common share is shown as follows:

	Common Equity Capital	Shares Outstanding	Per Share Amount
December 31, 2025	(Dollars in thousands)		
Common book value	$112,751	9,180,498	$12.28
Less:			
Goodwill	—		
Net unamortized core deposit intangible	1,460		
Tangible book value	$111,291	9,180,498	$12.12

	Common Equity Capital	Shares Outstanding	Per Share Amount
December 31, 2024	(Dollars in thousands)		
Common book value	$134,973	9,120,363	$14.80
Less:			
Goodwill	25,858		
Net unamortized core deposit intangible	1,775		
Tangible book value	$107,340	9,120,363	$11.77

The Company calculates net income before preferred dividends and goodwill impairment by adding preferred stock dividends and goodwill impairment to net (loss) income available to common shareholders. Earnings per common share - diluted before preferred dividends and goodwill impairment is calculated by dividing net income before preferred dividends and goodwill impairment by the weighted average common shares outstanding for diluted earnings per common share. The Company considers this information important to shareholders because it illustrates net income and earnings per common share - diluted excluding the impact of preferred dividends and goodwill impairment.

	For the Year Ended December 31,	
	2025	2024
	(Dollars in thousands)	
Net (loss) income available to common shareholders	$ (27,795)	$ 362
Add: Preferred stock dividends - ECIP	3,000	1,567
Add: Goodwill impairment	25,858	—
Net income before preferred dividends and goodwill impairment	$ 1,063	$ 1,929
Weighted average common shares outstanding for diluted earnings per common share	8,595,254	8,638,660
Earnings per common share - diluted before preferred dividends and goodwill impairment	$ 0.12	$ 0.22

Capital Resources

Our principal subsidiary, City First, must comply with capital standards established by the OCC in the conduct of its business. Failure to comply with such capital requirements may result in significant limitations on its business or other sanctions. As a ''small bank holding company,'' we are not subject to consolidated capital requirements under the new Basel III capital rules. The current regulatory capital requirements and possible consequences of failure to maintain compliance are described in Part I, Item 1 ''Business-Regulation'' and in Note 16 ''Regulatory Matters'' of the Notes to Consolidated Financial Statements.

Liquidity

The objective of liquidity management is to ensure that we have the continuing ability to fund operations and meet our obligations on a timely and cost-effective basis. The Bank's sources of funds include deposits, advances from the FHLB, other borrowings, proceeds from the sale of loans and investment securities, and payments of principal and interest on loans and investment securities. The Bank is currently approved by the FHLB of Atlanta to borrow up to 25% of total assets to the extent the Bank provides qualifying collateral and holds sufficient FHLB stock. At December 31, 2025, the Bank had $243.3 million of credit available. In addition, the Bank had additional lines of credit of $10.0 million with other financial institutions as of that date.

The Bank has a significant concentration of deposits with five long-time customers that accounted for approximately 28% of its deposits as of December 31, 2025. In addition, the Bank has a significant concentration of short-term borrowings from one customer that accounted for 91% of out the outstanding balance of securities sold under agreements to repurchase as of December 31, 2025. The Bank expects to maintain these relationships with the customers for the foreseeable future.

As of December 31, 2025, approximately $413.5 million of our total deposits (including deposits from affiliates) were not insured by FDIC insurance, which represented 41% of total deposits.

The Bank's primary uses of funds include withdrawals of and interest payments on deposits, originations of loans, purchases of investment securities, and the payment of operating expenses. Also, when the Bank has more funds than required for reserve requirements or short-term liquidity needs, the Bank invests excess cash with the Federal Reserve Bank or other financial institutions. The Bank's liquid assets at December 31, 2025 consisted of $10.5 million in cash and cash equivalents and $161.1 million in securities available-for-sale that were not pledged, compared to $61.4 million in cash and cash equivalents and $17.6 million in securities available-for-sale that were not pledged at December 31, 2024. We believe that the Bank has sufficient liquidity to support growth over the foreseeable future.

The Company's liquidity, separate from the Bank, is based primarily on the proceeds from financing transactions, such as the preferred stock sold to the U.S. Treasury in 2022 and the private placements completed in December 2016 and April 2021, and dividends received from the Bank in 2024 and 2025.

The Company recorded consolidated net cash inflows from operating activities of $230 thousand and $1.4 million during the years ended December 31, 2025 and 2024, respectively. Net cash inflows from operating activities during 2025 were primarily attributable to the addback of the goodwill impairment of $25.9 million, which more than offset the net loss of $24.8 million. Net cash inflows from operating activities during 2024 were primarily attributable to net income of $2.0 million, a $1.4 million decrease in other assets and a $641 thousand net change in deferred loan origination costs, partially offset by a $3.1 million net decrease in accrued expenses and other liabilities.

The Company recorded consolidated net cash outflows from investing activities of $79.4 million and inflows from investing activities of $28.3 million during the years ended December 31, 2025 and 2024, respectively. Net cash outflows from investing activities during 2025 were primarily attributable to $150.5 million of purchases of available-for-sale securities, $20.0 million of bank owned life insurance purchases, and $19.0 million of net loan originations, partially offset by $105.1 million of principal payments and maturities of available-for-sale securities. Net cash inflows from investing activities during 2024 were primarily attributable to $117.1 of principal payments and maturities on available-for-sale securities, partially offset by $89.2 million of net loan originations.

The Company recorded consolidated net cash inflows from financing activities of $28.3 million and outflows from financing activities of $73.5 million during the years ended December 31, 2025 and 2024, respectively. Net cash inflows from financing activities during 2025 were primarily attributable to $955.8 million of proceeds from FHLB advances and a $172.2 million increase in deposits, partially offset by $1.1 billion of FHLB repayments and $31.4 million of repayments of other borrowings. Net cash outflows from financing activities during 2024 were primarily attributable to $352.8 million of FHLB repayments, $100.0 million of BTFP repayments, and $14.0 million notes payable repayments, partially offset by $339.0 million of proceeds from FHLB advances and a $62.8 million net increase in deposits.

We believe that the Company's existing cash, cash equivalents and marketable securities will be sufficient to meet our liquidity requirements and capital expenditure needs over at least the next 12 months.

Off-Balance-Sheet Arrangements and Contractual Obligations

We are party to financial instruments with off-balance-sheet risk in the normal course of our business, primarily in order to meet the financing needs of our customers. These instruments involve, to varying degrees, elements of credit, interest rate and liquidity risk. In accordance with GAAP, these instruments are either not recorded in the consolidated financial statements or are recorded in amounts that differ from the notional amounts. Such instruments primarily include lending commitments and lease commitments as described below.

Lending commitments include commitments to originate loans and to fund lines of credit. Commitments to extend credit are agreements to lend to a customer if there is no violation of any condition established in the commitment. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the borrower. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate creditworthiness on a case-by-case basis. Our maximum exposure to credit risk is represented by the contractual amount of the instruments.

In addition to our lending commitments, we have contractual obligations related to operating lease commitments. Operating lease commitments are obligations under various non-cancellable operating leases on buildings and land used for office space and banking purposes. The following table details our contractual obligations at December 31, 2025.

	Less Than One Year	More Than One Year to Three Years	More Than Three Years to Five Years	More Than Five Years	Total
	(Dollars in thousands)				
Certificates of deposit	$294,642	$4,994	$ 98	$ —	$299,734
FHLB advances	72,000	—	—	—	72,000
Commitments to originate loans	2,095	—	—	—	2,095
Commitments to fund construction loans	19,253	—	—	—	19,253
Commitments to fund unused lines of credit	3,050	—	—	—	3,050
Operating lease obligations	249	542	542	293	1,626
Total contractual obligations	$391,289	$5,536	$640	$293	$397,758

Impact of Inflation and Changing Prices

Our consolidated financial statements, including accompanying notes, have been prepared in accordance with GAAP which require the measurement of financial position and operating results primarily in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in increased costs of our operations. Unlike industrial companies, nearly all our assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on our performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

As a result, the Bank's performance is influenced by general macroeconomic conditions, both domestic and foreign, the monetary and fiscal policies of the federal government, and the policies of the regulatory agencies. The Federal Reserve implements national monetary policies (such as seeking to curb inflation and combat recession) by its open-market operations in U.S. government securities, by adjusting the required level of reserves for financial institutions subject to its reserve requirements, and by varying the discount rate applicable to borrowings by banks from the Federal Reserve Banks. The actions of the Federal Reserve in these areas can influence the growth of loans, investments, and deposits, and also affect interest rates charged on loans and deposits. The nature and impact of any future changes in monetary policies cannot be predicted.

Critical Accounting Estimates

Critical accounting estimates are those that involve a significant level of estimation uncertainty, and which have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant. This discussion highlights those accounting estimates that management considers critical. All accounting policies are important, however, and therefore you are encouraged to review each of the policies included in Note 1 "Summary of Significant Accounting Policies" of the Notes to Consolidated Financial Statements to gain a better understanding of how our financial performance is measured and reported. Management has identified the Company's critical accounting estimates as follows:

Allowance for Credit Losses

In originating loans, we recognize that losses may be experienced on loans and that the risk of loss may vary as a result of many factors, including the type of loan being made, the creditworthiness of the borrower, general economic conditions and, in the case of a secured loan, the quality of the collateral for the loan. The Company accounts for the ACL on loans in accordance with ASC 326, which requires the Company to recognize estimates for lifetime losses on loans and off-balance sheet loan commitments at the time of origination or acquisition. The recognition of losses at origination or acquisition represents the Company's best estimate of the lifetime expected credit loss associated with a loan, given the facts and circumstances associated with the particular loan, and involves the use of significant management judgment and estimates, which are subject to change based on management's on-going assessment of the credit quality of the loan portfolio and changes in economic forecasts used in the model. The Company uses the weighted-average remaining maturity ("WARM") method when determining estimates for the ACL for each of its portfolio segments. The weighted average remaining life, including the effect of estimated prepayments, is calculated for each loan pool on a quarterly basis. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions during the period from 2004 through the most recent quarter.

The Company's ACL model also includes adjustments for qualitative factors, where appropriate. Qualitative adjustments may include, but are not limited to, factors such as: (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices; (ii) changes in international, national, regional, and local conditions; (iii) changes in the nature and volume of the portfolio and terms of loans; (iv) changes in the experience, depth, and ability of lending management; (v) changes in the volume and severity of past due loans and other similar conditions; (vi) changes in the quality of the organization's loan review system; (vii) changes in the value of underlying collateral for collateral dependent loans; (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations; and (ix) the effect of other external factors (i.e., competition, legal and regulatory requirements) on the level of estimated credit losses. These qualitative factors incorporate the concept of reasonable and supportable forecasts, as required by ASC 326.

The Company has a credit portfolio review process designed to detect problem loans. Problem loans are typically those of a substandard or worse internal risk grade, and may consist of loans on nonaccrual status, loans that have recently been modified in response to a borrower's deteriorating financial condition, loans where the likelihood of foreclosure on underlying collateral has increased, collateral dependent loans, and other loans where concern or doubt over the ultimate collectability of all contractual amounts due has become elevated. Such loans may, in the opinion of management, be deemed to no longer possess risk characteristics similar to other loans in the loan portfolio, because the specific attributes and risks associated with the loan have likely become unique as the credit quality of the loan deteriorates. As such, these loans may require individual evaluation to determine an appropriate ACL for the loan. When a loan is individually evaluated, the Company typically measures the expected credit loss for the loan based on a discounted cash flow approach, unless the loan has been deemed collateral dependent. Collateral dependent loans are loans where the repayment of the loan is expected to come from the operation of and/or eventual liquidation of the underlying collateral. The ACL for collateral dependent loans is determined using estimates of the fair value of the underlying collateral, less estimated selling costs.

The estimation of the appropriate level of the ACL requires significant judgment by management. Although management uses the best information available to make these estimations, future adjustments to the ACL may be necessary due to economic, operating, regulatory, and other conditions that may extend beyond the Company's control. Changes in management's estimates of forecasted net losses could materially change the level of the ACL. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL and credit review process. Such agencies may require the Company to recognize additions to the ACL based on judgments different from those of management.

Goodwill

The excess of consideration paid over fair value of net assets acquired for acquisitions is recorded as goodwill. Goodwill is not amortized but is tested at least annually for impairment or more frequently if events occur or circumstances change that indicate impairment may exist. A goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying value. An impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit's fair value. A weighted average of both the market and income approaches is used in valuing the reporting unit's fair value. Weightings are assigned to the approaches regarding fair value and the sensitivity of other weighting scenarios is considered. The market approach incorporates comparable public company information, valuation multiples and consideration of a market control premium along with data related to comparable observed purchase transactions in the financial services industry. The income approach consists of discounting projected future cash flows, which are derived from internal forecasts and economic expectations for the reporting unit. The significant inputs and assumptions for the income approach include a discount rate and projected earnings of the Company in future years for which there is inherent uncertainty. The sensitivity of a range of reasonable discount rates based on the current economic environment is considered.

The Company engaged a third-party valuation specialist to perform its annual goodwill impairment test as of September 30, 2025. Based on the quantitative assessment, the fair value of the reporting unit was less than its carrying amount, resulting in a full impairment of goodwill. On October 15, 2025, management, with oversight from the Audit Committee of the Board of Directors, concluded that the Company's goodwill was fully impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $25.9 million for the quarter ended September 30, 2025. See Note 7 to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data" for further information.

The Company's accounting policies and discussion of recent accounting pronouncements is included in Note 1 to the Consolidated Financial Statements in "Item 8. Financial Statements and Supplementary Data."

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As a smaller reporting company, we are not required to provide the information requested by this item pursuant to Item 305(e) of Regulation S-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Index to Consolidated Financial Statements of Broadway Financial Corporation and Subsidiaries below.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, an evaluation was performed under the supervision of the Company's Principal Executive Officer ("PEO") and Principal Financial Officer ("PFO") of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Company's PEO and PFO concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2025 due to material weaknesses in the Company's internal control over financial reporting, as further described below.

Management's Annual Report on Internal Control Over Financial Reporting

The management of Broadway Financial Corporation is responsible for establishing and maintaining adequate internal control over financial reporting for the Company as defined in Rule 13a 15(f) under the Exchange Act. This system, which management has chosen to base on the criteria for effective internal control over financial reporting established in "Internal Control — Integrated Framework (2013)," issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and which is effected by the Company's Board of Directors, management and other personnel, is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and the Directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, effectiveness of internal controls over financial reporting may vary over time.

With the participation of the Company's PEO and PFO, management has conducted an evaluation of the effectiveness of the Company's system of internal control over financial reporting. Based on this evaluation, management determined that the Company's system of internal control over financial reporting was not effective as of December 31, 2025, due to the material weaknesses described below.

A material weakness is a control deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weaknesses were identified:

The Company did not maintain effective components of the COSO framework in the areas of control activities, information and communication process and monitoring activities that contributed to the following material weaknesses:

- The Company did not have controls in place to identify unusual or infrequent equity-related contracts entered into which could have a material impact on accounting and financial reporting.

- The Company did not maintain controls to consider subsequent appraisals for collateral dependent loans.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

Remediation Plan for Material Weaknesses

In response to the identified material weaknesses, our management, with the oversight of the Audit Committee of our Board of Directors, has begun to dedicate significant resources, including additional employee training, toward efforts to improve our internal control over financial reporting. Management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weaknesses.

- Thorough discussion and review of all new unusual or infrequent equity-related contracts each quarter with documentation of accounting treatment and disclosure with respect to such transactions that could have a potential impact on the Company's financial statements, and

- An enhancement of the controls over the allowance for credit losses at each quarter end to evaluate that all appraisals for collateral dependent loans that are received prior to the date that the financial statements are issued have been evaluated by management and considered in the estimate of the allowance for credit losses.

Additional time is required to complete the design and test the operating effectiveness of the applicable controls to demonstrate the effectiveness of the remediation efforts. The material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Remediation of Previously Identified Material Weakness

Management has concluded that the material weakness in internal control over financial reporting related to the accounting for loan participations initially described in Part II, Item 9A "Controls and Procedures," of our Annual Report on Form 10-K/A for the Year Ended December 31, 2024 (the "2024 Form 10-K/A") has been remediated as of December 31, 2025. The Company has implemented additional control procedures, including redesigning and enhancing control activities related to preparation and review of existing and new loan participation agreements. Management has evaluated these enhanced controls and has concluded they were designed and implemented and are operating effectively.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives as specified above. Management does not expect, however, that our disclosure controls and procedures will prevent or detect all error and fraud. Any control system, no matter how well designed and operated, is based upon certain assumptions, and can provide only reasonable, not absolute, assurance that its objectives will be met. Further, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected.

ITEM 9B.   OTHER INFORMATION

None.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item 10 is incorporated herein by reference to the definitive Proxy Statement, under the captions ''Election of Directors,'' ''Executive Officers,'' ''Code of Ethics,'' ''Insider Trading Policy'' and, if applicable, ''Delinquent Section 16(a) Reports,'' that will be filed with the SEC in connection with the Company's 2026 Annual Meeting of Stockholders (the ''Company's Proxy Statement'').

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 is incorporated herein by reference to the Company's Proxy Statement, under the captions ''Executive Compensation'' and ''Director Compensation.''

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item 12 is incorporated herein by reference to the Company's Proxy Statement, under the caption ''Security Ownership of Certain Beneficial Owners and Management.''

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 is incorporated herein by reference to the Company's Proxy Statement, under the captions ''Certain Relationships and Related Transactions'' and ''Election of Directors.''

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 is incorporated herein by reference to the Company's Proxy Statement, under the caption ''Ratification on An Advisory (Non-Binding) Basis of the Appointment of Independent Registered Public Accounting Firm.''

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) 1. See Index to Consolidated Financial Statements.

          2. Financial Statement Schedules have been omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or Notes thereto included under Item 8, ''Financial Statements and Supplementary Data.''

    (b) List of Exhibits

Exhibit Number*	
3.1	Amended and Restated Certificate of Incorporation of Registrant (Exhibit 3.1 to Form 8-K filed by Registrant on April 5, 2021)
3.2	Certificate of Amendment to Certificate of Incorporation of Registrant (Exhibit 3.1 to Form 8-K filed by the Registrant on November 1, 2023)
3.3	Bylaws of Registrant (Exhibit 3.2 to Form 8-K filed by Registrant on August 24, 2020)
3.4	Certificate of Designations for the Series B Junior Participating Preferred Stock (Exhibit 3.1 to Form 8-K filed by Registrant on September 11, 2019)
3.5	Certificate of Designations of Senior Non-Cumulative Perpetual Preferred Stock, Series C (Exhibit 3.1 to Form 8-K filed by Registrant on June 8, 2022)
3.6	ECIP Securities Purchase Option Agreement, dated January 14, 2025, by and between Broadway Financial Corporation and the United States Department of the Treasury (Exhibit 3.6 to Form 10-K/A filed by Registrant on December 23, 2025)
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (Exhibit 4.1 to Form 10-K filed by Registrant on April 15, 2022)
4.2	Rights Agreement, dated as of September 10, 2019, entered between Broadway Financial Corporation and Computershare Trust Company, N.A., as rights agent (Exhibit 4.1 to Form 8-K filed by Registrant on September 11, 2019)
4.3	Amendment to Rights Agreement, dated as of August 25, 2020, entered between Broadway Financial Corporation and Computershare Trust Company, N.A. (Exhibit 4.1 to Form 8-K file by Registrant on August 26, 2020)
4.4	Registration Rights Agreement (Exhibit 10.2 to Form 8-K filed by Registrant on June 8, 2022)
10.1**	Broadway Federal Bank Employee Stock Ownership Plan (Exhibit 10.1 to Form 10-K filed by Registrant on March 28, 2016)
10.2**	Amended and Restated Broadway Financial Corporation 2008 Long Term Incentive Plan (Exhibit 10.3 to Form 10-Q filed by Registrant on August 12, 2016)
10.3**	Amended Form of Award Agreement for stock options granted pursuant to Amended and Restated Broadway Financial Corporation 2008 Long-Term Incentive Plan (Exhibit 10.1 to Form 10-Q filed by Registrant on August 12, 2016)
10.4**	Broadway Financial Corporation Amended and Restated 2018 Long-Term Incentive Plan (Exhibit 10.4 to Form 10-K filed by Registrant on May 20, 2024)
10.5**	Form of Award Agreement for restricted stock granted pursuant to Broadway Financial Corporation Amended and Restated 2018 Long-Term Incentive Plan (Exhibit 10.5 to Form 10-K filed by Registrant on May 20, 2024)
10.6**	Employment Agreement, dated as of May 1, 2017, for Brenda J. Battey (Exhibit 10.11 to Form 10-K filed by Registrant on March 29, 2019)
10.7**	Amendment to Employment Agreement for Brenda J. Battey, dated as of January 14, 2020 (Exhibit 10.1 to form 8-K filed by Registrant on January 14, 2021)
10.8**	Employment Agreement, dated as of May 1, 2017, for Ruth McCloud (Exhibit 10.13 to Form 10-K filed by Registrant on March 29, 2019)
10.9**	Amendment to Employment Agreement for Ruth McCloud, dated as of January 14, 2020 (Exhibit 10.3 to form 8-K filed by Registrant on January 14, 2021)

Exhibit Number*	
10.10**	Broadway Federal Bank Incentive Compensation Plan (Exhibit 10.14 to Form 10-K filed by the Registrant on March 31, 2021)
10.11**	Employment Agreement, dated and effective as of November 17, 2021, between Registrant and Brian E. Argrett (Exhibit 10.1 to Form 8-K filed by Registrant on November 18, 2021)
10.12	Stock Purchase Agreement, dated as of December 21, 2016, entered between First Republic Bank and Registrant (Exhibit 10.8 to Form 10-K filed by Registrant on March 27, 2017)
10.13	ESOP Loan Agreement and ESOP Pledge Agreement, each dated as of December 19, 2016, entered into between Registrant and Miguel Paredes, as trustee for the Broadway Federal Bank, f.s.b., Employee Stock Ownership Plan Trust, and related Promissory Note, dated as of December 19, 2016 (Exhibit 10.12 to Form 10-K filed by Registrant on March 27, 2017)
10.14	Stock Purchase Agreement, dated as of November 23, 2020, entered between Banc of America Strategic Investments Corporation and Registrant (Exhibit 10.15 to Registration Statement on S-4 filed by Registrant on January 19, 2021)
10.15	Stock Purchase Agreement, dated as of November 23, 2020, entered between Cedars-Sinai Medical Center and Registrant (Exhibit 10.14 to Registration Statement on S-4 filed by Registrant on January 19, 2021)
10.16	Stock Purchase Agreement, dated as of November 24, 2020, entered between Wells Fargo Central Pacific Holdings, Inc. and Registrant (Exhibit 10.16 to Registration Statement on S-4 filed by Registrant on January 19, 2021)
10.17	Stock Purchase Agreement, dated as of February 19, 2021, entered between Ally Ventures, a business unit of Ally Financial Inc., and Registrant (Exhibit 10.24 to Form 10-K filed by Registrant on March 31, 2021)
10.18	Stock Purchase Agreement, dated as of February 19, 2021, entered between Banner Bank and Registrant (Exhibit 10.25 to Form 10-K filed by Registrant on March 31, 2021)
10.19	Stock Purchase Agreement, dated as of February 19, 2021, entered between Citicorp Banking Corporation and Registrant (Exhibit 10.26 to Form 10-K filed by Registrant on March 31, 2021)
10.20	Stock Purchase Agreement, dated as of February 19, 2021, entered between First Republic Bank and Registrant (Exhibit 10.8 to Form 10-K filed by Registrant on March 31, 2021)
10.21	Stock Purchase Agreement, dated as of February 19, 2021, entered between Gerald I. White and Registrant (Exhibit 10.28 to Form 10-K filed by Registrant on March 31, 2021)
10.22	Stock Purchase Agreement, dated as of February 19, 2021, entered between Gerald I. White, in his capacity as the trustee for the Grace & White, Inc. Profit Sharing Plan, and Registrant (Exhibit 10.29 to Form 10-K filed by Registrant on March 31, 2021)
10.23	Stock Purchase Agreement, dated as of February 19, 2021, entered between Registrant and Butterfield Trust (Bermuda) Limited as trustee of each of the following: The Lorraine Grace Will Trust, The Anne Grace Kelly Trust 99, The Gwendolyn Grace Trust 99, The Lorraine L. Grace Trust 99, and The Ruth Grace Jervis Millennium Trust (Exhibit 10.30 to Form 10-K filed by Registrant on March 31, 2021)
10.24	Stock Purchase Agreement, dated as of February 19, 2021, entered between Texas Capital Community Development Corporation and Registrant (Exhibit 10.31 to Form 10-K filed by Registrant on March 31, 2021)
10.25	Stock Purchase Agreement, dated as of February 20, 2021, entered between J.P. Morgan Chase Community Development Corporation and Registrant (Exhibit 10.32 to Form 10-K filed by Registrant on March 31, 2021)
10.26	Letter Agreement and Securities Purchase Agreement, dated June 7, 2022 (Exhibit 10.1 to Form 8-K filed by Registrant on June 8, 2022)
19.1	Insider Trading Policy (Exhibit 19.1 to Form 10-K filed by Registrant on March 31, 2025)
21.1	List of Subsidiaries
23.1	Consent of Crowe LLP
23.2	Consent of Baker Tilly US, LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number*	
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Clawback Policy (Exhibit 97.1 to Form 10S-K filed by Registrant on May 20, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from this Annual Report on Form 10-K, formatted in Inline XBRL (included as Exhibit 101).

_____

**   Management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROADWAY FINANCIAL CORPORATION

By: /s/ BRIAN ARGRETT

Brian Argrett
Chief Executive Officer

Date: March 31, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ BRIAN ARGRETT	Date: March 31, 2026
Brian Argrett	
Chief Executive Officer and President	
(Principal Executive Officer)	
Chairman of the Board	
/s/ ZACK IBRAHIM	Date: March 31, 2026
Zack Ibrahim	
Chief Financial Officer	
(Principal Financial Officer and Principal Accounting Officer)	
/s/ WAYNE-KENT A. BRADSHAW	Date: March 31, 2026
Wayne-Kent A. Bradshaw	
Vice Chairman of the Board	
/s/ MARIE C. JOHNS	Date: March 31, 2026
Marie C. Johns	
Lead Independent Director	
/s/ MARY M. HENTGES	Date: March 31, 2026
Mary M. Hentges	
Audit Committee Chairman	
/s/ ROBERT C. DAVIDSON, JR.	Date: March 31, 2026
Robert C. Davidson, Jr.	
Director	
/s/ MARY ANN DONOVAN	Date: March 31, 2026
Mary Ann Donovan	
Director	
/s/ DAVID J. MCGRADY	Date: March 31, 2026
David J. McGrady	
Director	
/s/ DUTCH C. ROSS III	Date: March 31, 2026
Dutch C. Ross III	
Director	
/s/ JOHN M. DRIVER	Date: March 31, 2026
John M. Driver	
Director	

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Index to Consolidated Financial Statements

Years ended December 31, 2025 and 2024

[This page intentionally left blank]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of Broadway Financial Corporation
Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Broadway Financial Corporation (the ''Company'') as of December 31, 2025, the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the ''financial statements''). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (''PCAOB'') and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Qualitative Adjustments

As described in Notes 1 and 4 to the consolidated financial statements, the Company's accounting for the allowance for credit losses on loans requires the Company to recognize estimates for lifetime losses on loans at the time of origination or acquisition. The recognition of losses at origination or acquisition represents the Company's best estimate of the lifetime expected credit loss associated with a loan. Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. As of December 31, 2025, the balance of the allowance for credit losses (''ACL'') was $9.4 million.

The Company uses the weighted-average remaining maturity method when determining estimates for the ACL for each of its portfolio segments. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions. Since historical information may not always, by itself, provide a sufficient basis for determining future expected credit losses, the Company considers the need for qualitative adjustments. Qualitative adjustments may include, but are not limited to factors such as: (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs and recovery practices; (ii) changes in international, national, regional and local conditions; (iii) changes in the nature and volume of the portfolio and terms of loans; (iv) changes in the experience, depth and ability of lending management; (v) changes in the volume and severity of past due loans and other similar conditions; (vi) changes in the quality of the organization's loan review system; (vii) changes in the value of underlying collateral for collateral dependent loans; (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations; and (ix) the effect of other external factors on the level of estimated credit losses.

We identified the auditing of the qualitative adjustments used in the allowance for credit losses-loans as a critical audit matter due the significant judgment required by management to develop the qualitative adjustments, which required significant audit effort and a high degree of auditor judgment to evaluate the qualitative adjustments given the volume and nature of inputs.

To address the matter, we performed the following substantive audit procedures related to the qualitative adjustments including:

- Evaluated the methodology used for the qualitative adjustments;

- Tested the completeness and accuracy of data used in the calculation of qualitative adjustments;

- Evaluated the reasonableness of management's application of qualitative adjustments and resulting allocation to the ACL; and

- Evaluated the relevance and reliability of external data sources used in the assessment of qualitative adjustments.

/s/ Crowe LLP

We have served as the Company's auditor since 2025.

Washington, District of Columbia
March 31, 2026

Report of Independent Registered Public Accounting Firm

The Shareholders and the Board of Directors
Broadway Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Broadway Financial Corporation and subsidiary (the "Company") as of December 31, 2024, the related consolidated statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively, referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024, and the consolidated results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

Spokane, Washington
March 31, 2025, except for the previously disclosed restatement to the 2024 consolidated financial statements, as to which the date is December 23, 2025.

We served as the Company's auditor from 2014 to 2025.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Financial Condition

	December 31, 2025	December 31, 2024
	(In thousands, except share and per share)	
Assets:		
Cash and due from banks	$ 1,676	$ 2,255
Interest-bearing deposits in other banks	8,831	59,110
Cash and cash equivalents	10,507	61,365
Securities available-for-sale, at fair value (amortized cost of $265,371 and $219,658)	256,835	203,862
Loans receivable held for investment, net of allowance of $9,424 and $8,364	1,016,540	999,956
Accrued interest receivable	5,999	5,001
Federal Home Loan Bank (FHLB) stock	4,417	9,637
Federal Reserve Bank (FRB) stock	3,543	3,543
Office properties and equipment, net	8,732	8,899
Bank owned life insurance	23,663	3,321
Deferred tax assets, net	6,711	8,880
Core deposit intangible, net	1,460	1,775
Goodwill	—	25,858
Other assets	7,162	2,786
Total assets	**$1,345,569**	**$1,334,883**
Liabilities and equity		
Liabilities:		
Deposits	$ 917,603	$ 745,399
Securities sold under agreements to repurchase	80,773	66,610
Borrowings	72,000	226,888
Accrued expenses and other liabilities	12,236	10,794
Total liabilities	**1,082,612**	**1,049,691**
Stockholders' equity:		
Non-Cumulative Redeemable Perpetual Preferred stock, Series C; authorized 150,000 shares at December 31, 2025 and December 31, 2024; issued and outstanding 150,000 shares at December 31, 2025 and December 31, 2024; liquidation value $1,000 per share	150,000	150,000
Common stock, Class A, $0.01 par value, voting; authorized 75,000,000 shares at December 31, 2025 and December 31, 2024; issued 6,409,760 shares at December 31, 2025 and 6,349,455 shares at December 31, 2024; outstanding 6,082,532 shares at December 31, 2025 and 6,022,227 shares at December 31, 2024	64	63
Common stock, Class B, $0.01 par value, non-voting; authorized 15,000,000 shares at December 31, 2025 and December 31, 2024; issued and outstanding 1,425,404 shares at December 31, 2025 and issued and outstanding 1,425,574 shares at December 31, 2024	14	14
Common stock, Class C, $0.01 par value, non-voting; authorized 25,000,000 shares at December 31, 2025 and December 31, 2024; issued and outstanding 1,672,562 at December 31, 2025 and December 31, 2024	17	17
Additional paid-in capital	143,194	142,902
(Accumulated deficit) retained earnings	(15,238)	12,727
Unearned Employee Stock Ownership Plan (ESOP) shares	(3,869)	(4,201)
Accumulated other comprehensive loss, net of tax	(6,105)	(11,223)
Treasury stock-at cost, 327,228 shares at December 31, 2025 and at December 31, 2024	(5,326)	(5,326)
Total Broadway Financial Corporation and Subsidiary stockholders' equity	**262,751**	**284,973**
Non-controlling interest	**206**	**219**
Total liabilities and equity	**$1,345,569**	**$1,334,883**

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Operations and Comprehensive Income

	Years Ended December 31,	
	2025	2024
	(In thousands, except per share)	
Interest income:		
Interest and fees on loans receivable	$ 53,049	$50,544
Interest on available-for-sale securities	6,412	7,034
Other interest income	1,821	6,368
Total interest income	61,282	63,946
Interest expense:		
Interest on deposits	19,930	13,183
Interest on borrowings	8,205	18,994
Total interest expense	28,135	32,177
Net interest income	33,147	31,769
Provision for credit losses	2,186	660
Net interest income after provision for credit losses	30,961	31,109
Non-interest income:		
Service charges	184	155
Grants	275	280
Other	1,293	1,119
Total non-interest income	1,752	1,554
Non-interest expense:		
Compensation and benefits	18,838	17,562
Occupancy expense	2,037	1,858
Information services	3,011	2,763
Professional services	3,008	3,449
Supervisory costs	687	785
Corporate insurance	271	234
Amortization of core deposit intangible	315	336
Operational loss	100	—
Goodwill impairment	25,858	—
Other	3,058	2,907
Total non-interest expense	57,183	29,894
(Loss) Income before income taxes	(24,470)	2,769
Income tax expense	338	815
Net (loss) income	$(24,808)	$ 1,954
Less: Net (loss) income attributable to non-controlling interest	(13)	25
Net (loss) income attributable to Broadway Financial Corporation	$(24,795)	$ 1,929
Less: Preferred stock dividends	3,000	1,567
Net (loss) income attributable to common stockholders	$(27,795)	$ 362
Other comprehensive (loss) income, net of tax:		
Unrealized gains on securities available-for-sale arising during the period	$ 7,260	$ 3,232
Income tax effect	2,142	930
Other comprehensive income, net of tax	5,118	2,302
Comprehensive (loss) income	$(22,677)	$ 2,664
(Loss) Earnings per common share-basic	$ (3.23)	$ 0.04
(Loss) Earnings per common share-diluted	$ (3.23)	$ 0.04

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Changes in Equity
(In thousands, except share and per share)

	Preferred Stock Non-Voting	Common Stock Voting	Common Stock Non-Voting	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	(Accumulated Deficit) Retained Earnings	Unearned ESOP Shares	Treasury Stock	Non-Controlling Interest	Total Equity
Balance at December 31, 2023	$150,000	$62	$31	$142,601	$(13,525)	$ 12,365	$(4,492)	$(5,326)	$194	$281,910
Net income	—	—	—	—	—	1,929	—	—	25	1,954
Release of unearned ESOP shares	—	1	—	(104)	—	—	291	—	—	188
Stock-based compensation expense	—	—	—	309	—	—	—	—	—	309
Director stock compensation expense	—	—	—	96	—	—	—	—	—	96
Dividends declared and paid - Emergency Capital Investment Program ("ECIP")	—	—	—	—	—	(1,567)	—	—	—	(1,567)
Other comprehensive income, net of tax	—	—	—	—	2,302	—	—	—	—	2,302
Balance at December 31, 2024	150,000	63	31	142,902	(11,223)	12,727	(4,201)	(5,326)	219	285,192
Net loss	—	—	—	—	—	(24,795)	—	—	(13)	(24,808)
Release of unearned ESOP shares	—	—	—	(183)	—	—	332	—	—	149
Stock-based compensation expense	—	1	—	307	—	—	—	—	—	308
Director stock compensation expense	—	—	—	168	—	—	—	—	—	168
Dividends declared and paid - ECIP	—	—	—	—	—	(3,000)	—	—	—	(3,000)
City First Bank Fund Manager II Distribution	—	—	—	—	—	(170)	—	—	—	(170)
Other comprehensive income, net of tax	—	—	—	—	5,118	—	—	—	—	5,118
Balance at December 31, 2025	$150,000	$64	$31	$143,194	$ (6,105)	$(15,238)	$(3,869)	$(5,326)	$206	$262,957

See accompanying notes to consolidated financial statements.

BROADWAY FINANCIAL CORPORATION AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Years Ended December 31	
	2025	**2024**
	(In thousands)	
Cash flows from operating activities:		
Net (loss) income	$ (24,808)	$ 1,954
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for credit losses	2,186	660
Depreciation and amortization	410	424
Net change of deferred loan origination costs	531	641
Net accretion of premiums and discounts on available-for-sale securities	(387)	(807)
Accretion of purchase accounting marks on loans	(253)	(424)
Amortization of core deposit intangible	315	336
Director compensation expense-common stock	168	96
Accretion of premium on FHLB advances	—	(9)
Stock-based compensation expense	308	309
ESOP compensation expense	149	188
Earnings on bank owned life insurance	(342)	(46)
Goodwill impairment	25,858	—
Net change in assets and liabilities:		
Deferred tax assets	27	(194)
Accrued interest receivable	(998)	(63)
Other assets	(4,376)	1,412
Accrued expenses and other liabilities	1,442	(3,084)
Net cash provided by operating activities	230	1,393
Cash flows from investing activities:		
Net change in loans receivable held for investment	(19,048)	(89,204)
Principal payments and maturities of available-for-sale securities	105,142	117,127
Purchases of available-for-sale securities	(150,468)	—
Purchase of FHLB stock	(16,081)	(13,654)
Proceeds from redemption of FHLB stock	21,301	14,173
Purchases of bank owned life insurance	(20,000)	—
Purchase of office properties and equipment	(243)	(138)
Net cash (used in) provided by investing activities	(79,397)	28,304
Cash flows from financing activities:		
Net change in deposits	172,204	62,764
Net change in securities sold under agreements to repurchase	14,163	(6,865)
Repayments of Bank Term Funding Program borrowing	—	(100,000)
City First Bank Fund Manager II distribution	(170)	—
Repayment of notes payable	—	(14,000)
Dividends paid on ECIP preferred stock	(3,000)	(1,567)
Proceeds from other borrowings	—	2,508
Repayments of other borrowings	(31,356)	(2,589)
Proceeds from FHLB advances	955,750	339,000
Repayments of FHLB advances	(1,079,282)	(352,778)
Net cash provided by (used in) financing activities	28,309	(73,527)
Net change in cash and cash equivalents	(50,858)	(43,830)
Cash and cash equivalents at beginning of the period	61,365	105,195
Cash and cash equivalents at end of the period	$ 10,507	$ 61,365
Supplemental disclosures of cash flow information:		
Cash paid for interest	27,851	30,628
Cash paid for income taxes	325	416

See accompanying notes to consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

<u>Nature of Operations and Principles of Consolidation</u>

Broadway Financial Corporation (the "Company") was incorporated under Delaware law in 1995 for the purpose of acquiring and holding all of the outstanding capital stock of Broadway Federal Savings and Loan Association as part of the bank's conversion from a federally chartered mutual savings association to a federally chartered stock savings bank. In connection with the conversion, the bank's name was changed to Broadway Federal Bank, f.s.b. ("Broadway Federal"). In 1996, the conversion was completed, and Broadway Federal became a wholly-owned subsidiary of the Company.

In 2021, the Company completed its merger with CFBanc Corporation, with the Company continuing as the surviving entity. Immediately following the CFBanc Merger, Broadway Federal merged with and into City First Bank of D.C, National Association with City First Bank of D.C., National Association (the "Bank") continuing as the surviving entity (combined with Broadway Federal). Concurrently with the Merger, the Bank changed its name to City First Bank, National Association.

The Bank's business is that of a financial intermediary and consists primarily of attracting deposits from the general public and using such deposits, together with borrowings and other funds, to make mortgage loans secured by residential and commercial real estate located in the Bank's market areas. At December 31, 2025, the Bank operated three retail-banking offices: Los Angeles and in the nearby city of Inglewood in California, and another in Washington, D.C. The Bank is subject to significant competition from other financial institutions and is also subject to regulation by certain federal agencies and undergoes periodic examinations by those regulatory authorities.

The accompanying consolidated financial statements include Broadway Financial Corporation and its wholly owned subsidiary, City First Bank, National Association (together with the Company, "City First Broadway"). Also included in the consolidated financial statements are the following subsidiaries of City First Bank: 1432 U Street LLC, Broadway Service Corporation, City First Real Estate LLC, City First Real Estate II LLC, City First Real Estate III LLC, City First Real Estate IV LLC, and CF New Markets Advisors, LLC ("CFNMA"). In addition, CFNMA also consolidates CFC Fund Manager II, LLC; City First New Markets Fund II, LLC; and City First Capital IX, LLC into its financial results. All significant intercompany balances and transactions have been eliminated in consolidation.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation. Such reclassifications had no impact on total equity or net income for any period.

<u>Use of Estimates</u>

To prepare consolidated financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the consolidated financial statements and the disclosures provided, and actual results could differ from these estimates. The allowance and provision for credit losses, deferred tax asset valuation allowance, and fair values of investment securities and other financial instruments are particularly subject to change.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include cash on hand, cash items in the process of collection, amounts due from correspondent banks and the Federal Reserve Bank of San Francisco (the "Federal Reserve Bank"), and interest-bearing deposits in other banks with initial terms of ninety days or less. The Company may be required to maintain reserve and clearing balances with the Federal Reserve Bank under the Federal Reserve Act of 1913, as amended. Effective on March 26, 2020, as a part of Federal Reserve Bank's tools to promote maximum employment, Federal Reserve Bank Board reduced reserve requirement ratios to zero. The reserve and clearing requirement balance were no longer required at December 31, 2025. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits in other banks, notes payable, deferred income taxes and other assets and liabilities. $103 thousand of cash and cash equivalents was restricted as of December 31, 2025.

Investment Securities

Debt securities are classified as held-to-maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Debt securities are classified as available-for-sale when they might be sold before maturity. Securities available-for-sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income (loss), net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

The Company accounts for the allowance for credit losses ("ACL") on securities in accordance with Accounting Standards Codification Topic 326 ("ASC 326") – *Financial Instruments-Credit Losses*. The ACL on securities is recorded at the time of purchase or acquisition, representing the Company's best estimate of current expected credit losses ("CECL") as of the date of the consolidated statements of financial condition.

For available-for-sale investment securities, the Company performs a qualitative evaluation for those securities that are in an unrealized loss position to determine if the decline in fair value is credit related or non-credit related. In determining whether a security's decline in fair value is credit related, the Company considers a number of factors including, but not limited to: (i) the extent to which the fair value of the investment is less than its amortized cost; (ii) the financial condition and near-term prospects of the issuer; (iii) any downgrades in credit ratings; (iv) the payment structure of the security; (v) the ability of the issuer of the security to make scheduled principal and interest payments; and (vi) general market conditions which reflect prospects for the economy as a whole, including interest rates and sector credit spreads. For investment securities where the Company has reason to believe the credit loss exposure is remote, a zero credit loss assumption is applied. Such investment securities typically consist of those guaranteed by the U.S. government or other government enterprises, where there is an explicit or implicit guarantee by the U.S. government, that are highly rated by rating agencies, and historically have had no credit loss experience.

If it is determined that the unrealized loss, or a portion thereof, is credit related, the Company records the amount of credit loss through a charge to the provision for credit losses in current period earnings. However, the amount of credit loss recorded in current period earnings is limited to the amount of the total unrealized loss on the security, which is measured as the amount by which the security's fair value is below its amortized cost. If the Company intends to sell a security that is in an unrealized loss position, or if it is more likely than not the Company will be required to sell a security in an unrealized loss position, the total amount of the unrealized loss is recognized in current period earnings through the provision for credit losses. Unrealized losses deemed non-credit related are recorded, net of tax, in accumulated other comprehensive income (loss).

The Company analyzed available-for-sale investment securities that were in an unrealized loss position and determined the decline in fair value for those securities was not related to credit, but rather related to changes in interest rates and general market conditions. As such, no ACL was recorded for available-for-sale securities as of December 31, 2025 and 2024.

Loans Receivable Held for Investment

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of allowance for credit losses, deferred loan fees and costs and unamortized premiums and discounts. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct loan origination costs, premiums and discounts are deferred, and recognized in income using the level-yield method without anticipating prepayments.

Interest income on all loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on non-accrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Concentration of Credit Risk

Concentrations of credit risk arise when several customers are engaged in similar business activities, or activities in the same geographic region, or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic conditions. The Company's lending activities are predominantly in real estate loans that are secured by properties located in Southern California and in Washington, D.C. and surrounding areas, and many of the borrowers reside in those areas. Therefore, the Company's exposure to credit risk is significantly affected by changes in the economy and real estate market in the markets in which the Company operates.

Allowance for Credit Losses - Loans

The Company accounts for credit losses on loans in accordance with ASC 326, which requires the Company to record an estimate of expected lifetime credit losses for loans at the time of origination or acquisition. The ACL is maintained at a level deemed appropriate by management to provide for expected credit losses in the portfolio as of the date of the consolidated statements of financial condition. Estimating expected credit losses requires management to use relevant forward-looking information, including the use of reasonable and supportable forecasts. The measurement of the ACL is performed by collectively evaluating loans with similar risk characteristics. The Company measures the ACL for each of its loan segments using the weighted-average remaining maturity ("WARM") method. The weighted average remaining life, including the effect of estimated prepayments, is calculated for each loan pool on a quarterly basis. The Company then estimates a loss rate for each pool using both its own historical loss experience and the historical losses of a group of peer institutions during the period from 2004 through the most recent quarter.

The Company's ACL model also includes adjustments for qualitative factors, where appropriate. Since historical information (such as historical net losses) may not always, by itself, provide a sufficient basis for determining future expected credit losses, the Company periodically considers the need for qualitative adjustments to the ACL. Qualitative adjustments may include, but are not limited to factors such as: (i) changes in lending policies and procedures, including changes in underwriting standards and collections, charge offs, and recovery practices; (ii) changes in international, national, regional, and local conditions; (iii) changes in the nature and volume of the portfolio and terms of loans; (iv) changes in the experience, depth, and ability of lending management; (v) changes in the volume and severity of past due loans and other similar conditions; (vi) changes in the quality of the organization's loan review system; (vii) changes in the value of underlying collateral for collateral dependent loans; (viii) the existence and effect of any concentrations of credit and changes in the levels of such concentrations; and (ix) the effect of other external factors (i.e., competition, legal and regulatory requirements) on the level of estimated credit losses.

The Company has a credit portfolio review process designed to detect problem loans. Problem loans are typically those of a substandard or worse internal risk grade, and may consist of loans on nonaccrual status, loans that have recently been modified in response to a borrower's deteriorating financial condition, loans where the likelihood of foreclosure on underlying collateral has increased, collateral dependent loans, and other loans where concern or doubt over the ultimate collectability of all contractual amounts due has become elevated. Such loans may, in the opinion of management, be deemed to no longer possess risk characteristics similar to other loans in the loan portfolio, because the specific attributes and risks associated with the loan have likely become unique as the credit quality of the loan deteriorates. As such, these loans may require individual evaluation to determine an appropriate ACL for the loan. When a loan is individually evaluated, the Company typically measures the expected credit loss for the loan based on a discounted cash flow approach, unless the loan has been deemed collateral dependent. Collateral dependent loans are loans where the repayment of the loan is expected to come from the operation of and/or eventual liquidation of the underlying collateral. The ACL for collateral dependent loans is determined using estimates of the fair value of the underlying collateral, less estimated selling costs.

The estimation of the appropriate level of the ACL requires significant judgment by management. Although management uses the best information available to make these estimates, future adjustments to the ACL may be necessary due to economic, operating, regulatory, and other conditions that may extend beyond the Company's control. Changes in management's estimates of forecasted net losses could materially change the level of the ACL. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's ACL and credit review process. Such agencies may require the Company to recognize additions to the ACL based on judgments different from those of management.

The Company has segmented the loan portfolio according to loans that share similar attributes and risk characteristics. Each segment possesses varying degrees of risk based on, among other things, the type of loan, the type of collateral, and the sensitivity of the borrower or industry to changes in external factors such as economic conditions. The Company determines the ACL for loans based on this more detailed loan segmentation and classification. These segments, and the risks associated with each segment, are as follows:

Real Estate: Single-Family – Subject to adverse employment conditions in the local economy leading to increased default rate, decreased market values from oversupply in a geographic area and incremental rate increases on adjustable-rate mortgages which may impact the ability of borrowers to maintain payments.

Real Estate: Multi-Family – Subject to adverse various market conditions that cause a decrease in market value or lease rates, changes in personal funding sources for tenants, oversupply of units in a specific region, population shifts and reputational risks.

Real Estate: Commercial Real Estate – Subject to adverse conditions in the local economy which may lead to reduced cash flows due to vacancies and reduced rental rates and decreases in the value of underlying collateral.

Real Estate: Church – Subject to adverse economic and employment conditions, which may lead to reduced cash flows from members' donations and offerings, and the stability, quality, and popularity of church leadership.

Real Estate: Construction – Subject to adverse conditions in the local economy, which may lead to reduced demand for new commercial, multi-family, or single-family buildings or reduced lease or sale opportunities once the building is complete.

Commercial – Subject to industry and economic conditions including decreases in product demand.

Consumer – Subject to adverse employment conditions in the local economy, which may lead to higher default rates.

SBA – Subject to Federal legislation that can affect the funding and availability of the program.

Modified Loans to Borrowers Experiencing Financial Difficulty

In certain instances, the Company makes modifications to loans in order to alleviate temporary difficulties in the borrower's financial condition and/or constraints on the borrower's ability to repay the loan, and to minimize potential losses to the Company. Modifications include: changes in the amortization terms of the loan, reductions in interest rates, acceptance of interest only payments, and reductions to the outstanding loan balance (or any combination of such changes). Such loans are typically placed on nonaccrual status when there is doubt concerning the full repayment of principal and interest or the loan has been in default for a period of 90 days or more. Such loans may be returned to accrual status when all contractual amounts past due have been brought current, and the borrower's performance under the modified terms of the loan agreement and the ultimate collectability of all contractual amounts due under the modified terms is no longer in doubt. The Company typically measures the ACL on these loans on an individual basis as the loans are deemed to no longer have risk characteristics that are similar to other loans in the portfolio. The determination of the ACL for these loans is based on the remaining life approach, unless the loan is deemed collateral dependent, which requires measurement of the ACL based on the estimated expected fair value of the underlying collateral, less selling costs.

Derivatives

At the inception of a derivative contract, the Company designates the derivative as one of three types based on the Company's intentions and belief as to likely effectiveness as a hedge. These three types are (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment, (2) a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability, or (3) an instrument with no hedging designation ("non-designated derivative"). The Company has designated its derivatives as non-designated derivatives. Changes in the fair value of derivatives not designated are currently reported in earnings, as non-interest income.

The Company is exposed to losses if a counterparty fails to make its payments under a contract in which the Company is in the net receiving position. The Company anticipates that the counterparties will be able to fully satisfy their obligations under the agreements. All of the contracts to which the Company is a party settle monthly. In addition, the Company obtains collateral above certain thresholds of the fair value of its derivatives for each dealer counterparty based upon their credit standing and the Company has netting agreements with the dealers with which it does business.

Goodwill and Other Intangible Assets

Goodwill is recorded upon completion of a business combination as the difference between the purchase price and the fair value of net identifiable assets acquired. Subsequent to initial recognition, the Company tests goodwill for impairment annually as of September 30th, or more often if events or circumstances, such as adverse changes in the business climate indicate there may be impairment. A goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying value. An impairment charge is recorded for the amount by which the carrying amount exceeds the reporting unit's fair value. For goodwill considerations the Company is a single reporting unit. A weighted average of both the market and income approaches is used in valuing the reporting unit's fair value. Weightings are assigned to the approaches regarding fair value and the sensitivity of other weighting scenarios is considered. The market approach incorporates comparable public company information, valuation multiples and consideration of a market control premium along with data related to comparable observed purchase transactions in the financial services industry. The income approach consists of discounting projected future cash flows, which are derived from internal forecasts and economic expectations for the reporting unit. The significant inputs and assumptions for the income approach include projected earnings of the Company in future years for which there is inherent uncertainty and the discount rate. The sensitivity of a range of reasonable discount rates based on the current economic environment is considered.

The Company engaged a third-party valuation specialist to perform its annual goodwill impairment test as of September 30, 2025. Based on the quantitative assessment, the fair value of the reporting unit was less than its carrying amount, resulting in a full impairment of goodwill. On October 15, 2025, management, with oversight from the Audit Committee of the Board of Directors, concluded that the Company's goodwill was fully impaired. Accordingly, the Company recorded a non-cash goodwill impairment charge of $25.9 million for the quarter ended September 30, 2025.

Core deposit intangible assets arising from mergers and acquisitions are amortized on an accelerated basis reflecting the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. The estimated life of the core deposit intangible is approximately 10 years.

Office Properties and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 10 to 40 years. Furniture, fixtures, and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. Leasehold improvements are amortized over the lease term or the estimated useful life of the asset, whichever is shorter.

Federal Home Loan Bank (FHLB) and Federal Reserve Bank (FRB) stock

The Bank is a member of the FHLB and FRB systems. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB and FRB stock are carried at cost, classified as restricted securities, and periodically evaluated for impairment based on ultimate recovery of their par value. Both cash and stock dividends are reported as income when declared.

Bank-Owned Life Insurance

The Bank has purchased life insurance policies on key executives and officers. Bank owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Investment in Affordable Housing Limited Partnership

The Bank owns a less than 5% interest in an affordable housing limited partnership. The investment is recorded using the cost method and is being amortized over the life of the related tax credits. The tax credits are being recognized in income tax expense in the consolidated financial statements to the extent they are utilized on the Company's income tax returns. The investment is reviewed for impairment on an annual basis or on an interim basis if an event occurs that would trigger potential impairment.

Loan Commitments and Related Financial Instruments

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Variable Interest Entities ("VIE")

An entity is considered to be a VIE when it does not have sufficient equity investment at risk, the equity investors as a group lack the characteristics of a controlling financial interest, or the entity is structured with disproportionate voting rights and substantially all of the entity's activities are conducted on behalf of an investor with disproportionately few voting rights. The Company is required to consolidate a VIE when it holds a variable interest in the VIE and is also the primary beneficiary of the VIE.

Noncontrolling Interests

For consolidated subsidiaries that are less than wholly-owned, the third-party holdings of equity interests are referred to as noncontrolling interests. The portion of net income attributable to noncontrolling interests for such subsidiaries is presented as net income applicable to noncontrolling interests on the consolidated statements of operations and comprehensive income, and the portion of the equity of such subsidiaries is presented as noncontrolling interests on the consolidated statements of financial condition and consolidated statements of changes in equity.

Revenue Recognition

ASC 606, *Revenue from Contracts with Customers* ("ASC 606") establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. The core principle of this standard requires the Company to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. Most of our revenue-generating transactions are not subject to ASC 606, including revenue generated from financial instruments, such as our loans and investment securities, as these activities are subject to other GAAP discussed elsewhere within our disclosures. The Company's revenue stream that is within the scope of Topic 606 is primarily service charges on deposit accounts, which consist of monthly service fees, check orders, and other deposit account related fees. The Company's performance obligation for monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided. Check orders and other deposit account related fees are largely transaction based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Stock-Based Compensation

Compensation cost is recognized for stock options and restricted stock awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards.

Compensation cost is recognized over the required service period, generally defined as the vesting period. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company's accounting policy is to recognize forfeitures as they occur.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded.

The Company recognizes interest related to income tax matters in interest expense and penalties related to tax matters in income tax expense.

Retirement Plans

Employee 401(k) expense is the amount of matching contributions made by the Company.

Employee Stock Ownership Plan (ESOP)

The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Common Share

Basic earnings per share of common stock is computed pursuant to the two-class method by dividing net income available to common stockholders less dividends paid on participating securities (unvested shares of restricted common stock) and any undistributed earnings attributable to participating securities by the weighted average common shares outstanding during the period. The weighted average common shares outstanding includes the weighted average number of shares of common stock outstanding less the weighted average number of unvested shares of restricted common stock. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share of common stock includes the dilutive effect of unvested stock awards. It also includes the dilutive effect of additional potential common shares issuable under stock options using the treasury method.

Comprehensive Income

Comprehensive income consists of the net income from operations and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale, net of tax, which are also recognized as separate components of equity.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe that any such matters existed as of the balance sheet date that will have a material effect on the consolidated financial statements.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use ("ROU") assets and operating lease liabilities are included in the Company's consolidated financial statements. ROU assets represent the Company's right-of-use of an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments pursuant to the Company's leases. The ROU assets and liabilities are recognized at commencement of the lease based on the present value of lease payments over the lease term. To determine the present value of lease payments, the Company uses its incremental borrowing rate. The lease term may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair values are estimated using relevant market information and other assumptions, as more fully disclosed in Note 9 "Fair Value." Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

Operating Segments

The Company operates one reportable segment — banking. The Company's chief executive officer is its chief operating decision maker ("CODM"). The CODM assesses operating performance and manages the allocation of resources primarily based on the Company's consolidated operating results and financial condition. The factors considered in making this determination include all of the banking products and services offered by the Company are available in each branch of the Company, management does not allocate resources based on the performance of different lending or transaction activities, and how information is reviewed by the chief executive officer and other key decision makers. The CODM uses consolidated net income to benchmark the Company against its competitors and to monitor budget to actual results. As a result, the Company determined that all services offered relate to banking. Loans, investments, and deposits provide the revenues in the banking operation. Interest expense, provisions for credit losses and payroll provide the significant expenses in the banking operation. See the Company's operating segment information in the consolidated statements of financial condition and the consolidated statements of operations and comprehensive income.

Transfers and Servicing

To be eligible for sale accounting treatment, an entire financial asset, such as a loan, cannot be divided into components prior to the sale unless all of the components meet the definition of a participating interest. A participating interest has all of the following characteristics: (a) it represents a proportionate ownership interest in the entire financial asset; (b) from the date of transfer, all cash flows received from the entire asset are divided proportionately among the participating interest holders in an amount equal to their ownership percentage; (c) the priority of cash flows must be pari passu and no participating interest holder has any recourse to the other holders; and (d) no party can pledge or exchange the entire financial asset unless all participating interest holders agree.

Transfers of financial assets (or participating interests in financial assets) are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. The Company evaluates its loan sales and other financial asset transfers for sales treatment.

To the extent the transfer of assets (or participating interests in those assets) qualifies as a sale for accounting purposes, the Company derecognizes the asset and records the gain or loss on the sale date. In the event the Company determines that the transfer of assets does not qualify as a sale (or the portion of the asset sold does not qualify as a participating interest), the transfer is treated as a secured borrowing for accounting purposes until such date that the qualifications for sale accounting treatment are met.

Accounting Pronouncements Recently Issued

In November of 2025, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2025-08 – *Financial Instruments – Credit Losses (Topic 326): Purchased Loans.* The amendments in this ASC expand the population of acquired financial assets subject to the "gross-up" approach in Accounting Standards Codification ("ASC") Topic 326. In accordance with this ASC, loans (excluding credit card loans) acquired without evidence of credit deterioration since their origination that are deemed to be "seasoned" (as defined in the Codification) are determined to be "purchased seasoned loans" and are to be accounted for using the gross-up approach at acquisition. Prior to this ASU, for loans that were not determined to be purchased credit deteriorated loans, GAAP required that an allowance for credit losses be established for purchased loans through a provision for credit losses at the acquisition date. The gross-up approach allows an entity to record the acquisition-date allowance for credit losses for purchased seasoned loans through an offsetting addition to the amortized cost basis of the loan (rather than through the provision for credit losses). The ASU does not impact the accounting for loans that were acquired in periods prior to adoption of the ASU. The amendments in ASU 2025-08 will become effective for the Company in the first quarter of 2027; early adoption is permitted. The amendments in the ASU will not affect the Company's accounting for loans in its portfolio on the date of adoption; however, loans acquired after the adoption date will be accounted for in accordance with the provisions of this ASU.

In December of 2025, the FASB issued ASU 2025-10 – *Governments Grants (Topic 832): Accounting for Government Grants Received by Business Entities.* Prior to the issuance of this ASU, GAAP did not provide authoritative guidance about the recognition, measurement, and presentation of a grant received by a business entity from a government. The amendments in this ASU establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The newly issued guidance requires that a government grant received by a business entity should not be recognized until: (1) it is probable that a business entity will comply with the conditions attached to the grant and that the grant will be received; and (2) a business entity meets the recognition guidance for a grant related to an asset or a grant related to income. The ASU also prescribes requirements for the subsequent income recognition, presentation matters, and financial statement disclosures related to government grants. The guidance in this ASU will be effective for the Company beginning on January 1, 2029. Early adoption is permitted. The requirements in this ASU are similar to the guidance that the Company has been applying for accounting for government grants by analogy to guidance issued by other accounting standard setters and authoritative bodies. The Company does not expect that the adoption of this guidance will materially impact its financial condition or results of operations.

In December of 2025, the FASB issued ASU 2025-11 – *Interim Reporting (Topic 270): Narrow-Scope Improvements.* The amendments in this guidance clarify interim disclosure requirements and the applicability of ASC 270 by providing a comprehensive list of interim period disclosures that are required by GAAP. The updates in ASU 2025-11 also include a disclosure principal that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity. The amendments in ASU 2025-11 will become effective for the Company for interim reporting periods beginning in the first quarter of 2028. Early adoption is permitted. The amendments in this ASU are not expected to have a material effect on the Company's financial position or results of operations; however, the required disclosures will be added to the Company's interim financial statements issued after the effective date.

Note 2 – Capital

Series C, Senior Non-Cumulative Perpetual Preferred Stock

On June 7, 2022, the Company issued 150,000 shares of Series C Preferred Stock with a liquidation preference of $1,000 per share for the capital investment of $150 million from the U.S. Treasury under the Emergency Capital Investment Program ("ECIP").

The Series C Preferred Stock accrued no dividend for the first 24 months following the investment date. Thereafter, the dividend rate will be adjusted based on the qualified lending growth criteria listed in the terms of the ECIP investment with the annual dividend rate up to 2%. After the tenth anniversary of the investment date, the dividend rate will be fixed based on the average annual amount of lending in years 2 through 10. Dividends are payable quarterly in arrears on March 15, June 15, September 15, and December 15.

Established by the Consolidated Appropriations Act, 2021, the ECIP was created to encourage low- and moderate-income community financial institutions and minority depository institutions to provide loans, grants, and forbearance for small businesses, minority-owned businesses, and consumers, especially low-income and underserved communities, including persistent poverty counties, that may be disproportionately impacted by the economic effect of the COVID-19 pandemic by providing direct and indirect capital investments in low- and moderate-income community financial institutions.

The Series C Preferred Stock may be redeemed at the option of the Company on or after the fifth anniversary of issuance (or earlier in the event of loss of regulatory capital treatment), subject to the approval of the appropriate federal banking regulator and in accordance with the federal banking agencies' regulatory capital regulations.

On January 14, 2025, the Company entered into a Securities Purchase Option Agreement (the "Option Agreement") with the U.S. Treasury, which grants the Company the conditional option to repurchase the Series C Preferred Stock during the first 15 years following the Company's issuance of the Preferred Stock. The purchase price for the Series C Preferred Stock under the Option Agreement is based on a formula approximate to the fair value of the Series C Preferred Stock as of the date the Option Agreement is executed, calculated as set forth in the Option Agreement, together with any accrued and unpaid dividends thereon and could represent a discount from the Preferred Stock's liquidation amount.

The purchase option may not be exercised during the first 10 years following the Company's sale of the Series C Preferred Stock ("ECIP Period") unless and until the Company meets at least one of the following three conditions (the "Threshold Conditions"): (1) an average of at least 60% of the Company's loan originations qualify as "Deep Impact Lending" over any 16 consecutive quarters, (2) an average of at least 85% of the Company's "total originations qualify as "Qualified Lending" over any 24 quarters or (3) the Series C Preferred Stock has a dividend rate of no more than 0.5% at each of six consecutive "Reset Dates," in each case as defined in the Option Agreement and the terms of the

Series C Preferred Stock. In addition to satisfying a Threshold Condition, the Option Agreement requires that the Company meet certain other eligibility conditions in order to exercise the purchase option in the future, including compliance with the terms of the original ECIP purchase agreement and the terms of the Series C Preferred Stock, maintaining qualification as either a certified community development financial institution or a minority depository institution and satisfying other legal and regulatory criteria. The Company may designate a mission aligned nonprofit affiliate as the purchaser of the Series C Preferred Stock under the terms of the Option Agreement.

The earliest possible date by which a Threshold Condition may be met is June 30, 2028, which is the end of the sixteenth consecutive quarter following the Original Closing Date. However, the Company does not currently meet any of the Threshold Conditions to exercise the purchase option, and there can be no assurance if and when the Threshold Conditions will be met.

In addition to the requirement that a Threshold Condition be met, the Repurchase Agreement requires that the Company meet certain other eligibility conditions in order to exercise the purchase option in the future, including compliance with the terms of the original ECIP purchase agreement and the terms of the Preferred Stock, maintaining qualification as either a CDFI or an MDI, and meeting other legal and regulatory criteria. Although the Company currently meets the general eligibility criteria, other than satisfying one of the Threshold Conditions, there can be no assurance that the Company will meet such criteria in the future.

The Company was required to begin paying quarterly dividends on the Series C Preferred Stock in the three month period ended June 30, 2024. Dividends on the Series C Preferred Stock totaled $3.0 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively, with a dividend rate of 2.0%.

Note 3 – Securities

The following table summarizes the amortized cost and fair value of the available-for-sale investment securities portfolios at December 31, 2025 and December 31, 2024 and the corresponding amounts of unrealized gains (losses) which are recognized in accumulated other comprehensive income (loss):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
December 31, 2025:				
Federal agency mortgage-backed securities	$120,372	$1,109	$ (7,051)	$114,430
Federal agency Collateralized Mortgage Obligations (CMOs)	69,742	367	(652)	69,457
Federal agency debt	29,259	—	(846)	28,413
Municipal bonds	4,766	—	(244)	4,522
U. S. Treasuries	4,993	—	(6)	4,987
SBA pools	9,387	3	(1,115)	8,275
Asset-backed securities	9,352	3	(86)	9,269
Corporate bonds	17,500	57	(75)	17,482
Total available-for-sale securities	$265,371	$1,539	$(10,075)	$256,835
December 31, 2024:				
Federal agency mortgage-backed securities	$ 62,853	$ 8	$ (9,832)	$ 53,029
Federal agency CMOs	21,299	6	(1,247)	20,058
Federal agency debt	42,100	2	(2,068)	40,034
Municipal bonds	4,800	—	(412)	4,388
U. S. Treasuries	77,857	—	(667)	77,190
SBA pools	10,749	2	(1,588)	9,163
Total available-for-sale securities	$219,658	$ 18	$(15,814)	$203,862

There were no sales of securities during the years ended December 31, 2025 or 2024.

The amortized cost and estimated fair value of all investment securities available-for-sale at December 31, 2025, by contractual maturities, are shown below. Contractual maturities may differ from expected maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)			
Due in one year or less	$ 11,863	$ —	$ (47)	$ 11,816
Due after one year through five years	28,280	4	(1,049)	27,235
Due after five years through ten years	32,230	52	(741)	31,541
Due after ten years	192,998	1,483	(8,238)	186,243
	$265,371	$1,539	$(10,075)	$256,835

The table below indicates the length of time individual securities have been in a continuous unrealized loss position:

	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)					
December 31, 2025:						
Federal agency mortgage-backed securities	$ 7,197	$ (26)	$ 47,717	$ (7,025)	$ 54,914	$ (7,051)
Federal agency CMOs	1,488	(2)	14,804	(650)	16,292	(652)
Federal agency debt	2,512	(3)	25,901	(843)	28,413	(846)
Municipal bonds	—	—	4,522	(244)	4,522	(244)
U. S. Treasuries	—	—	4,987	(6)	4,987	(6)
SBA pools	185	(1)	7,621	(1,114)	7,806	(1,115)
Asset-backed securities	7,208	(86)	—	—	7,208	(86)
Corporate bonds	7,425	(75)	—	—	7,425	(75)
Total	$26,015	$(193)	$105,552	$ (9,882)	$131,567	$(10,075)
December 31, 2024:						
Federal agency mortgage-backed securities	$ —	$ —	$ 52,568	$ (9,832)	$ 52,568	$ (9,832)
Federal agency CMOs	—	—	19,303	(1,247)	19,303	(1,247)
Federal agency debt	—	—	37,508	(2,068)	37,508	(2,068)
Municipal bonds	—	—	4,388	(412)	4,388	(412)
U. S. Treasuries	—	—	77,190	(667)	77,190	(667)
SBA pools	629	(1)	8,179	(1,587)	8,808	(1,588)
Total	$ 629	$ (1)	$199,136	$(15,813)	$199,765	$(15,814)

Securities with a market value of $83.7 million were pledged as collateral for securities sold under agreements to repurchase as of December 31, 2025 and included $67.9 million of federal agency mortgage-backed securities, $9.3 million of federal agency debt, $5.0 million of U.S. Treasuries, and $1.5 million of SBA pools. Securities with a market value of $7.7 million were pledged as collateral for D.C. Housing, securities with a market value of $4.2 million were pledged as collateral for D.C. Government, and securities with a market value of $157 thousand were pledged as collateral for FRB discount window.

Securities with a market value of $83.3 million were pledged as collateral for securities sold under agreements to repurchase as of December 31, 2024 and included $46.5 million of U.S. Treasuries, $27.1 million of federal agency debt, $5.5 million of federal agency mortgage-backed securities, and $4.2 million of SBA pools.

At December 31, 2025 and 2024, there were no securities pledged to secure public deposits since those public deposits are under $250 thousand which are fully insured by FDIC. At December 31, 2025 and 2024, there were no holdings of securities by any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of equity. Accrued interest receivable on securities was $745 thousand and $796 thousand at December 31, 2025 and 2024, respectively, and is included in the consolidated statements of financial condition in accrued interest receivable.

At December 31, 2025 and 2024, there were no securities in nonaccrual status. All securities in the portfolio were current with their contractual principal and interest payments. At December 31, 2025 and 2024, there were no securities purchased with deterioration in credit quality since their origination, and there were no collateral dependent securities.

Note 4 – Loans Receivable Held for Investment

Loans receivable held for investment were as follows as of the periods indicated:

	December 31, 2025	December 31, 2024
	(In thousands)	
Real estate:		
Single-family	$ 20,607	$ 24,036
Multi-family	593,187	639,156
Commercial real estate	162,618	163,348
Church	9,015	9,470
Construction	72,979	91,600
Commercial – other	140,019	77,787
SBA loans	17,067	1,142
Consumer	38	13
Gross loans receivable before deferred loan costs and premiums	1,015,530	1,006,552
Unamortized net deferred loan costs and premiums	10,529	2,116
	1,026,059	1,008,668
Credit and interest marks on purchased loans, net	(95)	(348)
Allowance for credit losses	(9,424)	(8,364)
Loans receivable, net	$1,016,540	$ 999,956

The following tables summarize the activity in the allowance for credit losses on loans for the periods indicated:

	For the Year Ended December 31, 2025				
	Beginning Balance	Charge-offs	Recoveries	Provision (Recapture)	Ending Balance
			(In thousands)		
Real estate:					
Single-family	$ 200	$ —	$—	$ (68)	$ 132
Multi-family	4,617	(1,143)	—	1,308	4,782
Commercial real estate	1,188	—	—	5	1,193
Church	54	—	—	(18)	36
Construction	1,564	—	—	475	2,039
Commercial - other	730	—	—	170	900
SBA loans	11	(36)	—	367	342
Consumer	—	—	—	—	—
Total	$8,364	$(1,179)	$—	$2,239	$9,424

	For the Year Ended December 31, 2024					
	Beginning Balance	Impact of CECL Adoption	Charge-offs	Recoveries	Provision (Recapture)	Ending Balance
			(In thousands)			
Real estate:						
Single-family	$ 264	$—	$—	$—	$ (64)	$ 200
Multi-family	4,464	—	—	—	153	4,617
Commercial real estate	1,164	—	—	—	24	1,188
Church	72	—	—	—	(18)	54
Construction	1,009	—	—	—	555	1,564
Commercial - other	592	—	—	—	138	730
SBA loans	48	—	—	—	(37)	11
Consumer	—	—	—	—	—	—
Total	$7,613	$—	$—	$—	$751	$8,364

The Company also recorded a recovery of provision for off-balance sheet loan commitments of $53 thousand and $91 thousand for the years ended December 31, 2025 and 2024, respectively.

The ACL increased to $9.4 million as of December 31, 2025, compared to $8.4 million as of December 31, 2024, primarily due to an increase in specific reserves on collateral dependent loans.

The Company evaluates loans collectively for purposes of determining the ACL. Collective evaluation is based on aggregating loans deemed to possess similar risk characteristics. In certain instances, the Company may identify loans that it believes no longer possess risk characteristics similar to other loans in the loan portfolio. These loans are typically identified from those that have exhibited deterioration in credit quality, since the specific attributes and risks associated with such loans tend to become unique as the credit deteriorates. Such loans are typically nonperforming, downgraded to substandard or worse, and/or are deemed collateral dependent, where the ultimate repayment of the loan is expected to come from the operation of or eventual sale of the collateral. Loans that are deemed by management to no longer possess risk characteristics similar to other loans in the portfolio, or that have been identified as collateral dependent, are evaluated individually for purposes of determining an appropriate lifetime ACL. The Company uses the remaining life approach, using the loan's effective interest rate, for determining the ACL on individually evaluated loans, unless the loan is deemed collateral dependent, which requires evaluation based on the estimated fair value of the underlying collateral, less estimated selling costs. The Company may increase or decrease the ACL for collateral dependent loans based on changes in the estimated fair value of the collateral.

The following tables present collateral dependent loans by collateral type as of the date indicated:

| | December 31, 2025 | | | | |
	Single-Family	Multi-Family Residential	Church	Business Assets	Total
	(In thousands)				
Real estate:					
Single-family	424	—	—	—	424
Multi-family	—	2,094	—	—	2,094
Construction	—	8,168	—	—	8,168
Commercial - other	—	—	—	261	261
Total	$424	$10,262	$—	$261	$10,947

| | December 31, 2024 | | | | |
	Single-Family	Multi-Family Residential	Church	Business Assets	Total
	(In thousands)				
Real estate:					
Commercial - other	264	—	—	—	264
Total	$264	$—	$—	$—	$264

At December 31, 2025, $10.9 million of individually evaluated loans were evaluated based on the estimated fair value of the underlying collateral. These loans had an associated ACL of $1.1 million as of December 31, 2025. All of these collateral dependent loans were on nonaccrual status at December 31, 2025.

At December 31, 2024, one $264 thousand individually evaluated loan was evaluated based on the estimated fair value of the underlying collateral. This loan had no associated ACL as of December 31, 2024 and was on nonaccrual status.

Past Due Loans

The following tables present the aging of the recorded investment in past due loans by loan type as of the dates indicated:

	December 31, 2025					
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
	(In thousands)					
Loans receivable held for investment:						
Real estate:						
Single-family	$ 133	$ —	$ 424	$ 557	$ 20,070	$ 20,627
Multi-family	6,162	—	2,094	8,256	587,535	595,791
Commercial real estate	—	—	—	—	162,445	162,445
Church	—	—	—	—	9,024	9,024
Construction	5,533	—	—	5,533	67,139	72,672
Commercial - other	—	367	261	628	146,366	146,994
SBA loans	—	—	222	222	18,246	18,468
Consumer	—	—	—	—	38	38
Total	$11,828	$367	$3,001	$15,196	$1,010,863	$1,026,059

	December 31, 2024					
	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 Days Past Due	Total Past Due	Current	Total
	(In thousands)					
Loans receivable held for investment:						
Real estate:						
Single-family	$—	$ 6	$—	$ 6	$ 24,042	$ 24,048
Multi-family	—	—	—	—	642,109	642,109
Commercial real estate	—	—	—	—	163,269	163,269
Church	—	—	—	—	9,475	9,475
Construction	—	—	—	—	91,140	91,140
Commercial - other	—	—	—	—	77,472	77,472
SBA loans	—	264	—	264	878	1,142
Consumer	—	—	—	—	13	13
Total	$—	$270	$—	$270	$1,008,398	$1,008,668

The following tables present the recorded investment in non-accrual loans by loan type as of the period indicated:

	Nonaccrual with no Allowance for Credit Losses	Nonaccrual with an Allowance for Credit Losses	Total Nonaccrual Loans
	(In thousands)		
December 31, 2025			
Loans receivable held for investment:			
Real Estate:			
Single-family	$ 424	$ —	$ 424
Multi-family	2,094	—	2,094
Construction	—	8,168	8,168
Commercial - other	261	—	261
SBA loans	—	222	222
Total non-accrual loans	$2,779	$8,390	$11,169

	Nonaccrual with no Allowance for Credit Losses	Nonaccrual with an Allowance for Credit Losses	Total Nonaccrual Loans
	(In thousands)		
December 31, 2024			
Loans receivable held for investment:			
SBA loans	$264	$—	$264
Total non-accrual loans	$264	$—	$264

The Company recognized $82 thousand of interest income on nonaccrual loans during the year ended December 31, 2025. There were no loans 90 days or more delinquent that were accruing interest as of December 31, 2025 or December 31, 2024.

Modified Loans to Troubled Borrowers

GAAP requires that certain types of modifications of loans in response to a borrower's financial difficulty be reported, which consist of the following: (i) principal forgiveness, (ii) interest rate reduction, (iii) other-than-insignificant payment delay, (iv) term extension, or (v) any combination of the foregoing. The ACL for loans that were modified in response to a borrower's financial difficulty is measured on a collective basis, as with other loans in the loan portfolio, unless management determines that such loans no longer possess risk characteristics similar to others in the loan portfolio. In those instances, the ACL for such loans is determined through individual evaluation.

The following table presents the amortized costs basis as of December 31, 2025 and 2024 and the financial effect of loans modified to borrowers experiencing financial difficulty during the years ended December 31, 2025 and 2024.

	December 31, 2025		
	Term Extension	Percentage of Total Loan Type	Weighted Average Term Extension
	(In Thousands)		
Real estate:			
Commercial real estate	$ 772	0.47%	8 months
Construction	1,999	2.73%	8 months
Commercial - other	367	0.26%	9 months
Total..	$3,138		

	December 31, 2024		
	Term Extension	Percentage of Total Loan Type	Weighted Average Term Extension
	(In Thousands)		
Real estate:			
Commercial real estate	$ 792	0.51%	12 months
Construction	4,559	5.66%	17 months
Commercial - other	572	1.28%	14 months
Total	$5,923		

Credit Quality Indicators

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. For single-family residential, consumer and other smaller balance homogenous loans, a credit grade is established at inception, and generally only adjusted based on performance. Information about payment status is disclosed elsewhere herein. The Company analyzes all other loans individually by classifying the loans as to credit risk. This analysis is performed at least on an annual basis. The Company uses the following definitions for risk ratings:

- *Watch.* Loans classified as watch exhibit weaknesses that could threaten the current net worth and paying capacity of the obligors. Watch graded loans are generally performing and are not more than 59 days past due. A watch rating is used when a material deficiency exists, but correction is anticipated within an acceptable time frame.

- *Special Mention.* Loans classified as special mention have a potential weakness that deserves management's close attention that appears short-term in nature. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

- *Substandard.* Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardizes the liquidation of the debt. They are characterized by the distinct possibility that the institution may sustain some loss if the deficiencies are not corrected.

- *Doubtful.* Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, based on currently existing facts, conditions, and values, highly questionable and improbable.

- *Loss.* Loans classified as loss are considered uncollectible and of such little value that to continue to carry the loan as an active asset is no longer warranted.

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans. Pass rated loans are generally well protected by the current net worth and paying capacity of the obligor and/or by the value of the underlying collateral. Pass rated loans are not more than 59 days past due and are generally performing in accordance with the loan terms.

The following table stratifies the loans held for investment portfolio by the Company's internal risk grading, and by year of origination as of the date indicated:

Term Loans Amortized Cost Basis by Origination Year - As of December 31, 2025

	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
				(In thousands)				
Single-family:								
Pass	$ —	$ —	$ 533	$ 2,785	$ 2,464	$ 12,806	$—	$ 18,588
Watch	—	—	—	—	—	867	—	867
Substandard	—	—	—	1,172	—	—	—	1,172
Total	$ —	$ —	$ 533	$ 3,957	$ 2,464	$ 13,673	$—	$ 20,627
Multi-family:								
Pass	$2,519	$63,728	$64,468	$164,533	$122,938	$ 82,514	$—	$500,700
Watch	—	13,169	16,343	14,299	9,979	23,162	—	76,952
Special Mention	—	—	—	—	1,774	1,235	—	3,009
Substandard	—	—	1,343	6,572	4,332	804	—	13,051
Doubtful	—	—	—	2,079	—	—	—	2,079
Total	$2,519	$76,897	$82,154	$187,483	$139,023	$107,715	$—	$595,791
YTD gross charge-offs	$ —	$ —	$ —	$ (1,143)	$ —	$ —	$—	$ (1,143)

Term Loans Amortized Cost Basis by Origination Year - As of December 31, 2025

	2025	2024	2023	2022	2021	Prior	Revolving Loans	Total
				(In thousands)				
Commercial real estate:								
Pass	$20,019	$ 48,758	$ 13,741	$ 21,476	$ 24,284	$ 20,415	$—	$ 148,693
Watch	—	—	2,363	—	—	—	—	2,363
Special Mention	—	—	854	—	—	3,475	—	4,329
Substandard	—	—	—	—	6,288	772	—	7,060
Total	$20,019	$ 48,758	$ 16,958	$ 21,476	$ 30,572	$ 24,662	$—	$ 162,445
Church:								
Pass	$ —	$ —	$ 2,330	$ —	$ 2,091	$ 3,652	$—	$ 8,073
Watch	—	—	357	—	—	594	—	951
Substandard	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ 2,687	$ —	$ 2,091	$ 4,246	$—	$ 9,024
Construction:								
Watch	$ 6,700	$ 9,232	$ —	$ —	$ —	$ —	$—	$ 15,932
Special Mention	—	—	12,983	5,533	—	—	—	18,516
Substandard	—	—	12,634	21,073	2,519	1,998	—	38,224
Total	$ 6,700	$ 9,232	$ 25,617	$ 26,606	$ 2,519	$ 1,998	$—	$ 72,672
Commercial – other:								
Pass	$43,037	$ 21,347	$ 18,837	$ 8,834	$ —	$ 7,341	$—	$ 99,396
Watch	9,984	17,469	14,993	1,000	—	1,171	—	44,617
Special Mention	—	—	—	—	—	2,617	—	2,617
Substandard	—	—	—	—	103	261	—	364
Total	$53,021	$ 38,816	$ 33,830	$ 9,834	$ 103	$ 11,390	$—	$ 146,994
SBA:								
Pass	$ 3,789	$ 12,415	$ 1,452	$ —	$ —	$ 19	$—	$ 17,675
Substandard	—	571	—	148	—	—	—	719
Doubtful	—	—	—	—	—	74	—	74
Total	$ 3,789	$ 12,986	$ 1,452	$ 148	$ —	$ 93	$—	$ 18,468
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ (36)	$—	$ (36)
Consumer:								
Pass	$ 38	$ —	$ —	$ —	$ —	$ —	$—	38
Total	$ 38	$ —	$ —	$ —	$ —	$ —	$—	38
Total loans:								
Pass	$69,402	$146,248	$101,361	$197,628	$151,777	$126,747	$—	$ 793,163
Watch	16,684	39,870	34,056	15,299	9,979	25,794	—	141,682
Special Mention	—	—	13,837	5,533	1,774	7,327	—	28,471
Substandard	—	571	13,977	28,965	13,242	3,835	—	60,590
Doubtful	—	—	—	2,079	—	74	—	2,153
Total loans	$86,086	$186,689	$163,231	$249,504	$176,772	$163,777	$—	$1,026,059

Term Loans Amortized Cost Basis by Origination Year - As of December 31, 2024

	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
				(In thousands)				
Single-family:								
Pass	$ —	$ 543	$ 4,098	$ 1,968	$ 1,796	$ 13,687	$—	$ 22,092
Watch	—	—	—	729	1,227	—	—	1,956
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Total	$ —	$ 543	$ 4,098	$ 2,697	$ 3,023	$ 13,687	$—	$ 24,048
Multi-family:								
Pass	$81,474	$77,739	$171,836	$126,492	$26,771	$ 90,584	$—	$574,896
Watch	—	5,633	16,244	14,761	—	13,244	—	49,882
Special Mention	—	—	4,210	3,150	—	—	—	7,360
Substandard	—	1,562	—	4,691	—	3,718	—	9,971
Total	$81,474	$84,934	$192,290	$149,094	$26,771	$107,546	$—	$642,109
Commercial real estate:								
Pass	$49,143	$ 9,655	$ 23,482	$ 29,021	$21,150	$ 22,606	$—	$155,057
Watch	—	1,584	432	994	—	1,634	—	4,644
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	3,271	—	297	—	—	—	3,568
Total	$49,143	$14,510	$ 23,914	$ 30,312	$21,150	$ 24,240	$—	$163,269
Church:								
Pass	$ —	$ 2,442	$ —	$ 2,148	$ 1,696	$ 1,002	$—	$ 7,288
Watch	—	376	—	—	—	618	—	994
Substandard	—	—	—	—	—	1,193	—	1,193
Total	$ —	$ 2,818	$ —	$ 2,148	$ 1,696	$ 2,813	$—	$ 9,475
Construction:								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$—	$ —
Watch	9,568	31,274	227	—	—	2,038	—	43,107
Substandard	—	4,076	38,494	5,463	—	—	—	48,033
Total	$ 9,568	$35,350	$ 38,721	$ 5,463	$ —	$ 2,038	$—	$ 91,140
Commercial - other:								
Pass	$ 1	$ 3	$ 7,575	$ —	$ 2,768	$ 9,965	$—	$ 20,312
Watch	19,260	28,157	706	—	—	1,197	—	49,320
Special Mention	—	—	351	—	—	2,250	—	2,601
Substandard	—	—	—	106	571	4,562	—	5,239
Total	$19,261	$28,160	$ 8,632	$ 106	$ 3,339	$ 17,974	$—	$ 77,472
SBA:								
Pass	$ 590	$ —	$ —	$ —	$ —	$ 64	$—	$ 654
Substandard	—	—	150	—	338	—	—	488
Total	$ 590	$ —	$ 150	$ —	$ 338	$ 64	$—	$ 1,142
Consumer:								
Pass	$ 13	$ —	$ —	$ —	$ —	$ —	$—	$ 13
Total	$ 13	$ —	$ —	$ —	$ —	$ —	$—	$ 13

	Term Loans Amortized Cost Basis by Origination Year - As of December 31, 2024							
	2024	2023	2022	2021	2020	Prior	Revolving Loans	Total
	(In thousands)							
Total loans:								
Pass	$131,221	$ 90,382	$206,991	$159,629	$54,181	$137,908	$—	$ 780,312
Watch	28,828	67,024	17,609	16,484	1,227	18,731	—	149,903
Special Mention	—	—	4,561	3,150	—	2,250	—	9,961
Substandard	—	8,909	38,644	10,557	909	9,473	—	68,492
Total	$160,049	$166,315	$267,805	$189,820	$56,317	$168,362	$—	$1,008,668

Allowance for Credit Losses for Off-Balance Sheet Commitments

The Company maintains an allowance for credit losses on off-balance sheet commitments related to unfunded loans and lines of credit, which is included in accrued expenses and other liabilities of the consolidated statements of financial condition. The Company applies an expected credit loss estimation methodology for off-balance sheet commitments. This methodology is commensurate with the methodology applied to each respective segment of the loan portfolio in determining the ACL for loans held-for-investment. The loss estimation process includes assumptions for the probability that a loan will fund, as well as the expected amount of funding. These assumptions are based on the Company's own historical internal loan data.

The allowance for off-balance sheet commitments was $224 thousand and $277 thousand at December 31, 2025 and 2024, respectively. The recovery of credit losses for off-balance sheet commitments was $53 thousand and $91 thousand for the years ended December 31, 2025 and 2024, respectively.

Note 5 – Office Properties and Equipment, net

Year-end office properties and equipment were as follows:

	December 31, 2025	December 31, 2024
	(In thousands)	
Land	$ 5,322	$ 5,322
Office buildings and improvements	7,649	7,649
Furniture, fixtures, and equipment	1,358	1,214
	14,329	14,185
Less accumulated depreciation	(5,597)	(5,286)
Office properties and equipment, net	$ 8,732	$ 8,899

Depreciation expense was $410 thousand and $424 thousand for the years ended December 31, 2025 and 2024, respectively.

Note 6 – Leases

Effective October 1, 2021, the Bank entered into an operating lease for its administrative offices at 4601 Wilshire Boulevard in Los Angeles. The operating lease has one 5-year extension option at the then fair market rate which was exercised during the year ended December 31, 2025.

The ROU asset represents our right to use the underlying asset during the lease term. Operating lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized based on the present value of the remaining lease payments using a discount rate that represents our incremental borrowing rate at the date of the lease's inception. The ROU asset totaled $1.5 million and $420 thousand as of December 31, 2025 and 2024, respectively, and was included in other assets on the consolidated statements of financial condition. The lease liability totaled $1.5 million and $420 thousand as of December 31, 2025 and 2024, respectively, and was included in accrued expenses and other liabilities on the consolidated statements of financial condition.

The Bank has no finance leases.

The Company recognized rent expense of $242 thousand in both 2025 and 2024.

Additional information regarding our operating leases is summarized below for the periods indicated (dollars in thousands):

	Year Ended December 31, 2025	Year Ended December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities for operating leases	$ 242	$242
ROU assets obtained in exchange for lease liabilities	1,310	—
Weighted average remaining lease term in months	73	21
Weighted average discount rate	3.8%	5.5%

The future minimum payments for operating leases with remaining terms of one year or more as of December 31, 2025 were as follows (in thousands):

Year ended December 31, 2026	$ 249
Year ended December 31, 2027	271
Year ended December 31, 2028	271
Year ended December 31, 2029	271
Year ended December 31, 2030	271
Thereafter	293
Total future minimum lease payments	1,626
Amounts representing interest	(135)
Present value of net future minimum lease payments	$1,491

Note 7 – Goodwill and Core Deposit Intangible

The following tables present the changes in the carrying amounts of goodwill and core deposit intangibles for the years ended December 31, 2025 and 2024:

	December 31, 2025	
	Goodwill	Core Deposit Intangible
	(In thousands)	
Balance at the beginning of the period	$ 25,858	$1,775
Impairment	(25,858)	—
Amortization	—	(315)
Balance at the end of the period	$ —	$1,460

	December 31, 2024	
	Goodwill	Core Deposit Intangible
	(In thousands)	
Balance at the beginning of the period	$25,858	$2,111
Amortization	—	(336)
Balance at the end of the period	$25,858	$1,775

Management engaged a third-party to complete the goodwill impairment testing as of September 30, 2025. The quantitative test indicated that the carrying amount of the goodwill exceeded the fair value of the Company by approximately $25.9 million. On October 15, 2025, the Company's management, with oversight of the Audit Committee of the Board of Directors of the Company, concluded that, based on its annual impairment analysis, the Company's goodwill was impaired in accordance with U.S. GAAP. Consequently, the Company recorded a non-cash $25.9 million goodwill impairment charge for the quarter ended September 30, 2025. The Company does not expect that this charge will result in future cash expenditures.

The carrying value and accumulated amortization related to the Company's core deposit intangible consisted of the following at December 31, 2025 and 2024:

	December 31, 2025	December 31, 2024
	(In thousands)	
Core deposit intangible acquired.	$ 3,329	$ 3,329
Less: accumulated amortization	(1,869)	(1,554)
	$ 1,460	$ 1,775

The following table outlines the estimated amortization expense related to the core deposit intangible during the next five fiscal years:

	(In thousands)
2026.	$ 304
2027.	291
2028.	279
2029.	267
2030.	256
Thereafter	63
	$1,460

Note 8 – Derivatives

During the year ended December 31, 2025, the Company began utilizing interest rate swap agreements with commercial banking customers to facilitate their interest rate management strategies. The Company entered into corresponding offsetting derivatives with third parties. While these derivatives represent economic hedges, they do not qualify as hedges for accounting purposes.

The Company presents derivative position gross on the consolidated statements of financial condition. The notional amount of the interest rate swaps does not represent amounts exchanged by the parties. The amount exchanged is determined by reference to the notional amount and the other terms of the individual interest rate swap agreements. The following table presents the amounts recorded on the consolidated statements of financial condition related to the Company's interest rate swaps.

	As of December 31, 2025		
	Notional Amount	Fair Value	Consolidated Statements of Financial Condition Category
	(In thousands)		
Derivatives in an asset position:			
Derivatives not designated as hedging instruments:			
Interest rate swaps related to customer loans	$17,000	$105	Other Assets
Total derivatives in an asset position.	$17,000	$105	
Derivatives in a liability position:			
Derivatives not designated as hedging instruments:			
Interest rate swaps related to customer loans	$17,000	$105	
Total derivatives in a liability position	$17,000	$105	Accrued Expenses and Other Liabilities

The following table presents the effect of the Company's derivative financial instruments on the Consolidated Statements of Operations.

	For the Year Ended December 31, 2025	
	Location of Gain/Loss Recognized on Derivatives on Consolidated Statement of Operations	Amount of Gain/Loss Recognized on Derivatives
	(In thousands)	
Derivatives not designated as hedging instruments:		
Interest rate swaps related to customer loans.	Unrealized gain/loss	$—

During the year ended December 31, 2025, the Company also recognized $194 thousand in swap fees in Other Income on the Consolidated Statement of Operations.

Note 9 – Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an ordinary transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The Company used the following methods and significant assumptions to estimate fair value:

The fair values of securities available-for-sale are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs) or matrix pricing, which is a mathematical technique to value debt securities without relying exclusively on quoted prices for the specific securities, but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2 inputs).

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)			
At December 31, 2025:				
Securities available-for-sale:				
Federal agency mortgage-backed securities	$ —	$114,430	$—	$114,430
Federal agency CMOs	—	69,457	—	69,457
Federal agency debt	—	28,413	—	28,413
Municipal bonds.	—	4,522	—	4,522
U.S. Treasuries.	4,987	—	—	4,987
SBA pools	—	8,275	—	8,275
Asset-backed securities	—	9,269	—	9,269
Corporate bonds.	—	17,482	—	17,482
Interest rate swap asset.	—	105	—	105
Interest rate swap liability	—	(105)	—	(105)

	Fair Value Measurement			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)			
At December 31, 2024:				
Securities available-for-sale:				
Federal agency mortgage-backed securities	$ —	$53,029	$—	$53,029
Federal agency CMOs	—	20,058	—	20,058
Federal agency debt	—	40,034	—	40,034
Municipal bonds.	—	4,388	—	4,388
U.S. Treasuries	77,190	—	—	77,190
SBA pools	—	9,163	—	9,163

There were no transfers between Level 1, Level 2, or Level 3 during the years ended December 31, 2025 or 2024.

Assets Measured on a Nonrecurring Basis

The Company measures certain assets at fair value on a nonrecurring basis and the following is a general description of the methods used to value such assets.

Collateral-Dependent Loans - The fair value of collateral-dependent loans with specific allocations of the allowance for loan losses is generally based on recent appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available for similar loans and collateral underlying loans and result in a Level 3 classification.

The table below presents assets measured at fair value on a nonrecurring basis at December 31, 2025. At December 31, 2024, the Company did not have any assets or liabilities carried at fair value on a nonrecurring basis.

	Fair Value Measurement			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
	(In thousands)			
At December 31, 2025:				
Collateral dependent loans:				
Real estate:				
Single-family	$—	$—	$ 424	$ 424
Multi-family	—	—	2,094	2,094
Construction	—	—	7,435	7,435
Commercial - other	—	—	138	138

The following table represents quantitative information about Level 3 fair value assumptions for assets measured at fair value on a non-recurring basis at December 31, 2025.

	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Range
	(In thousands)			
At December 31, 2025:				
Collateral dependent loans:				
Real estate:				
Single-family	$ 424	Market approach	Adjustments to market data	5% - 10%
Multi-family	2,094	Market approach	Adjustments to market data	5% - 10%
Construction	7,435	Market approach	Adjustments to market data	5% - 10%
Commercial - other	138	Market approach	Adjustments to market data	5% - 10%

Fair Values of Financial Instruments

The carrying amounts and estimated fair values of financial instruments as of the periods indicated were as follows:

	Carrying Value	Fair Value Measurements at December 31, 2025			
		Level 1	Level 2	Level 3	Total
		(In thousands)			
Financial Assets:					
Cash and cash equivalents	$ 10,507	$10,507	$ —	$ —	$ 10,507
Securities available-for-sale	256,835	4,987	251,848	—	256,835
Loans receivable held for investment	1,016,540	—	—	1,002,049	1,002,049
Accrued interest receivable	5,999	36	800	5,163	5,999
Interest rate swaps	105	—	105	—	105
Financial Liabilities:					
Non interest bearing deposits	$ 105,835	$ —	$105,835	$ —	$ 105,835
Interest bearing deposits	512,034	—	512,034	—	512,034
Time deposits	299,734	—	299,434	—	299,434
FHLB advances	72,000	—	72,019	—	72,019
Securities sold under agreements to repurchase	80,773	—	80,773	—	80,773
Accrued interest payable	1,633	—	1,633	—	1,633
Interest rate swaps	105	—	105	—	105

	Carrying Value	Fair Value Measurements at December 31, 2024			
		Level 1	Level 2	Level 3	Total
		(In thousands)			
Financial Assets:					
Cash and cash equivalents	$ 61,365	$61,365	$ —	$ —	$ 61,365
Securities available-for-sale	203,862	77,190	126,672	—	203,862
Loans receivable held for investment	999,956	—	—	973,183	973,183
Accrued interest receivable	5,001	5,001	—	—	5,001
Bank owned life insurance	3,321	3,321	—	—	3,321
Financial Liabilities:					
Deposits	$745,399	$ —	$669,695	$ —	$669,695
FHLB advances	226,888	—	227,150	—	227,150
Securities sold under agreements to repurchase	66,610	—	66,070	—	66,070
Accrued interest payable	1,349	—	1,349	—	1,349

The fair value of financial assets and liabilities was measured using an exit price notion. Although the exit price notion represents the value that would be received to sell an asset or paid to transfer a liability, the actual price received for a sale of assets or paid to transfer liabilities could be different from exit price disclosed.

Note 10 – Deposits

Deposits are summarized as follows:

	December 31, 2025	December 31, 2024
	(In thousands)	
Interest checking and other demand deposits	$259,318	$251,538
Non-interest-bearing demand deposits	105,835	105,227
Money market deposits	211,962	125,862
Savings deposits	40,754	49,933
Certificates of deposit	299,734	212,839
Total	$917,603	$745,399

The Bank accepts two types of deposits from a deposit placement service called the Certificate of Deposit Account Registry Service ("CDARS"). Reciprocal deposits are the Bank's own retail deposits in amounts in excess of the insured limits. The CDARS program allows banks to place their customers' funds in FDIC-insured certificates of deposit at other banks and, at the same time, receive an equal sum of funds from the customers of other banks in the CDARS Network. These deposits totaled $150.8 million and $145.8 million at December 31, 2025 and 2024, respectively and are not considered to be brokered deposits. The other type of deposit that may be accepted under the CDARS program is nonreciprocal deposits which are considered to be brokered funds. As of December 31, 2025 and 2024, the Bank had no such deposits.

During the year ended December 31, 2025, the Company purchased $70.0 million of nonreciprocal brokered certificates of deposit. The balance of these certificates of deposit was $70.0 million at December 31, 2025.

As of December 31, 2025 and 2024, approximately $413.5 million and $268.8 million of our total deposits (including deposits from affiliates) were not insured by FDIC insurance, which represented 41% and 32% of total deposits, respectively.

Scheduled maturities of certificates of deposit for the next five years are as follows:

Maturity	Amount
	(In thousands)
2026	$294,642
2027	3,692
2028	1,302
2029	66
2030	32
Thereafter	—
	$299,734

Certificates of deposit of $250 thousand or more totaled $105.1 million and $33.2 million at December 31, 2025 and 2024, respectively.

The Company has a significant concentration of deposits with five long-time customers that accounted for approximately 28% and 18% of its deposits as of December 31, 2025 and 2024, respectively.

Deposits from principal officers, directors, and their affiliates totaled $24.8 million and $24.2 million at December 31, 2025 and 2024, respectively.

Note 11 – Borrowings

The following table summarizes information relating to FHLB advances at or for the periods indicated:

	At or For the Year Ended December 31,	
	2025	2024
	(Dollars in thousands)	
FHLB Advances:		
Average balance outstanding during the year	$ 93,431	$199,893
Maximum amount outstanding at any month-end during the year	$150,750	$209,298
Balance outstanding at end of year	$ 72,000	$195,532
Weighted average interest rate at end of year	3.79%	4.03%
Average cost of advances during the year	4.28%	4.79%
Weighted average maturity (in months)	—[1]	—

_____
(1)   The majority of FHLB advances are overnight borrowings

Of the $72.0 million FHLB advances outstanding at December 31, 2025, $60.0 million is fixed-rate credit and subject to prepayment penalties if paid before its maturity date. The advances were collateralized by $448.6 million and $521.7 million of commercial real estate loans at December 31, 2025 and 2024, respectively, under a blanket lien arrangement. Based on collateral pledged and the Company's holdings of FHLB stock as of December 31, 2025, the Company was eligible to borrow up to an additional $150.7 million at year-end 2025.

Scheduled maturities of FHLB advances are as follows:

	Amount
	(In thousands)
2026	$72,000
2027	—
	$72,000

The Company will, from time to time, sell a portion of a loan or group of loans to third parties. In some cases, the transferred portion of the loans does not meet the requirements to be treated as sales for accounting purposes. When that occurs, the legally transferred portion of the loan balance remains classified in gross loans receivable held for investment and a secured borrowing is recorded for the proceeds received from the third-party institution. As the transferred portion of the loan pays down, the secured borrowings are repaid. The Company has no obligation to make principal or interest payments on the secured borrowings unless and until payments are received from the loan borrowers. The terms of these loans were modified during the fourth quarter of 2025, at which point sale accounting treatment was applied and the debt was derecognized. The Company had secured borrowings associated with these participation loan transactions of $0 and $31.4 million as of December 31, 2025 and 2024, respectively. The weighted average interest rate on the secured borrowings was 5.54% at December 31, 2024.

On December 27, 2023, the Company borrowed $100.0 million from the Federal Reserve under the Bank Term Funding Program (''BTFP''). This borrowing was paid off in December 2024. The interest rate on this borrowing was fixed at 4.84%.

In addition, the Bank had additional lines of credit of $10.0 million with other financial institutions as of December 31, 2025 and 2024. No amounts were drawn on the lines of credit at December 31, 2025 or 2024.

Note 12 – Securities Sold Under Agreements to Repurchase

The Bank enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, the Bank may transfer legal control over the assets but still retain effective control through an agreement that both entitles and obligates the Bank to repurchase the assets. As a result, these repurchase agreements are accounted for as collateralized financing agreements (i.e., secured borrowings) and not as a sale and subsequent repurchase of securities. The obligation to repurchase the securities is reflected as a liability in the Bank's consolidated statements of financial condition, while the securities underlying the repurchase agreements remain in the respective investment securities asset accounts. In other words, there is no offsetting or netting of the investment securities assets with the repurchase agreement liabilities. As of December 31, 2025, securities sold under agreements to repurchase totaled $80.8 million at an average rate of 3.66%. These agreements mature on a daily basis, but management expects the agreements to be available in the foreseeable future. The fair value of securities pledged totaled $83.7 million as of December 31, 2025. As of December 31, 2024, securities sold under agreements to repurchase totaled $66.6 million at an average rate of 3.62%. The fair value of securities pledged totaled $83.3 million as of December 31, 2024.

Note 13 – Employee Benefit Plans

401(k) Plans

In July of 2022, the Broadway Federal Bank 401(k) benefit plan and the City First Bank 401(k) benefit plan were combined into one plan called ''the City First Bank 401(k) benefit plan'' (the ''401(k) Plan''). The 401(k) Plan allows employee contributions for substantially all employees up to 15% of their compensation, which are matched at a rate equal to 50% of the first 6% of compensation contributed. In addition, the 401(k) Plan makes a non-elective safe harbor contribution of 3% of each eligible employee's compensation. Expenses related to the 401(k) plans totaled $417 thousand in 2025 and $476 thousand in 2024.

ESOP Plan

Employees participate in an Employee Stock Ownership Plan (''ESOP'') after attaining certain age and service requirements. During 2022, the ESOP purchased 58,369 shares of the Company's common stock at an average cost of $8.57 per share for a total cost of $500 thousand which was funded with a $5 million line of credit from the Company. During 2023, the ESOP purchased 369,953 additional shares of the Company's common stock at an average cost of

$9.19 per share for a total cost of $3.4 million which was funded with the line of credit. Any loans or borrowings under the line of credit will be repaid from the Bank's discretionary contributions to the ESOP, net of dividends paid, over a period of 20 years. Shares of the Company's common stock purchased by the ESOP are held in a suspense account until released for allocation to participants. When loan payments are made, shares are allocated to each eligible participant based on the ratio of each such participant's compensation, as defined in the ESOP, to the total compensation of all eligible plan participants. As the unearned shares are released from the suspense account, the Company recognizes compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares released differs from the cost of such shares, the difference is charged or credited to equity as additional paid-in capital. Dividends on allocated shares increase participant accounts. Dividends on unallocated shares will be used to repay the loan. At the end of employment, participants will receive shares for their vested balance. Compensation expense related to the ESOP was $149 thousand for 2025 and $188 thousand for 2024.

Shares held by the ESOP were as follows:

	December 31, 2025	December 31, 2024
	(Dollars in thousands)	
Allocated to participants	124,968	127,804
Committed to be released.	55,568	30,036
Suspense shares	406,108	428,804
Total ESOP shares	586,644	586,644
Fair value of unearned shares	$ 3,005	$ 2,937

During 2025 and 2024, 0 and 30,036 of ESOP shares were released for allocation to participants, respectively. The outstanding book balance of unearned ESOP shares at December 31, 2025 and 2024 was $3.9 million and $4.2 million, respectively, which is shown as unearned ESOP shares in the equity section of the consolidated statements of financial condition.

During December 2022, the Company issued a $5 million line of credit to the ESOP Plan for the purchase of additional shares. As of December 31, 2025 and December 31, 2024, the trustee for the ESOP had purchased 428,327 shares at a total cost of $3.9 million.

Note 14 – Income Taxes

The Company and its subsidiary are subject to U.S. federal and state income taxes. Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company adopted the disclosure requirements in ASU 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, on a retrospective basis as of January 1, 2025. The adoption primarily impacted the presentation and disaggregation of the Company's income tax disclosures and did not affect the Company's consolidated financial condition, results of operations, or cash flows.

The components of income tax expense (benefit) from continuing operations consisted of the following:

	2025	2024
	(In thousands)	
Current		
Federal	$118	$505
State	270	504
Foreign	—	—

	2025	2024
	(In thousands)	
Deferred		
Federal	(245)	12
State	195	(206)
Foreign	—	—
Total	$ 338	$ 815

Income taxes paid, net of refunds received was as follows:

	2025	2024
	(In thousands)	
Federal	$ —	$150
California	215	200
Washington, D.C.	110	66
Total	$325	$416

Effective tax rates differ from the federal statutory rate of 21% applied to income before income taxes due to the following:

	2025		2024	
	(In thousands)		(In thousands)	
U. S. Federal statutory income tax	$(5,139)	21.00%	$581	21.00%
State and local taxes, net of federal benefit*	367	(1.50)%	211	7.62%
Nontaxable or nondeductible items				
Earnings from bank owned life insurance	(72)	0.29%	(10)	(0.36)%
Tax-exempt interest, net of TEFRA disallowance	(7)	0.03%	(5)	(0.18)%
Goodwill impairment	5,430	(22.19)%	—	0.00%
Stock-based compensation	7	(0.03)%	38	1.37%
Other, net	(248)	1.02%	—	0.00%
Effective tax rate	$ 338	(1.38)%	$815	29.43%

* State and local taxes in California and Washington, D.C. made up the majority (greater than 50 percent) of the tax effect in this category.

Year-end deferred tax assets and liabilities were due to the following:

	2025	2024
	(In thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 2,658	$ 2,408
Accrued liabilities	851	483
State income taxes	56	108
Stock compensation	239	196
Tax loss carryforwards	1,900	1,880
Partnership investment	252	292
General business credit	1,007	1,544
Net unrealized loss on securities available-for-sale	2,403	4,864
Lease liability	424	127
Fair value adjustment on acquired loans	27	100
Other	316	166
Total deferred tax assets	10,133	12,168
Less: valuation allowance	(449)	(449)
Total deferred tax assets, net of valuation allowance	9,684	11,719

	2025	2024
	(In thousands)	
Deferred tax liabilities:		
Deferred loan fees/costs.	(1,152)	(1,273)
Basis difference on fixed assets	(726)	(708)
FHLB stock dividends	(1)	(54)
Prepaid expenses	(261)	(172)
Right of use assets	(421)	(121)
Core deposit intangibles.	(412)	(511)
Total deferred tax liabilities	(2,973)	(2,839)
Net deferred tax assets	$ 6,711	$ 8,880

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, of the deferred tax asset will not be realized. In assessing the realization of deferred tax assets, management evaluated both positive and negative evidence, the amount of taxes paid in available carry-back years, and the forecasts of future income and tax planning strategies. Based on this analysis, management determined that, as of December 31, 2025, a valuation allowance of $449 thousand was required on the Company's net deferred tax assets, which totaled $6.7 million (net of valuation allowance). As of December 31, 2024, a valuation allowance of $449 thousand was required on the Company's net deferred tax assets, which totaled $8.9 million (net of valuation allowance).

As of December 31, 2025, the Company had California net operating loss carryforwards of $22.0 million which will begin to expire in 2032 if not utilized. The Company also had federal general business credits of $1.0 million, which will begin to expire in 2033 if not utilized.

The Company did not have any unrecognized tax benefits as of December 31, 2025 or 2024.

Federal tax years 2022 through 2025 remain open for the assessment of Federal income tax. California tax years 2021 through 2025 remain open for the assessment of California franchise tax. Washington, D.C. tax years 2022 through 2025 remain open for the assessment of D.C. franchise tax. The Company is not currently under examination by any tax authorities.

Note 15 – Stock-Based Compensation

Prior to June 21, 2023, the Company issued stock-based compensation awards to its directors and officers under the 2018 Long Term Incentive Plan ("LTIP") which allowed the grant of non-qualified and incentive stock options, stock appreciation rights, full value awards and cash incentive awards. The maximum number of shares that could be awarded under that plan was 161,639 shares.

On June 21, 2023, stockholders approved the Amended and Restated 2018 Long Term Incentive Plan ("Amended and Restated LTIP") which allows the issuance of 487,500 additional shares and brought the number of shares that may be issued under the Amended and Restated LTIP to 649,139 shares.

The following table summarizes stock option activity during the year ended December 31, 2025:

	Number Outstanding	Weighted Average Exercise Price
Outstanding at beginning of year	12,500	$12.96
Granted during the year	—	—
Exercised during the year.	—	—
Forfeited or expired during the year.	—	12.96
Outstanding at end of year	12,500	$12.96
Exercisable at end of year	12,500	$12.96

There was no stock-based compensation expense related to stock options during 2025 or 2024.

Options outstanding and exercisable at year-end 2025 were as follows:

| | Outstanding | | | | Exercisable | | |
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number Outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Grant Date							
February 24, 2016	12,500		$12.96		12,500	$12.96	
	12,500	0.12 years	$12.96	$—	12,500	$12.96	$—

Stock Awards to Directors

In March 2025 and May 2024, the Company awarded 23,232 and 19,832 shares of common stock, respectively, to its directors under the LTIP, which are fully vested. The Company recorded $168 thousand and $96 thousand of compensation expense in the years ended December 31, 2025 and December 31, 2024, respectively, based on the fair value of the stock on the date of the award.

Restricted Stock Awards to Employees

In March 2022, the Company issued 61,908 shares of restricted stock to its officers and employees under the LTIP, of which 23,379 shares have been forfeited as of December 31, 2025. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 60 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. During 2025 and 2024, the Company recorded $41 thousand and $88 thousand, respectively, of stock-based compensation expense related to shares awarded to employees.

On June 21, 2023, the Company issued 92,720 shares of restricted stock to its officers and employees under the Amended and Restated LTIP, of which 30,072 shares have been forfeited as of December 31, 2025. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 60 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. During the years ended December 31, 2025 and 2024, the Company recorded $60 thousand and $113 thousand, respectively, of stock-based compensation expense related to these restricted stock awards.

On March 25, 2024, and April 5, 2024, the Company issued a total of 126,083 shares of restricted stock to its officers and employees under the Amended and Restated LTIP, of which 26,356 shares have been forfeited as of December 31, 2025. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 60 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. During the years ended December 31, 2025 and 2024, the Company recorded $94 thousand and $108 thousand, respectively, of stock-based compensation expense related to these restricted stock awards.

On March 26, 2025 and May 28, 2025, the Company issued a total of 96,478 shares of restricted stock to its officers and employees under the Amended and Restated LTIP, of which 17,048 shares have been forfeited as of December 31, 2025. Each restricted stock award was valued based on the fair value of the stock on the date of the award. These awarded shares of restricted stock fully vest over periods ranging from 36 months to 48 months from their respective dates of grant. Stock-based compensation is recognized on a straight-line basis over the vesting period. During the year ended December 31, 2025, the Company recorded $114 thousand of stock-based compensation expense related to these restricted stock awards.

As of December 31, 2025, 367,181 shares had been awarded under the Amended and Restated LTIP and 281,958 shares were available to be awarded.

A summary of restricted stock unit activity for the year ended December 31, 2025 is as follows:

	Restricted Stock Units (In thousands)	Weighted Average Grant Date Fair Value	Remaining Contractual Life (months)
Unvested at December 31, 2024	184,874	$8.91	31
Granted during period	119,710	7.15	29
Vested during period	(95,566)	—	—
Forfeited or expired during period	(59,313)	—	—
Unvested at December 31, 2025	149,705	$8.50	24

As of December 31, 2025, there was $1.8 million of total unrecognized equity-based compensation expense that the Company expects to recognize over the remaining contractual life.

Note 16 – Regulatory Matters

The Bank's capital requirements are administered by the Office of the Comptroller of the Currency ("OCC") and involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the OCC. Failure to meet capital requirements can result in regulatory action.

As a result of the Economic Growth, Regulatory Relief, and Consumer Protection Act, the federal banking agencies have developed a "Community Bank Leverage Ratio" ("CBLR") (the ratio of a bank's tier 1 capital to average total consolidated assets) for financial institutions with assets of less than $10 billion. A "qualifying community bank" that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered "well capitalized" under Prompt Corrective Action statutes. The federal banking agencies have set the Community Bank Leverage Ratio at 9%. Actual and required capital amounts and ratios as of the dates indicated are presented below:

	Actual		Minimum Required to be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)			
December 31, 2025:				
Community Bank Leverage Ratio	$191,336	14.09%	$122,184	9.00%
December 31, 2024:				
Community Bank Leverage Ratio	$188,827	13.61%	$124,879	9.00%

At December 31, 2025, the Company and the Bank met all the capital adequacy requirements to which they were subject. In addition, the Bank was "well capitalized" under the regulatory framework for prompt corrective action. Management believes that no conditions or events have occurred that would materially adversely change the Bank's capital classifications. From time to time, we may need to raise additional capital to support the Bank's further growth and to maintain the "well capitalized" status.

Note 17 – Loan Commitments and Other Related Activities

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk for credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amounts of financial instruments with off-balance-sheet risk at year-end were as follows:

	2025	2024
	(In thousands)	
Commitments to make loans	$ 2,095	$ 6,201
Unfunded construction loans	19,253	38,486
Unused lines of credit – variable rates	3,050	3,934

Commitments to make loans are generally made for periods of 60 days or less.

Note 18 – Parent Company Only Condensed Financial Information

Condensed financial information of Broadway Financial Corporation follows:

Condensed Balance Sheets
December 31,

	2025	2024
	(In thousands)	
Assets		
Cash and cash equivalents	$ 70,165	$ 73,172
Investment in bank subsidiary	187,152	205,744
Other assets	5,601	6,161
Total assets	$262,918	$285,077
Liabilities and stockholders' equity		
Accrued expenses and other liabilities	$ 167	$ 104
Stockholders' equity	262,751	284,973
Total liabilities and stockholders' equity	$262,918	$285,077

Condensed Statements of Income
Years Ended December 31,

	2025	2024
	(In thousands)	
Interest income	$ 260	$ 283
Interest expense	—	—
Other expense	(1,125)	(988)
Loss before income tax and undistributed subsidiary income	(865)	(705)
Income tax benefits	235	209
Equity in undistributed subsidiary (loss) income	(24,165)	2,425
Net (loss) income	$(24,795)	$1,929


Condensed Statements of Cash Flows
Years Ended December 31,


	2025	2024
	(In thousands)	
Cash flows from operating activities		
Net (loss) income	$(24,795)	$ 1,929
Adjustments to reconcile net (loss) income to net cash used in operating activities:		
Equity in undistributed subsidiary loss (income).	24,165	(2,425)
Stock awards expenses.	625	593
Change in other assets	(242)	(2,927)
Change in accrued expenses and other liabilities	63	(290)
Net cash used in operating activities	(184)	(3,120)
Cash flows from financing activities		
Dividends declared and paid- ECIP.	(3,000)	(1,567)
City First Bank Fund Manager II distribution	(170)	—
Proceeds from repayment of ESOP loan	347	402
Net cash used in financing activities	(2,823)	(1,165)
Net change in cash and cash equivalents.	(3,007)	(4,285)
Beginning cash and cash equivalents.	73,172	77,457
Ending cash and cash equivalents	$ 70,165	$73,172

Note 19 – (Loss) Earnings Per Common Share

The factors used in the earnings per common share computation follow:

	2025	2024
	(In thousands, except share and per share)	
Net income attributable to Broadway Financial Corporation	$ (24,795)	$ 1,929
Less: Net income attributable to participating securities	—	(8)
Less: Preferred stock dividends - ECIP	(3,000)	(1,567)
Income available to common stockholders	$ (27,795)	$ 354
Weighted average common shares outstanding for basic earnings per common share.	8,595,254	8,459,460
Add: Effects of unvested restricted stock awards	—	179,200
Weighted average common shares outstanding for diluted earnings per common share.	8,595,254	8,638,660
Earnings per common share - basic.	$ (3.23)	$ 0.04
Earnings per common share - diluted	$ (3.23)	$ 0.04

Stock options for 12,500 shares of common stock for the years ended December 31, 2025 and 2024, were not considered in computing diluted earnings per common share because they were anti-dilutive.

Basic earnings per share of common stock is computed pursuant to the two-class method by dividing net loss available to common stockholders less dividends paid on participating securities (unvested shares of restricted common stock) and any undistributed loss attributable to participating securities by the weighted average common shares outstanding during the period. The weighted average common shares outstanding includes the weighted average number of shares of common stock outstanding less the weighted average number of unvested shares of restricted common stock. ESOP shares are considered outstanding for this calculation unless unearned. Diluted earnings per share of common stock includes the dilutive effect of unvested stock awards and additional potential common shares issuable under stock options. No unvested stock awards or potential common shares issuable under stock options were included in diluted earnings per share in either year.

[This page intentionally left blank]

Exhibit 21.1

Broadway Financial Corporation
List of Subsidiaries

1. City First Bank, National Association (a national banking association)

2. Broadway Service Corporation (a California corporation)

3. 1432 U Street, LLC (a District of Columbia limited liability company)

4. C.F. New Markets Advisors, LLC (a Delaware limited liability company)

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-1 (No. 333-192451 and No. 333-201233) and the Registration Statements on Form S-8 (No. 333-218929 and No. 333-229415) of Broadway Financial Corporation (the ''Company''), of our report dated March 31, 2026, which appears in this Annual Report on Form 10-K of the Company for the year ended December 31, 2025.

/s/ Crowe, LP

Washington, District of Columbia
March 31, 2026

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-218929 and No. 333-229415) of Broadway Financial Corporation (the "Company"), of our report dated March 31, 2025, except for the previously disclosed restatement to the 2024 consolidated financial statements, as to which the date is December 23, 2025, relating to the consolidated financial statements as of and for the year ended December 31, 2024, which appears in this Annual Report on Form 10-K of the Company for the year ended December 31, 2025.

/s/ Baker Tilly US, LLP

Spokane, Washington
March 31, 2026

Exhibit 31.1

SECTION 302 CERTIFICATION

I, Brian Argrett, certify that:

1. I have reviewed this annual report on Form 10-K of Broadway Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2026   By: /s/ Brian Argrett

                                                     Brian Argrett
                                                     Chief Executive Officer

Exhibit 31.2

SECTION 302 CERTIFICATION

I, Zack Ibrahim, certify that:

1. I have reviewed this annual report on Form 10-K of Broadway Financial Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2026

By: /s/ Zack Ibrahim
    Zack Ibrahim
    Chief Financial Officer

Exhibit 32.1

SECTION 906 CERTIFICATION

The following statement is provided by the undersigned to accompany the foregoing Report on Form 10-K pursuant to 18 U.S.C. Section 1350 as, Chapter 63, Section 1350 of the United States Code, as amended by Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed filed pursuant to any provision of the Securities Exchange Act of 1934 or any other securities law.

The undersigned certifies that the foregoing Report on Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. Section 78) and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Broadway Financial Corporation as of and for the year ended December 31, 2025.

Date: March 31, 2026

By: /s/ Brian Argrett

Brian Argrett
Chief Executive Officer

Exhibit 32.2

SECTION 906 CERTIFICATION

The following statement is provided by the undersigned to accompany the foregoing Report on Form 10-K pursuant to 18 U.S.C. Section 1350 as, Chapter 63, Section 1350 of the United States Code, as amended by Section 906 of the Sarbanes-Oxley Act of 2002, and shall not be deemed filed pursuant to any provision of the Securities Exchange Act of 1934 or any other securities law.

The undersigned certifies that the foregoing Report on Form 10-K fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 (15 U.S.C. Section 78) and that the information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of Broadway Financial Corporation as of and for the year ended December 31, 2025.

Date: March 31, 2026

By: /s/ Zack Ibrahim

Zack Ibrahim
Chief Financial Officer

[This page intentionally left blank]